

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 4

TO

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ALLEGIANCY, LLC

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235
(866) 842-7545

(Name, address, including zip code, and telephone number, including area code, of issuer's principal executive office)

Stevens M. Sadler
10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235
(866) 842-7545

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6531	46-2793187
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

(a) As a limited liability company, the issuer has managers rather than directors. The issuer's initial manager is:

Name		**Address**
Stevens M. Sadler	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	7855 Berkshire Lane Gloucester, Virginia 23061
Christopher K. Sadler	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	483 Meadow Ridge Drive Rice, Virginia 23966
David L. Moore	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	8405 Sir Dinnadan Court North Chesterfield, VA 23237

(b) The issuer's officers are:

Name		**Address**
Stevens M. Sadler	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	7855 Berkshire Lane Gloucester, Virginia 23061

(c) Not applicable as the issuer is a limited liability company and has a board of managers rather than a general partner.

(d) The record owners of 5% or more of the membership interests of the issuer are:

Name		Address
Continuum Capital, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Continuum Capital, LLC is an entity rather than an individual.

Stevens M. Sadler has the power to direct the investment and voting of any membership interests held by Continuum Capital, LLC as the sole manager of Continuum Capital, LLC.

(e) The beneficial owners of greater than 5% of the membership interests of the issuer are:

Name		Address
Continuum Capital, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Continuum Capital, LLC is an entity rather than an individual.

Stevens M. Sadler has the power to direct the investment and voting of any membership interests held by Continuum Capital, LLC as the sole manager of Continuum Capital, LLC.

(f) The promoters of the issuer are:

Name		Address
Continuum Capital, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Continuum Capital, LLC is an entity

rather than an individual.

Stevens M. Sadler has the power to direct the investment and voting of any membership interests held by Continuum Capital, LLC as the sole manager of Continuum Capital, LLC.

(g) The affiliates of the issuer are:

Name		**Address**
Continuum Capital, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Continuum Capital, LLC is an entity rather than an individual.

Stevens M. Sadler has the power to direct the investment and voting of any membership interests held by Continuum Capital, LLC as the sole manager of Continuum Capital, LLC.

Chesapeake Realty Advisors, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Chesapeake Realty Advisors, LLC is an entity rather than an individual.

Christopher K. Sadler has the power to direct the investment and voting of any membership interests held by Chesapeake Realty Advisors, LLC as the sole manager of Chesapeake Realty Advisors, LLC.

15 Goldsborough, LLC	Business:	15 Goldsborough St. Easton, Maryland 21601
	Residential:	Not applicable as 15 Goldsborough, LLC is an entity rather than an individual.

Christopher K. Sadler has the power to direct the investment and voting of 25% of the membership interests of 15 Goldsborough, LLC. The remaining interests of

15 Goldsborough, LLC are held by unaffiliated third parties.

Real Estate Value Advisors, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as Real Estate Value Advisor, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of Real Estate Value Advisors, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of Real Estate Value Advisors, LLC

REVA Management Advisors, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Management Advisors, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Management Advisors, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Management Advisors, LLC

REVA Catalyst Manager, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Catalyst Manager, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Catalyst Manager, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA

Catalyst Manager, LLC

REVA Catalyst Fund, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Catalyst Fund, LLC is an entity rather than an individual.

Voting and investment power of REVA Catalyst Fund, LLC's limited liability company interests are controlled by unaffiliated investors in REVA Catalyst Fund.

REVA Catalyst Reading, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Catalyst Reading, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Catalyst Reading, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Catalyst Reading, LLC

REVA Catalyst Reading 645 Penn, LP	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Catalyst Reading 645 Penn, LP is an entity rather than an individual.

Stevens M. Sadler indirectly controls the voting and investment power of one half of the limited partnership and general partnership interests of REVA Catalyst Reading 645 Penn, LP. Christopher K. Sadler indirectly controls the voting and investment power of one half of the limited partnership and general partnership interests of REVA Catalyst Reading 645 Penn, LP.

REVA HR-RFMD, DST	Business:	10710 Midlothian Turnpike

		Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA HR-RFMD, DST is an entity rather than an individual.

Voting and investment power over REVA HR-RFMD, DST's beneficial interests are controlled by unaffiliated third party investors in REVA HR-RFMD, DST, except for a 4.5% beneficial interest in the voting and investment power which is indirectly controlled by Stevens M. Sadler and a 4.5% beneficial interest in the voting and investment power which is indirectly controlled by Christopher K. Sadler.

REVA HR-RFMD, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA HR-RFMD, LLC is an entity rather than an individual.

Stevens M. Sadler has share voting and investment power with respect to one-half of the limited liability company interests of REVA HR-RFMD, LLC. Christopher K. Sadler has share voting and investment power with respect to one-half of the limited liability company interests of REVA HR-RFMD, LLC, LLC

REVA HR-RFMD MT, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA HR-RFMD MT, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA HR-RFMD MT, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA HR-RFMD MT, LLC.

REVA Properties Trustee, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235

	Residential:	Not applicable as REVA Properties Trustee, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Properties Trustee, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Properties Trustee, LLC.

REVA Triad, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Triad, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Triad, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Triad, LLC.

REVA Fairview, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Fairview, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Fairview, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Fairview, LLC.

REVA Fairfax, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Fairfax, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Fairfax, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Fairfax, LLC.

REVA Caldwell, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as REVA Caldwell, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Caldwell, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of REVA Caldwell, LLC.

RCF Ashley Center, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as RCF Ashley Center, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of RCF Ashley Center, LLC. Christopher K. Sadler indirectly has share voting and investment power with respect to one-half of the limited liability company interests of RCF Ashley Center, LLC.

RCF Ashley Investors, LLC	Business:	10710 Midlothian Turnpike Suite 202 Richmond, Virginia 23235
	Residential:	Not applicable as RCF Ashley Investors, LLC is an entity rather than an individual.

Stevens M. Sadler indirectly controls the voting and investment power of 35% of the limited liability company interests of RCF Ashley Investors, LLC. Christopher K. Sadler indirectly controls the voting and investment power of 35% of the limited liability company interests of RCF Ashley Investors, LLC. The remaining 30% is controlled by unaffiliated third party investors.

(h) Counsel to the issuer with respect to the proposed offering is:

Name		**Address**
Kaplan Voekler Cunningham & Frank, PLC	Business:	7 East 2nd Street Richmond, Virginia 23224
	Residential:	Not applicable as Kaplan Voekler Cunningham & Frank, PLC is an entity rather than an individual.

(i) The underwriter with respect to the proposed offering is:

Name		**Address**
Moloney Securities Co., Inc.	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	Not applicable as Moloney Securities Co., Inc. is an entity rather than an individual.

(j) The underwriter's directors are:

Name		**Address**
E. John Moloney Chairman	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	18 Devon Road St. Louis, Missouri 63122
E. John Moloney, Jr.	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021

	Residential:	13237 Barrett Chase Circle Manchester, Missouri 63021
Terry L. Betzleberger	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	8305 West 118th Street Overland Park, Missouri 66210
John A. Brennan, Jr.	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	849 Cella Road St. Louis, Missouri 63124
Donald R. Hancock	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	45 Lake Forest Drive St. Louis, Missouri 63117
Robert M. Hockenhull	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	4543 Fredericktown Ct. St. Louis, Missouri 63128
Joseph R. Medley	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	411 Gill Ave. Kirkwood, Missouri 63122
Robert R. Rust Vice Chairman	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	21 Country Club Terrace St. Louis, Missouri 63122

David H. Slavik	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	959 Watercress Drive Naperville, Illinois 60540

(k) The underwriter's officers are:

Name		**Address**
E. John Moloney Chief Executive Officer	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	18 Devon Road St. Louis, Missouri 63122
E. John Moloney, Jr. President Chief Operating Officer	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	13237 Barrett Chase Circle Manchester, Missouri 63021
Terry L. Betzleberger Executive Vice President	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	8305 West 118th Street Overland Park, Missouri 66210
Donald R. Hancock Executive Vice President FINOP	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	45 Lake Forest Drive St. Louis, Missouri 63117
Robert M. Hockenhull Senior Vice President	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	4543 Fredericktown Ct.

		St. Louis, Missouri 63128
Kenneth K. Kays Executive Vice President Secretary	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	952 Woodway Dr. Fenton, Missouri 63026
James A. Riggs Executive Vice President	Business:	7 East 2nd Street Richmond, Virginia 23224
	Residential:	1381 Hermitage Rd. Manakin-Sabot, Virginia 23103
Louis R. Smith Executive Vice President Chief Compliance Officer	Business:	13537 Barrett Parkway Drive Suite 300 Manchester, Missouri 63021
	Residential:	336 Summit Heights Dr. St. Louis, Missouri 63026

(l) The underwriter has no general partners.

(m) Counsel to the underwriter is:

Name		**Address**
LeClairRyan, A Professional Corporation	Business:	Riverfront Plaza, East Tower 951 East Byrd Street Eighth Floor Richmond, Virginia 23219
	Residential:	Not applicable as LeClairRyan, A Professional Corporation is an entity rather than an individual.

Item 2. Application of Rule 262

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable as none of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable as no part of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in Which Securities are to be Offered

(a) The securities will be offered by the underwriter in the following states: California, Colorado, Illinois, Iowa, Kentucky, Michigan, Missouri, North Carolina, Virginia and Wisconsin. The securities will not be registered in Colorado and will be registered in California, Illinois, Iowa, Kentucky Michigan, Missouri, North Carolina, Virginia and Wisconsin. In Colorado, the securities will be offered pursuant to the exemption from registration found in Section 11-51-308(p) of the Colorado Securities Act.

(b) Not applicable as none of the securities will be offered by persons other than the underwriter, dealers or salesmen.

Item 5. Unregistered Securities Issued or Sold Within One Year

On January 22, 2013, Allegiancy, LLC (the "issuer") was formed and issued one hundred (100) Class B Units of the issuer to Continuum Capital, LLC as the issuer's initial member in exchange for $1,000 as consideration, or $10.00 per Class B Unit.

The issuer relied on the private placement exemption found in Section 4(a)(2) of the Securities Act of 1933 (the "Securities Act") for the issuance of its initial membership interest to Continuum Capital, LLC. As Continuum Capital, LLC is the founding member of the issuer, there was no public solicitation with respect to this initial issuance. Further, Stevens M. Sadler, the manager of Continuum Capital, LLC, is a manager of the issuer and therefore controls the issuer's business decisions and has access to all information regarding the issuer.

Item 6. Other Present or Proposed Offerings

1. The issuer has entered into an equity contribution agreement pursuant to which Continuum Capital, LLC ("Continuum") and Chesapeake Realty Advisors, LLC ("Chesapeake") will each contribute a 50% membership interest in REVA Management Advisors, LLC ("RMA") to the issuer in exchange for 625,000 of the issuer's Class B Units each (1,250,000 Class B Units in the aggregate). The closing of the contribution of RMA's membership interests to the issuer is contingent upon the initial closing of the offering contemplated by this Offering Statement.

   The issuer has relied on the private placement exemption found in Section 4(a)(2) of the Securities Act with respect to the offer and potential issuance of its Class B Units to Continuum and Chesapeake. Stevens M. Sadler, the sole manager of Continuum, is currently a manager of the issuer. Christopher K. Sadler, brother of Steve Sadler, is the sole manager of Chesapeake, and is a manager of the issuer. No public solicitation has taken place with respect to the agreement for the contribution of RMA's membership interests and the issuance of the Class B Units to Continuum and Chesapeake. Further, each of the Sadler brothers has access to all information regarding the issuer and is a control person of the issuer.

Continuum and Chesapeake have each relied on the exemption provided in Section 4(a)(1) of the Securities Act with respect to the offer and potential contribution of their membership interests in RMA to the issuer. Neither Continuum nor Chesapeake is an issuer, dealer or underwriter with respect to the membership interests in RMA; therefore, Section 4(a)(1) exempts the contribution of membership interests in RMA from the registration requirements of the Securities Act.

2. The issuer's affiliate, REVA HR-RFMD, DST, a Delaware statutory trust (the "DST"), is currently selling up to $7.5 million of unregistered DST interests in itself in reliance upon the private placement exemption found in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. As of the date of this Offering Statement, approximately $6.9 million of the DST interests have been sold. The DST filed a Form D with the Commission on February 14, 2013, accession-number 0001569543-13-000001. The DST has not engaged in any public solicitation of investors to purchase its DST interests. Further, the DST interests are being offered and sold solely to accredited investors as such term is defined under Regulation D.

Item 7. Marketing Arrangements

(a) Not applicable. There is no arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

Item 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

Preliminary Offering Circular
Subject to Completion, Dated November 13, 2013

ALLEGIANCY, LLC
10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235
(866) 842-7545

Class A Units of Membership Interest
Class B Units of Membership Interest

$4,999,970 Maximum Offering Amount (499,997 Class A Units)
$2,500,000 Minimum Offering Amount (250,000 Class A Units)
$0 (999,994) Class B Units[1]

ALLEGIANCY, LLC, a Delaware limited liability company, is offering a minimum of $2,500,000 and a maximum of $4,999,970 of Class A Units of its membership interest, which we refer to as "Offered Units". The purchase price per Offered Unit is $10.00 and the minimum purchase requirement is one thousand (1,000) Offered Units ($10,000); however, we can waive the minimum purchase requirement in our sole discretion. The Offered Units will be offered to prospective investors on a best efforts basis by Moloney Securities Co., Inc., our dealer-manager, a member firm of the Financial Industry Regulatory Authority, or FINRA. We expect to commence the sale of the Offered Units as of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the United States Securities and Exchange Commission.

We are also offering up to 999,994 Class B Units of our membership interests that may be issued upon our exercise of our right to convert Offered Units into Class B Units following the fifth anniversary of our initial closing. The actual amount of Class B Units issuable upon conversion of a Class A Unit is subject to the formula set forth below. The amount of Class B Units we are offering pursuant to this Offering Circular is a good faith estimate of the maximum number of Class B Units that we would issue upon the exercise of such conversion right. We shall have the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing of this offering into Class B Units, provided, however, that in order for us to convert the Offered Units, a closing price for the Class B Units must be available based upon trading of the Class B Units (a) on a national securities exchange, (b) through the OTC Bulletin Board or (c) through bid and ask prices established by a professional market maker making a market in the Class B Units. If we elect to convert the remaining Offered Units into Class B Units, each Class A Member whose Offered Units are being converted shall receive that number of Class B Units equaling $20.00 for each Class A Unit converted. The value of the Class B Units shall be established using the most recent closing price for the Class B Units. Purchasers of Offered Units who remain holders of Offered Units as of the fifth anniversary of our initial closing will be required to accept the Class B Units if we otherwise meet the conditions for conversion; therefore, purchasers of Offered Units are making the decision to acquire the Class B Units into which their Offered Units may be converted concurrently with their decision to invest in the Offered Units. We refer to the Class B Units into which Offered Units may be converted as "Conversion Units" herein.

This offering will terminate on May 31, 2014, provided that if we have received and accepted subscriptions for the minimum number of Offered Units on or before May 31, 2014, then this offering will terminate on the date which is sixty (60) days after the date on which the minimum number of Offered Units is reached. If, on the initial closing date, we have sold less than the maximum 499,997 Offered Units available in this offering, then we will hold rolling closings for additional sales, up to the maximum number of Offered Units, for sixty (60) days following the initial closing.

Purchasers of Offered Units are entitled to certain preferences on distributions from us. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our board of managers' discretion in declaring**

---

[1] Our company has the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing into Class B Units, subject to certain conditions, and for no additional consideration, as further described in this offering circular. *See* **"DESCRIPTION OF OFFERED SECURITIES – Conversion to Class B Units."**

distributions. Subject to the foregoing, purchasers of the Offered Units will be entitled to receive a cumulative, non-compounding preferred return equal to six percent (6%) per annum multiplied by (i) $10.00 and (ii) the number of Offered Units held in our company, which cumulative preferred return shall accrue annually until paid. If our board of managers elects to make distributions, such distributions will first be made to our Class A Members to the extent of any unpaid cumulative preferred return. Thereafter, distributions beyond those necessary to pay our Class A Members' unpaid preferred returns will be made to the members as a whole, in accordance with their percentage interests in the company. Any distributions paid to our Class A Members in excess of their cumulative preferred returns for that year shall not be applied against or reduce the cumulative preferred returns to which the Class A Members are entitled for the following year. *See* **"DESCRIPTION OF OFFERED SECURITIES."**

We will be required to redeem up to one-third of the Offered Units purchased in the offering for cash on each of the third, fourth and fifth anniversaries of the initial closing of the offering, each of which we refer to herein as a "redemption date". The cash redemption price for the Offered Units will be $16.00 per Class A Unit on the third anniversary of the initial closing of the offering, $17.00 per Class A Unit on the fourth anniversary of the initial closing of the offering, and $18.00 per Class A Unit on the fifth anniversary of the initial closing of the offering. We will have no obligation to redeem Offered Units after the fifth anniversary of the initial closing of the offering. If requests for the redemption of more than one-third of the Offered Units purchased in the offering are received with respect to any redemption date, then we shall redeem Offered Units pro rata in accordance with the number of Offered Units each requesting Class A Member has tendered for redemption, which may result in Class A Members retaining fractional Offered Units. **While our company is required to redeem Offered Units as described above, we do not intend to establish a sinking fund to fund redemptions. Therefore, our ability to honor requests for redemption will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund redemptions.**

Each Offered Unit will also entitle its holder to a right to purchase one Class B Unit of our membership interest (a "Class B Unit"). This right to purchase a Class B Unit, or the Purchase Right, may only be exercised either (a) within ten (10) days following the date on which the Offered Units associated with the Purchase Right are redeemed by the company; or (b) within ten (10) days following our conversion of the Offered Units into Class B Units. The Purchase Right associated with any Offered Unit shall expire on the earlier of (i) 5:00 PM Eastern Time on the tenth day following date of redemption of such Offered Units; or (ii) 5:00 PM Eastern Time on the tenth day following the date of our conversion of such Offered Units into Class B Units, if not exercised as of such date. Any exercise of the Purchase Right is subject to (a) the qualification of the Class B Units to be issued upon exercise of the Purchase Right as exempt from registration under Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act") or the determination by our counsel that another exemption or exception from registration under the Securities Act exists with respect to the issuance of the Class B Units issuable upon exercise of the Purchase Right, and (b) the registration or determination of an exemption from registration under applicable state securities laws for the Class B Units. Our Operating Agreement obligates us to use our commercially reasonable efforts to qualify, on or prior to each redemption date, at least that number of Class B Units that are issuable on each redemption date as exempt securities pursuant to Section 3(b) of the Securities Act and the regulations promulgated thereunder, including without limitation Regulation A, and to use our commercially reasonable efforts to register our Class B Units, or find an exemption from registration, in all applicable states. The exercise price for a Class B Unit which may be purchased pursuant to the exercise of a Purchase Right is $7.50 per Class B Unit. If you are exercising your Purchase Right as a result of a redemption of some, or all, of your Offered Units, you may apply a portion of the cash redemption price otherwise payable to you on the redemption date toward the payment of the exercise price, up to the total exercise price for any Class B Units being purchased pursuant to the Purchase Right.

An investment in the Offered Units is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider the summary risk factors set forth below and review the RISK FACTORS beginning on page 13.

- **There are no guaranteed distributions, and distributions will be subject to our financial performance.**

- **There is no sinking fund established to fund redemptions of the Offered Units.**

- **Our revenues will be subject to the performance of the real estate assets we manage.**

- **The national economy and the local economies of our managed properties, which are beyond our control, will affect the performance of our business.**

- **Our business will be subject to competition for assets under management, and if we are unable to successfully compete against our competitors, our performance will be adversely affected.**

- **Our asset management contracts with tenant in common owners have a greater risk of termination because they must be renewed by each tenant in common every year.**

- **If a property owner sells a property we manage, our management relationship, and thus a source of ongoing revenue, will terminate.**

- **We anticipate a substantial portion of the portfolio we manage will be encumbered by mortgage debt with balloon payments at maturity, which could hasten the termination of our management contracts.**

- **We are dependent upon our management team, and Stevens M. Sadler and Christopher K. Sadler in particular.**

- **You will have only limited voting rights with respect to the actions of our company.**

- **We may change our operational policies and business and growth strategies without member consent, which may subject us to different and more significant risks in the future.**

- **You will only be able to remove a member of our board of managers "for cause" and solely with the vote of either (i) 80% of the Class A Members, or (ii) 80% of all the members.**

- **Upon conversion from Offered Units to Conversion Units, investors will lose their rights to future preferred returns and to vote separately as a class to dismiss a manager for "good cause."**

- **The company has the unilateral right, subject to certain conditions, to convert the Offered Units to Conversion Units beginning with the fifth anniversary of the initial closing of this offering.**

- **Certain of our affiliates possess ownership interests in or control properties which are currently managed by RMA and which will be managed by us following the initial closing of the offering, which may create a conflict of interest for certain of our managers.**

- **If there is a breach of our equity contribution agreement, our contributors may not have the financial wherewithal to indemnify us.**

- **We do not anticipate a public market for our securities developing and our Units are subject to further restrictions on transfer set forth in our Operating Agreement.**

- **We are not a reporting company under the Securities Exchange Act of 1934 and, therefore, we are not subject to the periodic and current reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934.**

The economic, voting and other rights of purchasers of Offered Units, and those related to the Conversion Units, are set forth in our amended and restated limited liability company agreement, which we refer to as our

Operating Agreement, attached to this Offering Circular as Appendix A, to which investors will become a party upon the acceptance of their subscriptions and the release of the proceeds from this offering to us.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discounts, Commissions and Expense Reimbursements(1)	Proceeds to Company(2)
Per Offered Unit(3):	$10.00	$0.90	$9.10
Minimum Offering Amount:	$2,500,000	$225,000	$2,275,000
Maximum Offering Amount:	$4,999,970	$449,997	$4,549,973

(1) We have also agreed to issue to our dealer-manager warrants to purchase that number of our Class A Units equal to 4.6% of the number of Offered Units sold in the offering. These warrants will have an exercise price equal to $12.50. *See* "**PLAN OF DISTRIBUTION**" for a more complete description of the Underwriter Warrants.

(2) In addition to the underwriting discounts, commission and expense reimbursements included in the above table, the issuer will pay offering expenses in the estimated amount of $200,000.

(3) We will receive no additional consideration for, and are not paying any underwriting compensation in respect of, the conversion of Offered Units to Conversion Units, if any.

Our dealer-manager may engage other FINRA member firms as participating broker-dealers who will receive commissions on the sale of the Offered Units. In addition to the Underwriter Warrants described below, our dealer-manager will receive selling commissions of 7% of the offering proceeds, which it may re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer-manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. Our dealer-manager will receive the accountable expense allowance only to the extent of it expenses actually incurred with respect to this offering. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to retain a portion of the 7% selling commissions. Any portion of the 7% selling commissions retained by the dealer-manager would be included within the amount of selling commissions payable by us and not in addition thereto. *See* "**PLAN OF DISTRIBUTION**."

Our dealer-manager will also have the right, but not the obligation, to purchase warrants from our company evidencing the right of our dealer-manager to purchase Class A Units (each an "Underwriter Warrant" and collectively, the "Underwriter Warrants"). An Underwriter Warrant may be purchased by our dealer-manager as of the initial closing of this offering and as of each subsequent closing, if any. An amount of our Class A Units equal to 4.6% of the number of Offered Units sold in the applicable closing will underlie each Underwriter Warrant. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The exercise period for all Underwriter Warrants will terminate at 5:00 p.m. Eastern Time on the date which is five (5) years immediately following the effective date of this offering. Further terms and conditions of the Underwriter Warrants will be set forth in a form of warrant mutually acceptable to the company and our dealer-manager. In accordance with FINRA Rule 5110(g)(1), the Underwriter Warrants may not be sold by the dealer-manager during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants by any person for a period of 180 days immediately following commencement of the offering, except as permitted by FINRA Rule 5110(g)(2). For purposes of this restriction, the commencement of the offering is deemed to be the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC.

Our dealer-manager and the participating broker-dealers, which we refer to collectively as "our selling group", must sell the minimum number of Offered Units, 250,000, if any are to be sold. Our selling group is required to use only its best efforts to sell the securities offered and does not have any obligation or commitment to sell any specific dollar amount or number of Offered Units, or to acquire any Offered Units for its own account or with a view to distribution. This offering will terminate on May 31, 2014, provided that if we have received and accepted subscriptions for the minimum number of Offered Units on or before May 31, 2014, then this offering will terminate on the date which is sixty (60) days after the date on which the minimum number of Offered Units is reached. Until we sell at least 250,000 Offered Units, all investor funds will be held in an escrow account with our escrow agent, SunTrust Bank, Richmond, Virginia. If we do not sell at least 250,000 Offered Units by May 31, 2014, all funds will be promptly returned to investors (within one business day) with interest and without deduction. Further, we and our dealer-manager will not instruct our escrow agent to release funds to us until such time as all closing conditions for the acquisition of RMA have been met or waived. If we sell the minimum number of Offered Units and our acquisition of RMA is prepared to close, net proceeds will be delivered to our company on the initial closing date and we will issue Offered Units to investors in this offering. If, on the initial closing date, we have sold less than the maximum 499,997 Offered Units available in this offering, then we will hold rolling closings for additional sales, up to the maximum number of Offered Units, for sixty (60) days following the initial closing.

The Offered Units are being offered only in the states of California, Colorado, Illinois, Iowa, Kentucky, Michigan, Missouri, North Carolina, Virginia and Wisconsin and solely to persons who meet the suitability standards set forth herein. This Offering Circular constitutes an offer to sell or a solicitation of an offer to buy the Offered Units solely in such states. If you are a resident of a state other than the foregoing and have received this Offering Circular, please return the Offering Circular to our company or our dealer-manager, keeping no copies thereof. Neither the delivery of this Offering Circular, any sale made hereunder, nor the filing or other use of this Offering Circular shall create an implication that there has been no change in the affairs of the company since the date hereof or imply that any information herein is accurate or complete as of any later date. There is no public market for our Offered Units or our Class B Units and we do not anticipate that one will develop. In addition, the Offered Units and our Class B Units are subject to transfer restrictions contained in our Operating Agreement, which provides that in order to transfer a membership interest in us, a member must first give our board of managers notice of the member's intent to assign his, her or its interest. Our board of managers then has seven (7) days to object to the transfer before the member may transfer his, her or its membership interest to a third party. A failure of the board of managers to object within such 7-day period shall be deemed its consent to such transfer. Additionally, no transfers of our Offered Units will be permitted without the express written consent of our board of managers until ninety (90) days after the final closing in this offering. The date of the final closing shall be either (i) the date on which we have closed on selling the maximum offering amount of Offered Units; or (ii) if we do not close on the maximum offering amount, the date of the final sale of Offered Units pursuant to this offering. *See* "**WHO MAY INVEST.**" Purchasers of the Offered Units may be referred to herein as "Class A Members of our Company" or "Class A Members." Only record holders of our Units will be members of our company, so if you purchase through a nominee, then your rights under our Operating Agreement will be subject to your relationship with your nominee.

No dealer, broker, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such other information should not be relied upon as having been authorized by our company or our dealer-manager.

TABLE OF CONTENTS

Appendices – All Appendices have been filed with the SEC as exhibits to the Offering Statement of which this Offering Circular is a part.

WHO MAY INVEST

General

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units or our Class B Units and we do not anticipate that one will develop, which means that it may be difficult for you to sell your Offered Units or Conversion Units upon conversion. In addition, by purchasing the Offered Units, which, by their terms, may be converted into the Conversion Units as of the fifth anniversary of the initial closing subject to certain conditions, you are also agreeing to accept the Conversion Units if our company exercises its conversion right. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering. These suitability standards require that a purchaser of our Offered Units have either:

a net worth of at least $500,000; or

a gross annual income of at least $150,000 and a net worth of at least $250,000.

In addition, in California and Iowa, an investor's investment in our company cannot exceed 10% of such investor's aggregate net worth, and in Kentucky, an investor's investment in our company cannot exceed 10% of such investor's liquid net worth. In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units and, potentially the Conversion Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units, and, potentially, the Conversion Units, is an appropriate investment for those who become Class A Members.

Our Operating Agreement provides that in order to transfer a membership interest in us, a member must first give our board of managers notice of the member's intent to assign his, her or its interest. Our board of managers then has seven (7) days to object to the transfer before the member may transfer his, her or its membership interest to a third party. A failure of the board of managers to object within such 7-day period shall be deemed its consent to such transfer. Our board of managers is not permitted to withhold its consent to a transfer unless it believes in good faith that such transfer will cause the assets of the company to become "plan assets" under ERISA, will cause the company to violate any law, rule or regulation applicable to the company, including without limitation federal securities laws or the securities laws of any state, or would cause our company to become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. With respect to our suitability standards, our board of managers may withhold its consent to a proposed transfer if the proposed transferee resides in a state which requires the company to apply suitability standards to subsequent transferees of securities and such proposed transferee does not meet our suitability standards and the suitability standards as required by the state in which the transferee resides. Further, no transfers of our Offered Units will be permitted without the express written consent of our board of managers until ninety (90) days after the final closing in this offering. The date of the final closing shall be either (i) the date on which we have closed on selling the maximum offering amount of Offered Units; or (ii) if we do not close on the maximum offering amount, the date of the final sale of Offered Units pursuant to this offering. Subject to the foregoing transfer restrictions, we anticipate that sales by of securities held by members may occur from time to time following the final closing of this offering in negotiated transactions that may be facilitated, but are not required to be facilitated, by our dealer-manager.

Broker-Dealer Requirements

Each of the participating broker-dealers, authorized registered representatives or any other person selling Offered Units on our behalf is required to:

- make every reasonable effort to determine that the purchase of Offered Units is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor's age, investment objectives, income, net worth, financial situation and other investments held by such investor; and

- maintain, for at least six (6) years, records of the information used to determine that an investment in our Offered Units is suitable and appropriate for each investor.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Offered Units on our behalf will, based on a review of the information provided by you, consider whether you:

- meet the minimum suitability standards established in your state and by us;

- can reasonably benefit from an investment in our Offered Units based on your overall investment objectives and portfolio structure;

- are able to bear the economic risk of the investment based on your overall financial situation; and

- have an apparent understanding of:

  - the fundamental risks of an investment in the Offered Units;

  - the risk that you may lose your entire investment;

  - the lack of liquidity of the Offered Units;

  - the restrictions on transferability of the Offered Units;

  - the background and qualifications of our management; and

  - our business.

In addition, by signing your Purchaser Questionnaire and Subscription Agreement, the form of which is attached hereto at Appendix B, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units and the Conversion Units. In the event you or another Class A Member or a regulatory authority attempt to hold us liable because Class A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. By making these representations, you will not waive any rights of action that you may have under federal or state securities laws, and any such waiver would be unenforceable.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor," which means anyone who is:

- a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

- acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

- within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

- a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

- designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

HOW TO SUBSCRIBE

Prior to subscribing for the Offered Units, you should review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular. Prospective investors who meet the suitability standards described above may subscribe for Offered Units as follows:

- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix B.

- Deliver your completed and executed Subscription Agreement to our dealer-manager at the address set forth in the Subscription Agreement.

- Payment for your Offered Units may be made (i) via check, draft or money order made payable to "SunTrust Bank as escrow agent for ALLEGIANCY, LLC" and delivered to our dealer-manager with your Subscription Agreement; (ii) via wire transfer to the escrow agent, pursuant to the wiring instructions in your Subscription Agreement; and (iii) by authorization of withdrawal from securities accounts maintained with the selling group.
- If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until the final closing or termination of this offering. If a purchaser authorizes a selling group member to withdraw the amount of the purchase price from a securities account, the selling group member will do so as of the date of closing.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units. In the event you or another Class A Member or a regulatory authority attempt to hold us liable because Class

A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. By making these representations, you will not waive any rights of action that you may have under federal or state securities laws, and any such waiver would be unenforceable.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, the escrow agent will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days after receipt shall be deemed rejected. Accepted subscription amounts will be placed in an interest-bearing escrow account with the escrow agent, until subscriptions for the minimum offering amount have been received and accepted by us, at which time the escrow agent will release the proceeds, and any interest earned thereon, to our company, which will use the proceeds for the purposes described in this Offering Circular.

If the minimum offering amount is not sold by May 31, 2014, or if all of the closing conditions for the acquisition of RMA are not met or waived as of such date, the offering will be terminated and all amounts held in the escrow account will be promptly returned to the subscribers, with interest and without deduction for expense.

See the "**WHO MAY INVEST**" and the "**PLAN OF DISTRIBUTION**" sections of this Offering Circular for additional details on how you can subscribe for Offered Units.

SUMMARY OF THE OFFERING CIRCULAR

This summary of the Offering Circular highlights material information contained elsewhere in this Offering Circular. Because it is a summary, it may not contain all of the information that is important to your decision of whether to invest in the Offered Units. To understand this offering fully, you should read the entire Offering Circular carefully, including the "Risk Factors" section. The use of the words "we," "us," "the company," or "our" refers to ALLEGIANCY, LLC and our subsidiaries, if any, except where the context otherwise requires. The term "Operating Agreement" refers to our company's Amended and Restated Limited Liability Company Agreement, which will be entered into on or before the initial closing of this offering and which amends and restates that certain Declaration of Operation of our company by and between our company and Continuum Capital, LLC as its sole original member, dated January 22, 2013. The term "initial closing" refers to the first closing on the sale of Offered Units, which shall occur on the earliest date on which we and our dealer-manager have mutually determined that subscription agreements have been accepted, and accompanying funds have been received, for the minimum offering amount and all closing conditions for our acquisition of REVA Management Advisors, LLC, or RMA, have been satisfied or waived. The satisfaction or waiver of all closing conditions of our acquisition of RMA must occur prior to our initial closing.

General

ALLEGIANCY, LLC was formed as a Delaware limited liability company on January 22, 2013. We intend, upon the initial closing of this offering, to engage in the business of providing asset and property management services related to commercial real estate, or our business. We intend to emphasize suburban office properties in secondary and smaller markets; however, we will not be limited in the classes and locations of assets we may manage. We intend to produce income from asset management fees, leasing fees, construction fees, financing fees and advisory services.

We intend to acquire RMA concurrently with the initial closing of this offering. RMA was formed on January 6, 2006, and since such time has engaged in our business. RMA's current managed portfolio consists of approximately thirty-two buildings, which management is governed by thirteen contracts. Certain contracts govern the management of multiple buildings on a portfolio basis. In 2012, RMA had $1,522,061 in total revenues and had total earnings of $351,205.

Concurrent with the initial closing of this offering, we intend to acquire all of the membership interests of RMA, from Continuum Capital, LLC, a Virginia limited liability company, and Chesapeake Realty Advisors, LLC, a Virginia limited liability company, who we collectively refer to herein as our contributors. In exchange for their membership interests in RMA, each of our contributors will receive 625,000 Class B Units valued at $6,250,000 representing 50% each of the Class B Units in our company expected to be outstanding as of the initial closing of this offering. Following the closing of the contribution of RMA, Continuum Capital, LLC will own 625,100 Class B Units in us and Chesapeake Realty Advisors, LLC will own 625,000 Class B Units in us. If the minimum offering amount is sold, then Continuum Capital, LLC will own 41.67% of our total outstanding membership interests and Chesapeake Realty Advisors, LLC will own 41.66% of our total outstanding membership interests. Continuum Capital, LLC and Chesapeake Realty Advisors, LLC will own 35.72% and 35.71%, respectively, of the total outstanding membership interests of our company if the maximum offering amount is sold.

The value of the membership interests of our contributors in RMA was determined pursuant to the negotiations of the same between our dealer-manager, our contributors and us, and we have not received an independent appraisal or fairness opinion with respect to this contribution. As a result, the consideration we have agreed to pay for RMA may exceed its fair market value.

Our independent, non-executive manager has reviewed and approved our contribution agreement and the transactions contemplated thereby. The closing of our acquisition of RMA is subject to certain conditions which must be met or waived prior to our acquisition of RMA. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Contribution Agreement**." We will not break escrow and close upon any investment in us until such time as we may acquire RMA. If all closing conditions to our acquisition of RMA are not met or waived prior to May 31, 2014 then we and our dealer-manager will instruct our escrow agent to return all proceeds in escrow with interest and without deduction. We may waive any of the closing conditions to our obligation to close on the acquisition of RMA. Our board of managers has sole discretion as to whether to waive closing conditions or not, and any such waiver would be subject to the approval of our independent manager. Our board of managers may waive the closing conditions to our obligation to close on the acquisition of RMA for any reason or for no reason at all. We anticipate that our board of managers would waive a closing condition to the acquisition of RMA if our board (including our independent manager) determines the unfulfilled closing condition would not materially adversely affect us or our business following the acquisition of RMA.

Following our acquisition of RMA we intend to operate RMA as our subsidiary and will operate our business through RMA. We intend to use the proceeds from this offering to fund our operations which includes the expansion of properties under management through (i) marketing directly to property owners and (ii) the acquisition of the operations of other asset managers whose assets under management fit our targeted portfolio. We may further use the proceeds of this offering, or our cash flow, to, in the discretion of our board, make loans to property owners in order to assist with immediate property capitalization needs and to alleviate management transition costs in conjunction with our acquisitions. Although the terms of each loan may vary, we intend to limit property owner loans to $100,000 per 12-month period per property and must be repaid from property cash flows no later than six (6) months from the date of the loan with interest thereon ranging from approximately 8%-10% per annum.

Our Company

Our company is a Delaware limited liability company and was formed on January 22, 2013 pursuant to a Certificate of Formation filed with the Delaware Secretary of State and that certain Declaration of Operation of our company dated January 22, 2013 by and between our company and Continuum Capital, LLC as its sole original member. Purchasers of our Offered Units will become Class A Members in our company with respect to their ownership of Offered Units. Our remaining members, Class A Members who purchase Class B Units pursuant to exercise of their Purchase Rights, or Class A Members whose Offered Units are converted into Conversion Units, will be Class B Members with respect to their ownership of Class B Units. Investors' execution of their respective Subscription Agreements will also constitute execution of, and agreement to, our Operating Agreement. Our Operating Agreement, which is attached to this Offering Circular as Appendix A, governs the various rights and obligations of our members, including the Class A Members.

Our board of managers is responsible for the day-to-day management of our business and affairs. Subject to certain limitations contained in our Operating Agreement, our board may delegate its authority to one or more officers. Stevens M. Sadler is our initial manager and our President. As initial manager, Stevens M. Sadler has appointed two additional members of our board of managers. Steve has appointed Christopher K. Sadler, his brother, and David L. Moore, who is our non-executive independent manager, to the board of managers. Our dealer-manager will have the right, from time to time, to designate one (1) individual to serve as a non-voting observer on our board of managers, which individual shall be subject to the prior written approval of our board of managers, which approval may not be unreasonably withheld. Our members, including Class A Members, have the right to vote only on certain major decisions. *See* "**MANAGEMENT – Major Decision Rights**" and "**DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement**." Approval of the members holding a majority, defined in our Operating Agreement as members owning more than 50% of the units of the company, including the Offered Units, present and voting at a duly called and held meeting of our members at which a quorum is present, will be required before we may take any of the following actions with respect to our company:

(i) Amendment of our Operating Agreement or Certificate of Formation;
(ii) The conversion of our company to another type of entity organized within or without the State of Delaware, including without limitation, a limited partnership;
(iii) The merger, equity interest exchange, business combination or consolidation with any other person or entity, except a wholly owned subsidiary of our company, in which our company is not the surviving entity;
(iv) Any sale, exchange or other disposition of all or substantially all of the assets of our company with the intent to liquidate the company;
(v) Any decision to file a voluntary petition or initiate proceedings to have our company adjudicated insolvent, reorganized, liquidated, dissolved or to seek the appointment of a trustee, receiver or conservator or other similar official or to make any assignment for the general benefit of creditors of our company; or
(vi) Any decision to dissolve or liquidate our company.

Members holding a majority of units outstanding as of the record date of any meeting and entitled to vote at such meeting will constitute a quorum for the transaction of business. Any action that may be taken at a meeting may also be taken by written consent the members holding the number of units required to take such action assuming all eligible units were in attendance and voting at a meeting. Notwithstanding romanette (iii) above, prior approval of our members will not be required if our board of managers unanimously approves a merger with real estate investment trust ("REIT"), or an entity controlled by such REIT which is taxed as a partnership, and (a) such REIT has at least $100 million in real estate assets; (b) the securities received by our members will be securities of the REIT, registered under the Securities Act, and listed on a national securities exchange; and (c) the terms of the merger will not materially diminish the voting, economic or other rights of our members.

In addition to the approval of our members required with respect to the above items, approval of members owning more than 50% of the Class A Units of the company, which include the Offered Units, present and voting at a duly called and held meeting of our Class A Members at which a quorum is present will be required before we create or authorize any new class or series of equity securities, or selling, issuing or granting additional equity securities, which are senior to the relative rights and preferences of our Class A Units, or the selling, issuing or granting of any securities exercisable for or convertible into equity securities senior to the relative rights and preferences of our Class A Units.

Securities Offered

Our company is offering a minimum of $2,500,000 and a maximum of $4,999,970 of Offered Units (499,997 Offered Units). The purchase price per Offered Unit is $10.00 and the minimum purchase requirement is one thousand (1,000) Offered Units ($10,000); however, we can waive the minimum purchase requirement in our sole discretion. Our company has a total of 1,000,000 authorized Class A Units.

We are also offering up to 999,994 Class B Units of our membership interests that may be issued upon our exercise of our right to convert Offered Units into Class B Units following the fifth anniversary of our initial closing. The actual amount of Class B Units issuable upon conversion of a Class A Unit is subject to the formula set forth below. The amount of Class B Units we are offering pursuant to this Offering Circular is a good faith estimate of the maximum number of Class B Units that we would issue upon the exercise of such conversion right. We shall have the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing of this offering into Class B Units, provided, however, that in order for us to convert the Offered Units, a closing price for the Class B Units must be available based upon trading of the Class B Units (a) on a national securities exchange, (b) through the OTC Bulletin Board or (c) through bid and ask prices established by a professional market maker making a market in the Class B Units. If we elect to convert the remaining Offered Units into Class B Units, each Class A Member whose Offered Units are being converted shall receive that number of Class B Units equaling $20.00 for each Class A Unit converted. We established the conversion amount of $20.00 of Class B Units based upon our negotiations with our dealer-manager.

The value of the Class B Units shall be established using the most recent closing price for the Class B Units. Purchasers of Offered Units who remain holders of Offered Units as of the fifth anniversary of our initial closing will be required to accept the Class B Units if we otherwise meet the conditions for conversion; therefore, purchasers of Offered Units are making the decision to acquire Conversion Units concurrently with their decision to invest in the Offered Units. *See* "- **Class B Units**" below.

Purchasers of Offered Units are entitled to certain preferences on distributions from us. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our board of managers' discretion in declaring distributions**. Subject to the foregoing, purchasers of the Offered Units will be entitled to receive a cumulative preferred return of six percent (6%) per annum multiplied by (i) $10.00 and (ii) the number of Offered Units held in our company, which cumulative preferred return shall accrue annually until paid. If our board of managers elects to make distributions, such distributions will first be made to our Class A Members to the extent of any unpaid cumulative preferred return. Thereafter, distributions beyond those necessary to pay our Class A Members unpaid preferred returns will be made to the members as a whole, in accordance with their percentage interests in the company. Any distributions paid to our Class A Members in excess of their cumulative preferred returns for that year shall not be applied against or reduce the cumulative preferred returns to which the Class A Members are entitled for the following year. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

All distributions will be funded from cash flow from our operations. **The receipt of Class A Members' preferred return is predicated on our company having sufficient cash flow, in the sole judgment of our board of managers, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.**

Our dealer-manager will also have the right, but not the obligation, to purchase Underwriter Warrants. An Underwriter Warrant may be purchased by our dealer-manager as of the initial closing of this offering and as of each subsequent closing, if any. An amount of our Class A Units equal to 4.6% of the number of Offered Units sold in the applicable closing will underlie each Underwriter Warrant. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The exercise period for all Underwriter Warrants will terminate at 5:00 p.m. Eastern Time on the date which is five (5) years immediately following the effective date of this offering. Further terms and conditions of the Underwriter Warrants will be set forth in a form of warrant mutually acceptable to the company and our dealer-manager. In accordance with FINRA Rule 5110(g)(1), the Underwriter Warrants may not be sold by the dealer-manager during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants by any person for a period of 180 days immediately following commencement of the offering, except as permitted by FINRA Rule 5110(g)(2). For purposes of this restriction, the commencement of the offering is deemed to be the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC.

We will be required to redeem up to one-third of the Offered Units purchased in the offering for cash on each of the third, fourth and fifth anniversaries of the initial closing of the offering, each of which we refer to herein as a "redemption date". The cash redemption price for the Offered Units will be $16.00 per Offered Unit on the third anniversary of the initial closing of the offering, $17.00 per Offered Unit on the fourth anniversary of the initial closing of the offering, and $18.00 per Offered Unit on the fifth anniversary of the initial closing of the offering. We will have no obligation to redeem Offered Units after the fifth anniversary of the initial closing of the offering. If requests for the redemption of more than one-third of the Offered Units purchased in the offering are received with respect to any redemption date, then we shall redeem Offered Units pro rata in accordance with the number of Offered Units each requesting Class A Member has tendered for redemption, which may result in Class A Members retaining fractional Offered Units. **While our company is required to redeem Offered Units as described above, we do not intend to establish a sinking fund to fund redemptions. Therefore, our ability to honor requests for redemption will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund redemptions.**

Investors will be permitted to request redemption with respect to any particular redemption date beginning 120 days prior to the applicable redemption date and ending 30 days prior to the redemption date. We will provide written notice, which may include notice via electronic means, of each upcoming redemption date to investors no later than 30 days prior to the beginning of the 90-day period in which investors may request redemption.

We shall have the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing of this offering into Class B Units, provided, however, that in order for us to convert the Offered Units, a closing price for the Class B Units must be available based upon trading of the Class B Units (a) on a national securities exchange, (b) through the OTC Bulletin Board or (c) though bid and ask prices established by a professional market maker making a market in the Class B Units. If we elect to convert the remaining Offered Units into Class B Units, each Class A Member whose Offered Units are being converted shall receive that number of Class B Units equaling $20.00 for each Class A Unit converted. The value of the Class B Units shall be established using the most recent closing price for the Class B Units. We established the conversion amount of $20.00 of Class B Units based upon our negotiations with our dealer-manager.

Each Offered Unit will also entitle its holder to a right to purchase one Class B Unit. The Purchase Right, may only be exercised either (a) within ten (10) days following the date on which the Offered Units associated with the Purchase Right are redeemed by the company; or (b) within ten (10) days following our conversion of the Offered Units into Class B Units. The Purchase Right associated with any Offered Unit shall expire on the earlier of

(i) 5:00 PM Eastern Time on the tenth day following date of redemption of such Offered Units; or (ii) 5:00 PM Eastern Time on the tenth day following the date of our conversion of such Offered Units into Class B Units, if not exercised as of such date. Any exercise of the Purchase Right is subject to (a) the qualification of the Class B Units to be issued upon exercise of the Purchase Right as exempt from registration under Section 3(b) of the Securities Act or the determination by our counsel that another exemption or exception from registration under the Securities Act exists with respect to the issuance of the Class B Units issuable upon exercise of the Purchase Right, and (b) the registration or determination of an exemption from registration under applicable state securities laws for the Class B Units. Our Operating Agreement obligates us to use our commercially reasonable efforts to qualify, on or prior to each redemption date, at least that number of Class B Units that are issuable on each redemption date as exempt securities pursuant to Section 3(b) of the Securities Act and the regulations promulgated thereunder, including without limitation Regulation A, and to use our commercially reasonable efforts to register our Class B Units, or find an exemption from registration, in all applicable states. The exercise price for a Class B Unit which may be purchased pursuant to the exercise of a Purchase Right is $7.50 per Class B Unit. If you are exercising your Purchase Right as a result of a redemption of some, or all, of your Offered Units, you may apply a portion of the cash redemption price otherwise payable to you on the redemption date toward the payment of the exercise price, up to the total exercise price for any Class B Units being purchased pursuant to the Purchase Right.

Class A Members owning more than 80% of the Offered Units ("Supermajority of the Class A Members") may vote to remove a manager for "good cause". A manager may also be removed by the affirmative vote of at least 80% of the members as a whole ("Supermajority of the Members"). We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties, a manager's criminal conviction under federal or state securities law, or any conviction of a felony under federal or state law.

Every purchaser of Offered Units will be required to become a Class A Member of the company and a party to our Operating Agreement. Our remaining members are called Class B Members. The aggregate number of authorized Class B Units is 20,000,000. *See* "**DESCRIPTION OF OFFERED SECURITIES – Description of Our Operating Agreement.**" Our Operating Agreement is attached as Appendix A to this Offering Circular.

Class B Units

Investors in this offering will have the Purchase Rights described above regarding our Class B Units and we will have the right to convert investors' Offered Units into the Conversion Units upon the fifth anniversary of our initial closing as described above. Our Class B Units have significantly different rights associated with them than do our Class A Units. Set forth below are the material differences between our Class B Units and the Offered Units:

- Class B Units do not have any right to preferred distributions from us;
- Class B Units do not have any rights to redemption;
- Class B Units do not include a purchase right for any additional security in us;
- Our board may issue securities senior to the Class B Units without the consent of members holding a majority of our units; and
- Our Class B Members do not have the right to vote separately as a class for the removal of a manager for good cause, but will be included with all other outstanding classes of our units permitted to vote on the removal of a manager.

Taxation

We have filed with the Internal Revenue Service to be taxed as a subchapter C corporation effective as of June 30, 2013, and, as such, we will be required to pay federal income tax at the corporate tax rates on our taxable income.

Plan of Distribution

We are offering a minimum of 250,000 and a maximum of 499,997 Offered Units in this offering for $10.00 per Offered Unit. The minimum purchase in this offering is 1,000 Offered Units, for a minimum purchase price of $10,000; however, we can waive the minimum purchase requirement at our sole discretion. **Subscriptions for an aggregate of 250,000 Offered Units ($2,500,000) must be received, accepted by us and deposited with**

SunTrust Bank, our escrow agent, before any proceeds of this offering will be released to us. This offering will terminate on May 31, 2014, provided that if we have received and accepted subscriptions for the minimum number of Offered Units on or before May 31, 2014, then this offering will terminate on the date which is sixty (60) days after the date on which the minimum number of Offered Units is reached. If the minimum offering amount is not sold by May 31, 2014, or if all of the closing conditions for the acquisition of RMA are not met or waived as of such date, the offering will be terminated and all funds will be promptly returned to investors (within one business day) with interest and without deduction.

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. In addition to the Underwriter Warrants, which our dealer-manager will have the right, but not the obligation to purchase, our dealer-manager will receive selling commissions of 7% of the offering proceeds, which it may re-allow and pay to participating broker-dealers who sell Offered Units, and our dealer-manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. *See* "**PLAN OF DISTRIBUTION**." Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. However, our dealer-manager will receive the accountable expense allowance only to the extent of it expenses actually incurred with respect to this offering. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to retain a portion of the 7% selling commissions. Any portion of the 7% selling commissions retained by the dealer-manager would be included within the amount of selling commissions payable by us and not in addition thereto. *See* "**ESTIMATED USE OF PROCEEDS**."

We will not receive any consideration for, and we will not pay any underwriting compensation in relation to, the conversion, if any, of outstanding Offered Units into Conversion Units after the fifth anniversary of our initial closing.

Interest of Management and Related Parties

Except for fees paid to David L. Moore, our independent manager, as compensation for serving as our independent manager, and to the non-voting observer who may be appointed to our board of managers by our dealer-manager subject to the approval of our board of managers, which approval may not be unreasonably withheld, our board of managers will not receive any remuneration for acting as our managers. We have agreed to pay David L. Moore and the non-voting observer appointed by our dealer-manager $2,500 per meeting of the board of managers (up to $10,000 per calendar year) and to issue each of them equity compensation as may be determined by our board. In addition, the non-voting observer shall be reimbursed for reasonable travel expenses incurred by such non-voting observer for his or her attendance in person at meetings of our board of managers.

Each of Stevens M. Sadler and Christopher K. Sadler, in addition to being members of our board of managers, will be our President and Executive Vice President, respectively, and in such positions will receive salaries, benefits and potentially equity compensation from us. *See* **"MANAGEMENT."**

Our contributors, who will become Class B Members of our company upon the closing of the contribution of RMA to us, are related parties to us. Stevens M. Sadler, our initial manager, is the manager of Continuum Capital, LLC. The members of Continuum Capital, LLC consist of Stevens M. Sadler's spouse and various trusts established for the benefit of his children. Christopher K. Sadler, who is also a manager of our company is the manager of Chesapeake Realty Advisors, LLC. The members of Chesapeake Realty Advisors, LLC consist of Christopher K. Sadler's spouse and various trusts established for the benefit of his children. Therefore, the families of Stevens M. Sadler and Christopher K. Sadler, will benefit from the Class B Units in us issued to our contributors in exchange for their membership interests in RMA.

Subject to our profitability and our board of managers' discretion in making distributions, our Class B Members will be entitled to the declared distributions described in "**DESCRIPTION OF OFFERED SECURITIES – Distributions**" below.

No Reporting Requirements under the Exchange Act of 1934

As of the date of this Offering Circular, we currently do not intend to list the Offered Units or our Class B Units on a national securities exchange, we are making this offering pursuant to the exemption provided in Regulation A and we do not intend to have more than 2,000 holders of record, or 500 holders of record who are not accredited investors, of a class of our equity securities. Therefore, we do not intend to register under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject our company to the reporting requirements thereunder. As a result, we will not be subject to the periodic and current reporting requirements of Sections 13 or 15(d) of the Exchange Act and will not be required to file periodic reports on Form 10-K and Form 10-Q or current reports on Form 8-K with the SEC. Although this offering and future issuances and trading of the Offered Units or other classes of equity securities of our company may result in our company becoming a reporting company, we hope to avoid as long as possible being subject to the periodic and current reporting requirements, proxy and other disclosure requirements of the Exchange Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this Offering Circular, including those set forth under the section captioned "**RISK FACTORS.**"

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized under "**RISK FACTORS**" and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our Offered Units and our Conversion Units is highly speculative and is suitable only for persons or entities who are able to evaluate the risks of the investment. An investment in our Offered Units and Conversion Units should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective purchasers should consider the following risks before making a decision to purchase our Offered Units. To the best of our knowledge, we have included all material risks to investors in this section.

General Risks of an Investment in Us

An investment in our Offered Units and our Conversion Units is a speculative investment, and therefore, no assurance can be given that you will realize your investment objectives.

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Offered Units, or our Conversion Units following our exercise of our conversion right. For this reason, each prospective subscriber for our Offered Units should carefully read this Offering Circular and all Appendices to this Offering Circular. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

Cash distributions are not guaranteed and may fluctuate with our performance.

There can be no assurance that cash distributions will, in fact, be made or, if made, whether those distributions will be made when or in the amount projected. The actual amount of cash that is available to be distributed will depend upon numerous factors, including:

- cash flow generated by operations;
- our success in acquiring and retaining targeted assets;
- the performance of the underlying real properties which are the subject of our assets;
- cost of acquisitions (including related debt service payments, if any);
- fluctuations in working capital;
- restrictions contained in our debt instruments, if applicable;
- capital expenditures;
- reserves made by the board of managers in its discretion;
- our board's discretion in declaring distributions;
- prevailing economic and industry conditions; and
- financial, business and other factors, a number of which are beyond our control.

Our indebtedness, or that of our subsidiaries, may limit our ability to make distributions and may affect our operations.

We, or our subsidiaries, including RMA, may seek debt financing to assist with the financing of our or their acquisitions and future operations. Our ability, or that of our subsidiaries, to make principal and interest payments with respect to such debt incurred depends on future performance, which performance is subject to many factors, some of which will be outside of our control or the control of our subsidiaries. In addition, most of such indebtedness will likely be secured by substantially all of our or our subsidiaries' assets, as applicable, and will contain restrictive covenants that limit our, or our subsidiaries', ability to distribute cash and to incur additional indebtedness. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, could limit our or our subsidiaries' ability to make distributions to us or our members, respectively. Such leverage may also adversely affect our ability or that of our subsidiaries to finance future operations and capital needs, or to pursue other business opportunities and make results of operations more susceptible to adverse business conditions.

There is no sinking fund for redemptions.

Purchasers of Offered Units will have the right to require the company to redeem their Offered Units in accordance with our Operating Agreement as described below in "**DESCRIPTION OF OFFERED SECURITIES – Redemption of Offered Units.**" However, we do not intend to establish any sinking fund to fund redemptions. Therefore, our ability to honor requests for redemption will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund redemptions.

Risks Related to Our Business

Our revenues are subject to and largely dependent upon the success of the underlying assets which we will be managing.

Revenue from our assets, which will consist primarily of asset management contracts, will largely consist of a percentage of the revenue from the real property assets which we will be managing and other fees from the sale or refinancing of such assets. Therefore, the success of our company and the economic success of an investment in our company will greatly depend upon the results of operations of such managed assets, which will be subject to those risks typically associated with investment in real estate. The real estate industry is cyclical and is significantly affected by changes in national and local economic and other conditions, such as employment levels, availability of financing, interest rates, consumer confidence and demand. These factors can cause fluctuations in occupancy rates, rental rates and operating expenses. Reductions in rental rates or increases in vacancy will directly and adversely affect the revenues we earn for managing properties and ultimately our ability to pay distributions to you. In addition, sufficient decreases in rental rates or increases in operating expenses and vacancy rates caused by events outside of our control may nevertheless contribute to a property owner's decision to terminate us.

The national economy and the regional and local economies of our managed properties' locations will affect the performance of our business.

The performance of commercial real estate, including our targeted suburban office assets, would likely be negatively affected by a slowing economy, as poorer business performance and diminished confidence will reduce demand for space at our managed properties. Further, over the past several years, a generally weak real estate market and other financial and geopolitical issues, have contributed to increased volatility and uncertainty in the financial and credit markets and diminished expectations for the economy going forward. This fragility in the credit markets and the generally weak economic environment have impacted the real estate industry through falling transaction volumes, lower real estate valuations, liquidity restrictions, and diminished confidence. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries, or their impacts on the real estate industry. Our smaller size as compared to some of our competition may increase our susceptibility to economic downturns. The current volatile conditions and any downturn in, or weakening of, the national economy, or the regional and local economies where our managed properties are located would likely have an adverse impact on the assets which our company or our subsidiaries manage. In such event our revenues, profitability and ability to pay distributions to you would likely be materially and adversely affected.

Our business will be subject to competition for assets under management, and if we are unable to successfully compete against our competitors, our performance will be adversely affected.

The property and asset management industry is highly competitive, with competition based primarily on price and service. Our company expects to compete with large-scale, national asset managers such as CBRE, Jones Lang LaSalle and others, as well as regional and local property and asset management firms. Our larger competitors are better able to take advantage of efficiencies created by size, have better financial resources and access to capital at lower costs, and may be better known in the regional markets in which we compete. We must effectively compete with these firms in order to retain our existing asset management clients and recruit new business from property owners. If we are unable to retain our existing business or recruit business because we do not effectively compete with our competitors, then our revenues and ability to make distributions to you will be materially and adversely effective.

We intend to subcontract some of our duties under our asset management contracts to local property managers in the locales of our managed properties, and will be reliant on the performance of such local property managers.

RMA has previously and we intend to subcontract certain duties relative to the day-to-day operations of our managed properties to local property managers. Our asset management contracts permit us to do so; however, as a result, our personnel will not directly perform some of the services we have been contracted to perform. Therefore, we will not have direct control over all aspects of our performance under asset management contracts for which we have subcontracted duties. If a local property manager we engage does not perform the subcontracted services in a satisfactory manner, it could damage our relationship with the property owner.

We may not be successful in executing our growth strategy.

Our plan is to expand our business through marketing to property owners and by selectively acquiring other asset management firms. Although we believe there are numerous potential acquisition candidates in the industry, some of which represent material acquisition opportunities, there can be no assurance that we will find attractive acquisition targets in the future, that we will be able to acquire such targets on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional capital necessary to finance an acquisition will be available upon terms favorable to us or at all.

We may not be able to successfully integrate new asset management contracts into our business.

Other than the assets owned by RMA, which we expect to acquire concurrently with the initial closing of this offering, we will not have operational experience with any of our acquisition targets. Although we have developed a due diligence process to assess the viability of our targeted and future acquisitions, there is no guarantee that our due diligence procedures will reveal any and all issues with the underlying property or properties which are the subject of a targeted asset. Additionally, we may acquire assets which pertain to properties in geographic regions within the United States in which we do not currently operate. Accordingly, to the extent we acquire any such assets, we will not possess the same level of familiarity with the underlying properties to which they pertain and such properties, and therefore the acquired asset, may fail to perform in accordance with our expectations, as a result of our inability to operate them successfully. We may also fail to integrate assets successfully into our business or inaccurately assess their true value in calculating their purchase price or otherwise, which could materially and adversely affect us.

We may not be able to retain our asset management contracts or those we acquire in the future, which could materially and adversely affect us and your investment.

Our business is to manage real estate properties which are the of asset management contracts between us and property owners. Such contracts may be terminable by property owners in their sole discretion or upon other terms which are not within our control. Our failure to retain an asset management contract which we have acquired, could materially and adversely affect us and our business operations. The pressure facing companies engaged in the asset management business has grown in recent years due to an intensified focus on property level revenues as a result of the global financial crisis and the underperforming real estate market. Our inability to perform to the expectations of our clients due to such economic circumstances or due to external factors specifically affecting the underlying real property which is the subject of an acquisition may affect our ability to retain an asset and therefore have a resulting material and adverse impact on our operations.

Many of our asset management contracts will be with tenant in common groups leading to increased risk that our asset management contracts may be terminated.

Seven (7) out of RMA's thirteen (13) asset management contracts, comprising approximately 40% of RMA's revenues as of July 1, 2013 are with groups of tenant in common owners of the underlying real property asset. Further, because of our management team's experience with tenants in common, we anticipate targeting asset management contracts with tenants in common for acquisition in the future. Our asset management contracts with tenant in common owners of a property must be renewed by each tenant in common on a yearly basis. Therefore, a single minority owner of a property owned by tenants in common may cause the termination of an asset management contract without cause. If we are unable to retain our asset management contracts, then we will generate less revenue and ultimately will have less cash flow available to pay distributions to you.

Our asset management contracts terminate upon the sale of the underlying real property asset to which they apply.

All of RMA's asset management contracts terminate upon the sale of the underlying real property asset, and we generally do not expect any of the asset management contracts we may acquire or enter into in the future to bind future owners of any of the real property assets underlying our asset management contracts. While our asset management contracts generally provide for significant fees to us upon the sale of a managed property, if the new owner of a property elects not to retain us, then our revenue over the long-term will be adversely impacted. If we lose contracts due to the sale of properties and are unable to replace them with new engagements, then our cash flow available for distribution to you and the value of your investment in us will be materially and adversely impacted.

We anticipate a substantial portion of the portfolio we manage will be encumbered by mortgage debt with balloon payments at maturity, which could hasten the termination of our management.

We expect that most, if not all of the properties we manage will be encumbered by mortgage debt that has a balloon payment at maturity. Most of the properties comprising RMA's managed portfolio are encumbered by mortgage debt with balloon payments at maturity. Properties comprising approximately 97% of RMA's managed square footage and 99% of RMA's revenues are encumbered by mortgage debt requiring a balloon payment within the next ten years. If the owner(s) of a property is unable to pay the balloon payment, the owner will be required to either sell the property or refinance the mortgage debt in order to avoid a default. If the owner elects, and is able to, refinance a property, then our asset management contract would remain in place; however, if the owner elects to sell the property, or is foreclosed upon if it cannot sell or refinance, then our asset management contract would terminate.

In executing our growth strategy, we may purchase the equity of existing asset and property management businesses, which could expose us to the risk of residual liabilities.

While we intend to attempt to acquire the asset management contracts of existing asset and property management businesses in executing our growth strategy, there will likely be instances in which we are unable to do so. One such situation in which we will likely purchase the equity of an existing business, rather than its assets, will be when our management determines it will be difficult to timely obtain the necessary consents from third parties for potential acquisition target to assign its asset management contracts to us. If we purchase the equity of an existing business, we, generally, intend to require representations and warranties and indemnifications from the sellers' of the acquisition target in order to protect us from any liabilities of the acquired business. However, there can be no assurance that any residual liability in an acquired business will not exceed the ability of the seller of such business to indemnify us.

We may, from time to time, make loans to property owners in order to assist with immediate property capitalization needs and to alleviate management transition costs and there is a risk that we may not be able to collect the full amount of such loans.

Our company may make loans to property owners from time to time in order to provide funds for property repairs and other immediate capitalization needs as well for termination and other transition fees associated with transitioning management of a property to our company. Our board of managers will determine, in its sole discretion, the terms and conditions for such loans; provided, however, each loan will be limited to $100,000 per 12-month period per property and must be repaid from property cash flows no later than six (6) months from the date of the loan with interest thereon ranging from approximately 8%-10% per annum. Such loans may be unsecured or may have limited security for their repayment. In the event of a default by the property owner, we may be unable to collect on our loan. There is also a possibility that our board of managers may determine it to be in our best interest to make certain concessions to a defaulting client in order to maintain the management contract for such client. All of the foregoing may have a material adverse effect on our operations.

We are dependent on our management to achieve our objectives, and our loss of, or inability to obtain, key personnel could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to make distributions.

Our success depends on the diligence, experience and skill of our board of managers. Stevens M. Sadler is our initial manager and our President. As initial manager, Stevens M. Sadler has appointed two additional members of our board of managers. Steve has appointed Christopher K. Sadler, his brother, and David L. Moore, who is our non-executive independent manager, to the board of managers. Our dealer-manager will have the right, from time to time, to designate one (1) individual to serve as a non-voting observer on our board of managers, which individual shall be subject to the prior written approval of our board of managers, which approval may not be unreasonably withheld. We will be dependent on our managers to perform their respective duties. RMA, our prospective subsidiary, currently holds a $1.5 million key man life insurance policy on each of Messrs. Sadler, and we anticipate becoming an owner and additional insured under such policy upon the contribution of RMA to us. However, there can be no assurance that such policies would adequately compensate us for the loss of either of Messrs. Sadler. Upon, or prior to, the initial closing of this offering, we expect to enter into employment agreements with each of Stevens M. Sadler and Christopher K. Sadler. Each of Messrs. Sadler's employment agreements will have a four-year term, beginning on or immediately prior to the initial closing of the offering, with automatic one-year renewals unless earlier terminated, and will require the individual to devote his time and attention during normal business hours to the business and affairs of our company and our company's affiliates. We may also enter into an independent manager agreement with our independent manager which sets forth the terms and conditions of our independent manager's services to our company and his compensation therefor. The termination of such employment agreements or the loss of Mr. Stevens M. Sadler, Mr. Christopher K. Sadler, any future manager or any other key person could harm our business, financial condition, cash flow and results of operations. Any such event would likely result in a material adverse effect on your investment.

Risks Relating to the Formation and Internal Operation of the Company

You will have only limited "major decision" rights regarding our management and it will be difficult to remove our managers, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

Our board of managers will have sole power and authority over the management of our company, subject only to certain rights of our members to consent to certain major decisions. *See* "**MANAGEMENT – Major Decision Rights**" for a description of decisions on which our members have the right to consent. Furthermore, a manager may only be removed for "good cause" by the affirmative vote of either (i) the Supermajority of the Class A Members or (ii) the Supermajority of the Members. *See* "**SUMMARY OF THE OFFERING CIRCULAR – Securities Offered**" for the definitions of "Supermajority of the Class A Members" and "Supermajority of the Members." We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties to the company, a manager's criminal conviction under federal or state securities laws, or any conviction of a felony under federal or state law. Therefore, you will not have an active role in our company's management and it would likely be difficult to cause a change in our management or alter our management's path if you feel they have erred.

We may change our operational policies and business and growth strategies without member consent, which may subject us to different and more significant risks in the future.

Our board of managers determines our operational policies and our business and growth strategies. Our managers may make changes to, or approve transactions that deviate from, those policies and strategies without a vote of, or notice to, our members. This could result in us conducting operational matters or pursuing different business or growth strategies than those contemplated in this Offering Circular. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could materially and adversely affect our business and growth

Our management will have significant control over our operations by virtue of the intended equity ownership in us of entities controlled by Messrs. Sadler.

Stevens M. Sadler and Christopher K. Sadler are two of our three managers. Further, through their respective control of Continuum Capital, LLC and Chesapeake Realty Advisors, LLC they will collectively control the voting of our 1,250,100 Class B Units anticipated to be outstanding as of the initial closing of this offering and our acquisition of RMA. These Class B Units will represent 83.33% of our outstanding units if the minimum offering amount is sold and 71.43% of our outstanding units if the maximum offering amount is sold. Therefore, in either case, Messrs. Sadler will collectively control sufficient Class B Units to consent to any action requiring the consent of a majority of the members.

Upon conversion from the Offered Units to Conversion Units investors will lose their rights to future preferred returns and to vote separately as a class to dismiss a manager for "good cause."

Subject to the closing price requirement further described in "**DESCRIPTION OF OFFERED SECURITIES – Conversion to Class B Units**," we will have the unilateral right to convert investors' Offered Units to Conversion Units as of the fifth anniversary of the initial closing of this offering. As of conversion, investors' will no longer accrue preferred returns on their investment amounts (however, preferred returns accrued prior to conversion will remain payable). This may reduce your return on investment following the conversion date. Further, Class A Members have the right to dismiss a manager for good cause through a vote of a Supermajority of the Class A Members. Once investors' Offered Units are converted to Conversion Units, they will no longer have the right to vote as a separate class, which will further limit investors' ability to influence or change management.

The ability of a member to recover all or any portion of such member's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the company or any of its subsidiaries, the proceeds realized from the liquidation of the assets of the company or such subsidiaries will be distributed among the members of the company, but only after the satisfaction of the claims of third-party creditors of the company. The ability of a member to recover all or any portion of such member's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the company will recognize gains on such liquidation.

Members may be liable for a return of distributions in the event of the insolvency of the company.

In general, members of the company may be liable for the return of a distribution to the extent that the member knew at the time of the distribution that after such distribution, the remaining assets of the company would be insufficient to pay the then outstanding liabilities of the company (exclusive of liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the limited liability company). Otherwise, members are generally not liable for the debts and obligations of the company beyond the amount of the capital contributions they have made or undistributed profits.

The board of managers and our executive officers will have limited liability for, and will be indemnified and held harmless from, the losses of the company.

Our board of managers and executive officers and their agents and assigns, will not be liable for, and will be indemnified and held harmless (to the extent of the company's assets) from any loss or damage incurred by them, the company or the members in connection with the business of the company resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, willful misconduct, gross negligence or breach of fiduciary duty. A successful claim for such indemnification could deplete the company's assets by the amount paid. *See* "**DESCRIPTION OF OUR OFFERED SECURITIES – Description of Our Operating Agreement**" below for a detailed summary of the terms of our Operating Agreement. Our Operating Agreement is attached as Appendix A to this Offering Circular.

Risks Related to Conflicts of Interest and Interested Transactions

Certain of our affiliates possess ownership interests in or control properties which are currently managed by RMA and which will be managed by us following the initial closing of the offering, which may create a conflict of interest for certain of our managers.

Certain of our affiliates possess ownership interests in or control properties which are currently managed by RMA and which will be managed by us following the initial closing of the offering. As a result, it is possible that the terms and provisions of the asset management agreements between RMA and the respective affiliated property owners may not solely reflect the result of arm's-length negotiations. Thus, such agreements may provide for less favorable terms to RMA, and ultimately to our company, than would have been obtained were such asset management agreements entered into with unaffiliated third parties. Further, because we will succeed to these affiliated asset management relationships upon our acquisition of RMA, our independent manager will not have had the opportunity to review and approve these relationships as he will any future transactions with affiliates of our company.

Members of our board of managers and our executive officers will have other business interests and obligations to other entities.

Neither our managers nor our executive officers will be required to manage the company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the company, provided that such activities do not compete with the business of the company or otherwise breach their agreements with the company. We are dependent on our managers and executive officers to successfully operate our company, and in particular Messrs. Sadler. Their other business interests and activities could divert time and attention from operating our business.

If there is a breach of our equity contribution agreement, our contributors may not have the financial wherewithal to indemnify us.

We will receive certain representations, warranties and covenants from our contributors regarding RMA in our equity contribution agreement. Our contributors are required to indemnify us for any breach of such representations, warranties and covenants. However, there can be no guarantee that if we were to seek indemnification from one or both of our contributors, they would have the financial wherewithal to pay any claim. If a breach of our equity contribution agreement results in significant liability to us or to RMA as our subsidiary and our contributors' are unable to indemnify us for such breach, then our business and the value of your investment would be materially and adversely affected.

Prior to the initial closing of this offering, all closing conditions to our acquisition of RMA must have been waived or satisfied; therefore, our board of managers may be incentivized to waive closing conditions that it may not waive in an unaffiliated transaction.

Our obligation to close on the acquisition of RMA is subject to certain closing conditions that must be fulfilled by our contributors or waived by us prior to closing. Because our initial closing and the launch of our business are predicated on the waiver or fulfillment of all closing conditions to our acquisition of RMA, our board may have an incentive to be more accommodating in the waiver of closing conditions than it would in respect of an agreement with an independent third party. While any such waiver is subject to the approval of our independent manager, if our board waives a material closing condition, then we may incur additional risk with respect to our acquisition of RMA.

Risks Related to the Offering and Lack of Liquidity

We do not anticipate a public market developing and our Offered Units are subject to transfer restrictions contained in our Operating Agreement; therefore, the Offered Units, and any Conversion Units into which they are converted should be considered an illiquid investment.

We currently do not intend to list our Offered Units or our Class B Units on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. Our Offered Units constitute new issues of securities with no established trading market, and our Conversion Units may constitute the same upon their issuance, if any. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the offering of our Offered Units. No transfer will be allowed if the board of managers determines that the transfer will (i) cause the assets of the company to become "plan assets" under ERISA, (ii) cause the company to violate any law, rule or regulation applicable to the company or the Offered Units, including without limitation federal or state securities laws, or (iii) would cause our company to become subject to the reporting requirements of the Exchange Act. Our Operating Agreement provides that in order to transfer a membership interest in us, including our Offered Units and our Conversion Units, a member must first give our board of managers notice of the member's intent to assign his, her or its interest. Our board of managers then has seven (7) days to object to the transfer before the member may transfer his, her or its membership interest to a third party. A failure of the board of managers to object within such seven-day period shall be deemed its consent to such transfer. Sales of our Offered Units may be made, subject to the foregoing transfer restrictions, in negotiated transactions that may be facilitated, but are not required to be facilitated, by our dealer-manager. However, there is no established trading market for our securities and there can be no assurance that buyers of our Offered Units, will be available in such privately negotiated transactions. Additionally, we cannot project whether there will be an established market for our securities when the Conversion Units are issued, if any, at least five years from the date of our initial closing. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential, and you should not rely on any resale potential in respect of our Conversion Units.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for Offered Units may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our Offered Units is fixed and will not vary based on the underlying value of our assets at any time. Our board of managers, in consultation with our dealer-manager, has a determined the offering price in its sole discretion. The fixed offering price for our Offered Units has not been based on appraisals for any assets we own or may own nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Units may not be supported by the current value of our assets at any particular time.

The entire amount of your purchase price for your Offered Units will not be available for investment in the company.

A portion of the offering proceeds will be used to pay selling commissions of 7% of the offering proceeds to our dealer-manager, which it may re-allow and pay to participating broker-dealers, who sell Offered Units, and our broker-dealer will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers, and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. *See* "**PLAN OF DISTRIBUTION**." Thus, a portion of the gross amount of the offering proceeds will not be available for investment in the company. *See* **"ESTIMATED USE OF PROCEEDS."**

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Offered Units and Conversion Units have not been registered under the Securities Act of 1933, or the Securities Act, and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. The Offered Units and Conversion Units have been registered under the "Blue Sky" or other state securities laws, and are being offered in reliance upon such registrations as provided by the securities laws of the states in which investors reside. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Units or Conversion Units or find an exemption under the securities laws of each state in which we offer the Offered Units or Conversion Units, each investor may have the right to rescind his, her or its purchase of the Offered Units and to receive back from the company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any nonrescinding investors.

Investors may experience dilution in the future upon the exercise of the Purchase Rights, the Underwriters' Warrants, or our board of managers' decision to issue additional equity in our company.

If other investors in this offering, or subsequent holders of Class A Units, exercise the Purchase Rights associated with their Offered Units and you are unable or unwilling to do so, then you will experience dilution of your percentage interest in our company. Investors will experience additional dilution of their percentage interests in our company if our dealer-manager elects to exercise the Underwriters' Warrants we have issued to it as compensation. Further, our board of managers has the right to issue additional equity in us on terms as it may decide in its sole discretion, provided that it may not issue equity senior in rights to the Offered Units without the consent of the holders of a majority of the Offered Units. Because the Purchase Rights are exercisable for Class B Units, their exercise will not dilute your pro rata portion of cash made available to pay the preferred return; however, their exercise will dilute your pro rata portion of any cash available for distribution following the payment of the preferred return. Our Underwriter Warrants are exercisable for Class A Units, so any exercise of the would dilute the cash available to pay the preferred return as well as cash available for distribution following payment of the preferred return.

The Purchase Rights are exercisable only at certain future times and are subject to the Class B Units issuable upon exercise of the Purchase Rights qualifying for an exemption or exception from registration under the Securities Act, and the registration or exemption from registration of such Class B Units under applicable state securities laws.

The Purchase Rights associated with our Offered Units are exercisable only (a) within ten (10) days following the date on which the Offered Units associated with the Purchase Right are redeemed by the company; or (b) within ten (10) days following our conversion of the Offered Units into Class B Units. Further, Purchase Rights expire on the earlier of (i) 5:00 PM Eastern Time on the tenth day following date of redemption of such Offered Units; or (ii) 5:00 PM Eastern Time on the tenth day following the date of our conversion of such Offered Units into Class B Units, if not exercised as of such date. Therefore, if you are not prepared to exercise Purchase Rights upon the redemption date of any of your Offered Units, or the fifth anniversary of the initial closing of this offering with respect to any then unredeemed Offered Units, you will lose such Purchase Rights. In addition, any exercise of the Purchase Right is subject to (a) the qualification of the Class B Units to be issued upon exercise of the Purchase Right as exempt from registration under Section 3(b) of the Securities Act or the determination by our counsel that another exemption or exception from registration under the Securities Act exists with respect to the issuance of the Class B Units issuable upon exercise of the Purchase Right, and (b) the registration or determination of an exemption from registration under applicable state securities laws for the Class B Units. While our Operating Agreement obligates us to use our commercially reasonable efforts to qualify, on or prior to each redemption date, at least that number of Class B Units that are issuable on each redemption date as exempt securities pursuant to Section 3(b) of the Securities Act and the regulations promulgated thereunder, including without limitation Regulation A, and to use our commercially reasonable efforts to register our Class B Units, or find an exemption from registration, in all applicable states, there can be no assurance that we will successfully complete obtain such exemptions or registrations.

We are not, and do not currently intend to become, a reporting company under the Securities Exchange Act of 1934 and, therefore, we are not subject to the periodic and current reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

As of the date of this Offering Circular, we currently do not intend to list the Offered Units or our Class B Units on a national securities exchange, we are making this offering pursuant to the exemption provided in Regulation A and we do not intend to have more than 2,000 holders of record, or 500 holders of record who are not accredited investors, of a class of our equity securities. Therefore, we do not intend to register under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject our company to the reporting requirements thereunder. As a result, we will not be subject to the periodic and current reporting requirements of Sections 13 or

15(d) of the Exchange Act and will not be required to file periodic reports on Form 10-K and Form 10-Q or current reports on Form 8-K with the SEC. Although this offering and future issuances and trading of the Offered Units, the Class B Units, or other classes of equity securities of our company may result in our company becoming a reporting company, we hope to avoid as long as possible being subject to the periodic and current reporting requirements, proxy and other disclosure requirements of the Exchange Act. Therefore, investors' access to our financial statements and other information regarding our business will be limited to the annual report required pursuant to our Operating Agreement, and such other reports or information as we may choose to make available in our discretion.

Risks Related to Benefit Plan Investors

Fiduciaries investing the assets of a trust or pension or profit sharing plan must carefully assess an investment in our company to ensure compliance with ERISA.

In considering an investment in the company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Offered Units are not freely transferable and there may not be a market created in which the Offered Units may be sold or otherwise disposed; and (iii) whether interests in the company or the underlying assets owned by the company constitute "Plan Assets" under ERISA. *See* "**ERISA CONSIDERATIONS.**"

DILUTION

In the last three years, the only equity interests we have issued have been the one hundred (100) Class B Units issued to Continuum Capital, LLC as our initial member for $1,000, or $10.00 per Class B Unit. In addition, the Class B Units to be issued to our contributors, who are affiliates of Stevens M. Sadler and Christopher K. Sadler, two of our managers, will be issued at $10.00 per Class B Unit. There is no material disparity between the price per Offered Unit in this offering, $10.00, and the price at which our officers, promoters, managers and their affiliates have purchased or have the right to purchase equity interests in us. Therefore, we do not believe there will be any immediate dilution from the offering price of the Offered Units that will be absorbed by purchasers in this offering.

PLAN OF DISTRIBUTION

Offering Amount

We are offering a minimum of 250,000 and a maximum of 499,997 Offered Units in this offering for $10.00 per Offered Unit. The minimum purchase in this offering is 1,000 Offered Units, for a minimum purchase price of $10,000; however, we can waive the minimum purchase requirement at our sole discretion. **Subscriptions for the minimum offering amount of 250,000 Offered Units ($2,500,000) must be received, accepted by us and deposited with SunTrust Bank, our escrow agent, before any proceeds of this offering will be released to us. If the minimum offering amount is not sold by May 31, 2014, or if all of the closing conditions for the acquisition of RMA are not met or waived as of such date, the offering will be terminated and all funds will be promptly returned to investors (within one business day) with interest and without deduction.**

We are also offering up to 999,994 Conversion Units that may be issued upon our exercise of our right to convert Offered Units into Class B Units following the fifth anniversary of our initial closing. The actual amount of Class B Units issuable upon conversion of a Class A Unit is determined in accordance with the formula set forth below in "**DESCRIPTION OF OFFERED SECURITIES – Conversion to Class B Units**". The amount of Class B Units we are offering pursuant to this Offering Circular is a good faith estimate of the maximum number of Class B Units that we would issue upon the exercise of such conversion right. No additional consideration will be received by us upon the conversion of the Offered Units into the Conversion Units, and no underwriting compensation will be paid in respect of any such conversion.

Marketing of Offered Units and Compensation of our Dealer-Manager and Participating Broker-Dealers

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Moloney Securities Co., Inc. is our dealer-manager and principal underwriter. In addition to the Underwriter Warrants, Moloney Securities Co., Inc., our dealer-manager, will receive selling commissions of 7% of the offering proceeds, which it may re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer-manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers, and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. However, our dealer-manager will receive the accountable expense allowance only to the extent of it expenses actually incurred with respect to this offering. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to retain a portion of the 7% selling commissions. Any portion of the 7% selling commissions retained by the dealer-manager would be included within the amount of selling commissions payable by us and not in addition thereto. *See* "**ESTIMATED USE OF PROCEEDS**."

Our dealer-manager will also have the right, but not the obligation, to purchase Underwriter Warrants. An Underwriter Warrant may be purchased by our dealer-manager as of the initial closing of this offering and as of each subsequent closing, if any. An amount of our Class A Units equal to 4.6% of the number of Offered Units sold in the applicable closing will underlie each Underwriter Warrant. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The exercise period for all Underwriter Warrants will terminate at 5:00 p.m. Eastern Time on the date which is five (5) years immediately following the effective date of this offering. Further terms and conditions of the Underwriter Warrants will be set forth in a form of warrant mutually acceptable to the company and our dealer-manager. In accordance with FINRA Rule 5110(g)(1), the Underwriter Warrants may not be sold by the dealer-manager during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants by any person for a period of 180 days immediately following commencement of the offering, except as permitted by FINRA Rule 5110(g)(2). For purposes of this restriction, the commencement of the offering is deemed to be the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC.

Our company and our dealer-manager have entered into a Sales Agency Agreement, which has been filed with the SEC as an exhibit to the Offering Statement of which this Offering Circular is a part, for the sale of our Offered Units. Broker-dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our dealer-manager either before or after the date of this Offering Circular. The form of participating dealer agreement is an exhibit to the form of Sales Agency Agreement.

Upon completion of this offering, assuming the minimum offering amount is raised, we expect to have granted our dealer-manager a right of first refusal to manage and conduct any subsequent capital raise by us. This right of first refusal will extend for three years from the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC. The terms of any future engagement of the dealer-manager entered into as a result of the right of first refusal will be determined by separate agreement.

Offering Materials

This offering of our Offered Units and our Conversion Units is made exclusively by this Offering Circular, the Offering Statement of which it is part, and the appendices, exhibits and supplements thereto. In addition to this Offering Circular, we may utilize certain sales material in connection with the offering of our Offered Units and our Conversion Units, although only when accompanied by or preceded by the delivery of this Offering Circular. In certain jurisdictions, some or all of our sales material may not be permitted and if so, will not be used in those jurisdictions.

The offering of Offered Units and Conversion Units is made only by means of this Offering Circular. Although the information contained in our supplemental sales material will not conflict with any of the information contained in this Offering Circular, the supplemental materials do not purport to be complete, and should not be considered a part of this Offering Circular or the Offering Statement of which this Offering Circular is a part.

Subscription Procedures for Offered Units

Prior to subscribing for the Offered Units, you should review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular. Prospective investors who meet the suitability standards described above may subscribe for Offered Units as follows:

- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix B.

- Deliver your completed and executed Subscription Agreement to our dealer-manager at the address set forth in the Subscription Agreement.

- Payment for your Offered Units may be made (i) via check, draft or money order made payable to "SunTrust Bank as escrow agent for ALLEGIANCY, LLC" and delivered to our dealer-manager with your Subscription Agreement; (ii) via wire transfer to the escrow agent, pursuant to the wiring instructions in your Subscription Agreement; and (iii) by authorization of withdrawal from securities accounts maintained with the selling group.
- If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until final closing or termination of this offering. If a purchaser authorizes a selling group member to withdraw the amount of the purchase price from a securities account, the selling group member will do so as of the date of closing.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units. In the event you or another Class A Member or a regulatory authority attempt to hold us liable because Class A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. By making these representations, you will not waive any rights of action that you may have under federal or state securities laws, and any such waiver would be unenforceable.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, the escrow agent will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days after receipt shall be deemed rejected.

See the "**WHO MAY INVEST**" section of this Offering Circular for additional details on how you can subscribe for Offered Units.

Escrow Procedures; Closings

In accordance with the provisions of SEC Rule 15c2-4 all funds received from the sale of the Offered Units will be placed in an interest-bearing escrow account with SunTrust Bank as escrow agent until subscriptions for the minimum offering amount have been received and accepted, at which time the escrow agent will release the proceeds and any interest accrued thereon to us to be used for the purposes described in this offering. If we do not receive and accept subscriptions for the minimum offering amount on or before May 31, 2014, or if all of the closing conditions for the acquisition of RMA are not met or waived as of such date, this offering will be terminated and all funds will be promptly (within one business day) returned to subscribers with any interest accrued thereon and without deduction.

Our independent, non-executive manager has reviewed and approved our contribution agreement and the transactions contemplated thereby. The closing of our acquisition of RMA is subject to certain conditions which must be met or waived prior to our acquisition of RMA. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Contribution Agreement**." We will not break escrow and close upon any investment in us until such time as we may acquire RMA. If all closing conditions to our acquisition of RMA are not met or waived prior to May 31, 2014 then we and our dealer-manager will instruct our escrow agent to return all proceeds in escrow with interest and without deduction. We may waive any of the closing conditions to our obligation to close on the acquisition of RMA. Our board of managers has sole discretion as to whether to waive closing conditions or not, and any such waiver would be subject to the approval of our independent manager.

If we accept subscriptions for at least the minimum offering amount and hold an initial closing, we will continue to sell Offered Units until either (i) the maximum offering amount is reached or (ii) the date which is sixty (60) days following the initial closing. Following the initial closing, closings of the sale of Offered Units will be occur on a rolling basis upon our acceptance of additional subscriptions.

Indemnification of Our Dealer Manager

The obligations of our dealer-manager with respect to this offering are subject to the approval of certain legal matters by its counsel and to various other conditions. Our agreement with our dealer-manager provides that we will indemnify our dealer-manager against certain liabilities, including liabilities under the Securities Act, or contribute to payments which our dealer-manager may be required to make in respect of any such liabilities.

ESTIMATED USE OF PROCEEDS

Net proceeds to our company from this offering are anticipated to be $2,075,000 if we raise the minimum offering amount and $4,349,973 if we raise the maximum offering amount, following the payment of selling commissions, dealer-manager fees and other offering costs. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering, for both the minimum and maximum offering amounts.

	Minimum Offering Amount		Maximum Offering Amount	
	Dollar Amount	%	Dollar Amount	%
Gross Proceeds	$2,500,000	100%	$4,999,970	100%
Estimated Offering Expenses[1]	$200,000	8.0%	$200,000	4.0%
Selling Commissions & Fees[2]	$225,000	9.0%	$449,997	9.0%
Net Proceeds[3]	$2,075,000	83.0%	$4,349,973	87.0%
Acquisition of Assets[4]	$1,763,750	85.0%	$3,697,477	85.0%
Property Owner Loans[5]	$103,750	5.0%	$217,499	5.0%
Working Capital[6]	$207,500	10.0%	$434,997	10.0%
Total Use of Proceeds	$2,500,000	100.0%	$4,999,970	100.0%

[1] Estimated offering expenses include legal, accounting, printing, advertising, travel, marketing, and other expenses of this offering, and transfer agent and escrow fees.

[2] Our dealer-manager will receive selling commissions of seven percent (7%) of the offering proceeds, which it may re-allow and pay to participating broker-dealers, a non-accountable due diligence, marketing and expense reimbursement fee of one percent (1%) of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers and an accountable expense allowance of one percent (1%) in connection with its services as underwriter of the offering. The accountable expense allowance will only be payable to our dealer-manager to extent of accountable expenses actually incurred by the dealer-manager in respect of this offering.

[3] We estimate that we will earn approximately $100 in interest on the proceeds held in our escrow account between the date on which the Offering commences and the date of the Initial Closing. Because this is a *de minimis* amount, and subject to change based upon the length of time proceeds from the sale of the Offered Units are held in escrow prior to the initial closing, we have not included this amount in the proceeds of this offering. The net proceeds of the offering will provide sufficient funding for our operations for the 12-month period immediately following the initial closing of the offering.

[4] We intend to use approximately 85% of the net proceeds of this offering to acquire the operations of, or if required equity interests in, other asset managers whose assets under management fit our targeted portfolio. We currently have not yet identified any acquisition targets.

[5] Although the terms of each loan may vary, we intend to limit property owner loans to a maximum $100,000 per 12-month period per property which must be repaid from property cash flows no later than six (6) months from the date of the loan with interest thereon ranging from approximately 8%-10% per annum.

[6] We intend to use approximately 10% of the net offering proceeds to manage our business and provide working capital for operations including integration costs related to new management contracts and acquisitions and for

increased marketing and transition expenses for organic growth.

DESCRIPTION OF OUR BUSINESS

General

ALLEGIANCY, LLC was formed as a Delaware limited liability company on January 22, 2013. Currently, we have no operating history or operations, however, we intend, upon the initial closing of this offering, to engage in the business of providing asset and property management services related to commercial real estate with an emphasis on suburban office properties in secondary and smaller markets. We intend to produce income from asset management fees, leasing fees, construction fees, financing fees and advisory services.

We differentiate between asset management services and property management services. Asset management services revolve around the strategic, long-term positioning of a property, including the sourcing and negotiation of leases and financing, management of significant capital investments, construction and repairs and the marketing of a property for lease and disposition as well as the tactical oversight of daily property operations. On the other hand, property management services relate to the day-to-day operations of the property, including procuring utilities and other vendors (such as trash, landscaping and maintenance) and providing onsite maintenance support to a property's tenants.

In order to maximize our ability to grow quickly with limited fixed costs, we intend to outsource many of the property management services to third party property managers doing business in the local areas where our properties under management are located. We anticipate paying these third party property managers a base management fee equal to a portion of the gross revenues of the property, in addition to other fees and expense reimbursements in some instances. The fees paid to the third party property managers we contract with will be paid out of the percentage of the gross revenues of the property we earn pursuant to our asset management agreements. Therefore, the profit we earn from any property will be reduced by the fees payable to the third party property manager with respect to such property. It is anticipated that all accounting and finance functions will be handled internally by our employees.

Upon the initial closing of this offering, all of the membership interests of RMA, an affiliate entity managed by our Managers, will be contributed from its two members, Continuum Capital, LLC, and Chesapeake Realty Advisors, LLC. *See* "**– Contribution of RMA Operations**"; and "**INTEREST OF MANAGEMENT IN OTHER TRANSACTIONS AND OTHER CONFLICTS OF INTEREST.**" RMA was formed on April 6, 2006, and has since that time been engaged in the business in which we intend to engage. RMA will become our wholly owned subsidiary through which we will operate our business.

Contribution of RMA Operations

Concurrent with the initial closing of this offering, we will acquire all of the membership interests of RMA from our contributors. We will not hold the initial closing until such time as all closing conditions of our contribution agreement have been satisfied or waived. In exchange for their membership interests in RMA, each of our contributors will receive 625,000 Class B Units valued at $6,250,000 representing 50% each of the Class B Units in our company expected to be outstanding as of the initial closing. The value of the membership interests of our contributors in RMA was determined pursuant to the negotiations of the same between our dealer-manager, our contributors and us, and we have not received an independent appraisal or fairness opinion with respect to this contribution. As a result, the consideration we have agreed to pay for RMA may exceed its fair market value. Our independent, non-executive manager, has reviewed and approved the contribution agreement and the transactions contemplated thereby.

RMA's Operations

RMA currently manages properties in Pennsylvania, Virginia, North Carolina, South Carolina, Missouri, Georgia and Florida consisting primarily of office properties with some flex/office and warehouse space. RMA's current managed portfolio consists of approximately thirty-two buildings, which management is governed by thirteen contracts. Certain contracts govern the management of multiple properties on a portfolio basis. Square footage of the properties range from approximately 15,000 square feet to approximately 150,000 square feet, with an aggregate of 1,600,000 square feet under management. It currently employs approximately eight employees and staff, all of which are employed full time, for the purposes of its day to day operations.

RMA's gross annual revenue from the operations of its properties under management as of December 31, 2012 was $1,522,061. Since December 31, 2012, RMA has added 2 properties to its portfolio of managed properties with aggregate estimated annual revenues of $110,000.

RMA's management of the properties is governed by various management agreements, which each have a term of one year and are renewable automatically subject to: (i) the right of the property owner to terminate within thirty (30) days prior to the end of the calendar year or for cause, or (ii) the right of RMA to terminate upon the default of the property owner which remains uncured for more than thirty (30) days following notice by RMA to the property owner of such default. The fees payable to RMA under the asset management agreements vary as follows:

- property management fee ranging from 4% to 6% of the gross revenues of the property;
- asset management fees, if any, of 2% of the gross revenues of the property;
- leasing commissions ranging from 1% to 7.5% of the value of new leases entered into and 0 to 5% for renewals;
- construction management fees ranging from 3% to 5% of amounts spent on construction or repair of the property in a calendar year ;
- selling commissions ranging from 1% to 3% of the gross sales price of the property; and
- financing fees ranging from 1% to 1.5% for the procurement of financing for a property.

A table setting forth RMA's portfolio of managed properties in greater detail is attached to this Offering Circular as Appendix C. Contracts representing twelve out of RMA's thirty-two managed buildings are with affiliates of our company and RMA, which contracts generate approximately 31% of RMA's annual gross revenue. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST - Ownership or Control of Properties Managed by RMA by Stevens M. Sadler and Christopher K. Sadler**."

RMA has contracted with third party property managers in respect of 12 of its asset management contracts. RMA pays base property management fees of 1.25% to 2.5% with respect to the third party property managers' management of the properties covered by these contracts. RMA pays additional fees, including leasing commissions, construction fees, personnel and payroll costs and accounting fees with respect to certain property management relationships. For the calendar year ended December 31, 2012, RMA paid approximately $357,000 in fees to third party property managers. A tabular presentation of the property management fees associated with each of RMA's managed properties is included on Appendix C.

Operations

Our business will depend on two critical aspects of our operations:

1) Effective, performance-driven management of the properties we are hired to manage;

2) Effectively expanding the portfolio which we manage on behalf of our property-owning clientele.

Asset/Property Management

We intend to operate our business with a singular objective being paramount – increase the profitability of our clientele's real estate assets. We believe our approach is analogous to that of financial asset managers where investments in personnel, technology, research and systems result in performance advantages. We believe this is the ultimate test of the effectiveness of professional property and asset management and should allow for developing long term relationships with our existing clientele, increase our revenue, as well as assist us in effectively marketing to others as we grow the portfolio of assets under management.

We intend to use what we refer to as our Aggressively Proactive^{sm} approach to asset and property management, which emphasizes:

- aggressive marketing and effective management in an effort to increase tenant occupancy at subject properties and increase tenant retention.
- utilization of technology and data driven decision-making in an effort to reduce property operating costs, thus providing improved financial performance of our properties, and provide better service to our subject properties' tenant base.
- personal interaction with key tenants, investors and vendors to provide a quality of "old-fashioned customer service" – increasing personal affinity that is meant to make us and our subject properties a priority to our vendors, help us to retain tenants and establish trust with our property owners.
- Proactively and prudently managing capital investment at each property with a view to maximizing rental income, tenant retention and long term asset value.

Expansion of Client Base

We will seek to expand the property base for which we provide management services through direct marketing and recruitment of property owners to our services, as well as selectively targeting acquisitions of the operations of other asset/property management firms. Regardless of the channel to be used, a particular emphasis will be placed on the identification of management opportunities with significant potential for cash flow improvement, asset value strengthening, conservation of capital and maximization of investor returns with a view to creating high gross revenue on which our fee income is based.

Promotion of our services among property owners and their agents within our established networks of commercial real estate attorneys, alternative asset investment specialists and investors will be critical to attracting property owners to our services. We believe a significant opportunity exists to recruit new business from groups that own previously syndicated properties, looking to transition the management of their property. As part of such transitions, we may make loans to such owners in order to assist with immediate property capitalization needs and to alleviate management transition costs as an incentive to hire us. Although the terms of each loan may vary, each loan will be limited to $100,000 per 12-month period per property and must be repaid from property cash flows no later than six (6) months from the date of the loan with interest thereon ranging from approximately 8%-10% per annum.

When we acquire the operations of other asset/property managers, we intend to structure such acquisitions as purchases of their assets, and specifically only their asset management contracts. However, if a selling asset manager is unwilling or unable to sell its assets, then we may purchase the equity of the target manager outright from its owners. The consideration we pay for any corporate acquisition may be cash, Class B Units or other equity in our company, or both. Furthermore, we anticipate a portion of the purchase price in any corporate acquisition may be contingent in nature and be based on future performance of the acquired business or assets.

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Structure Chart

Set forth below is a structure chart for our company. This chart assumes that we have sold the maximum offering amount and closed on the acquisition of RMA.


Investors
499,997 Class A
Units
Continuum Capital,
LLC
625,100 Class B
Units
Chesapeake Realty
Advisors, LLC
625,000 Class B
Units
28.57%
35.72%
35.71%
Allegiancy,
LLC
100%
REVA
Management
Advisors, LLC

Competition

The property and asset management industry is highly fragmented, with competition based primarily on price. While we will, by definition, compete with large-scale, national asset managers such as CBRE and Jones Lang LaSalle, our primary focus will be on smaller properties with syndicated ownership in secondary markets where small regional and local property and asset management firms are the primary competition. In this way, we expect to maximize the value of our investments in technology, systems and personnel.

DESCRIPTION OF OUR PROPERTIES

As of the date of this Offering Circular, we do not own any property or assets. We intend to acquire 100% of the membership interests in RMA to be contributed by our contributors concurrently with the initial closing of this offering in accordance with the terms of our equity contribution agreement. *See* "**DESCRIPTION OF OUR BUSINESS – Contribution of RMA Operations**." Therefore, as of the initial closing, our primary asset is anticipated to be our equity interest in RMA.

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MANAGEMENT

Our company is a managed by our board of managers, which has the sole power to manage our company's day-to-day affairs and may bind our company to contracts. Subject to certain limitations set forth in our Operating Agreement, our board may delegate its powers and authority to officers of our company. *See* "**DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement.**" The board of managers unilaterally controls our management, subject to the rights of the members holding a majority (which is defined in our Operating Agreement as greater than 50%) of the Units in the company, to approve certain major decisions, as more fully described below in "**- Major Decision Rights.**" We will rely on our board of managers to manage our business. Stevens M. Sadler was the initial member of our board of managers, and, in accordance with our Operating Agreement, he has appointed Christopher K. Sadler, his brother, and David L. Moore, our independent, non-executive manager, as the other members of our board of managers. Our dealer-manager will have the right, from time to time, to designate one (1) individual to serve as a non-voting observer on our board of managers, which individual shall be subject to the prior written approval of our board of managers, which approval may not be unreasonably withheld. Steve Sadler has appointed Chris Sadler as a manager in connection with the prospective contribution of Chesapeake Realty Advisors, LLC's interests in RMA to us, and Mr. Moore's appointment is based on the compensation set forth below. There are no other understandings or arrangements relative to the appointment of our board of managers.

Following the appointment of our board of managers by our initial manager, members of our board of managers will serve indefinitely until they either resign, die or are otherwise removed from office. A manager may be removed from office solely for "good cause" by either a Supermajority of the Class A Members or a Supermajority of the Members. We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties, a manager's criminal conviction under federal or state securities law, or any conviction of a felony under federal or state law.

Our board of managers has delegated our day-to-day operations to our executive officers. Stevens M. Sadler is currently our President, and sole executive officer. We anticipate that on or prior to the initial closing of this offering, Christopher K. Sadler will be appointed our Executive Vice President. Our executive officers have accepted their appointment, or nomination to be appointed, on the basis of the compensation to be paid to them. *See* "**-Remuneration of Executive Officers and Managers of Our Company**" below. Our executive officers will serve indefinitely until their death, resignation or removal. Our board of managers may remove our executive officers subject to the terms of any employment agreements we enter into with them. *See* " – **Employment Agreements**" below.

Messrs. Sadler will receive compensation for acting in their capacities our executive officers, but will not receive additional compensation as members of our board of managers; however they may receive reimbursements of their expenses incurred in their capacities as managers. We will pay David L. Moore, our independent manager, and any non-voting observer appointed by our dealer-manager from time to time, $2,500 per meeting of the board of managers which they attend (up to $10,000 total per calendar year) and equity compensation as may be determined by our board of managers in addition to reimbursing Mr. Moore for his expenses incurred in acting in his capacity as a manager and reimbursing the non-voting observer appointed by our dealer-manager for reasonable travel expenses incurred by such non-voting observer for his or her attendance in person at meetings of our board of managers.

Biographical Information

Biographical information regarding our managers, executive officers and manager and executive officer nominees is set forth below.

Name	Title	Age
Stevens M. Sadler	Manager and President	47
Christopher K. Sadler	Manager Nominee and Executive Vice President Nominee	52
David L. Moore	Manager Nominee	65

Stevens M. Sadler, CFA. Steve Sadler is our initial manager and our President. He graduated from Florida State University in August 1989 with a BA in East Asian Studies/ Economics and has held a Chartered Financial Analyst designation since September 1996. He has spent nearly twenty years in financial services and the investment banking field. Steve started pursuing investment banking projects in commercial real estate during his tenure in Signet Bank's Capital Markets Group (now Wells Fargo) from September 1993 to October 1997. Steve has participated in public and private securities offerings related to commercial real estate valued at more than $1 billion, and through the same has been involved in a wide range of asset classes and financing structures. Together with his brother Chris, Steve founded Real Estate Value Advisors, LLC, an affiliate of our company, in December 2005 and founded RMA in January 2006. He has been a managing director of both since their inception. Through Real Estate Value Advisors, LLC Steve and Chris have sponsored single and multi-property commercial real estate investments and they manage a commercial real estate investment fund through REVA's subsidiary, REVA Catalyst Manager, LLC. Together they have also operated and grown RMA's asset management operations over the last five years. Steve has primary responsibility for the strategic direction and growth of RMA with daily oversight over marketing and capital fundraising, as well as over the early stages (first 120 days) of asset management and property operations for assets that have underperformed prior to joining the RMA portfolio.

Christopher K. Sadler, MBA. Christopher Sadler is a member of our board of managers and our Executive Vice President nominee. He graduated from Vanderbilt University with a BA in economics in May 1982 and an MBA from Vanderbilt's Owen Graduate School of Management in May 1984. Chris has spent the entirety of his career in the commercial real estate business. The first ten years were spent in the investment banking field with Prudential Real Estate Investors in New York from May 1984 to September 1989 and Baring Brothers, LTD in London from September 1989 to October 1993; where Chris was responsible for over $2 billion in acquisition and sales transactions. In October 1993, Chris left the world of corporate finance and pursued various investment and development projects until December 2005 when Chris co-founded Real Estate Value Advisors, LLC, an affiliate of our company and RMA, with his brother Steve. In January 2006, he and his brother Steve founded RMA and he has been a managing director of RMA since its inception. Through Real Estate Value Advisors, LLC Steve and Chris have sponsored single and multi-property commercial real estate investments and they manage a commercial real estate investment fund through REVA's subsidiary, REVA Catalyst Manager, LLC. Together they have also operated and grown RMA's asset management operations over the last five years. Chris is primarily responsible for the asset management of all stabilized properties in RMA's portfolio including oversight over accounting, property management and leasing.

David L. Moore, CPA. David L. Moore is our independent, non-executive member of our board of managers. Mr. Moore graduated from Penn State University with a BS in Accounting in December 1969 and has been a Certified Public Accountant since May 1983. He has over 20 years of experience as a corporate controller and/or CFO for businesses in the central Virginia area. Since January 2006, Mr. Moore has been the controller for Logistics Solutions Group, Inc., a Virginia based information technology company servicing the needs of the Department of Defense and other government agencies. Mr. Moore's responsibilities as controller for Logistics Solutions Group, Inc. include the supervision of all financial operations of the company, the preparation of financial statements and preparing and analyzing budgets, cash flow forecasts and strategic plans.

Remuneration of Executive Officers and Managers of Our Company

Our company has not yet commenced operations and so has not yet paid any remuneration to any officers or managers. Set forth below is a table of remuneration expected to be paid to our executive officers and non-executive, independent manager commencing concurrently with our initial closing.

Name	Capacity	Remuneration
Stevens M. Sadler	President[1]	$180,000 annual salary Bonus Compensation Equal to a percentage of salary to be fixed by the board of managers[2]
Christopher K. Sadler	Executive Vice President[1]	$180,000 annual salary Bonus Compensation Equal to a percentage of salary to be fixed by the board of managers[2]

David L. Moore	Non-Executive, Independent Manager	$2,500 per meeting of the board of managers attended (up to $10,000 total per calendar year) and equity compensation as may be determined by our board of managers.

[1] Stevens M. Sadler and Christopher K. Sadler are each members of our board of managers; however, neither of them will receive remuneration for acting as a manager.

[2]We intend to provide Messrs. Sadler with bonus compensation equivalent to a percentage of their salary, which percentage will be fixed on an annual basis by our board of managers, and subject to the approval of our independent manager. Any bonus compensation payable may be contingent on our company's meeting performance hurdles to be fixed by our board, with independent manager approval. Bonus compensation will be paid 25% in cash and 75% in equity compensation, which will consist of restricted Class B Units, subject to vesting and exercise terms to be determined by our board.

Major Decision Rights

Although our board of managers will have the sole authority to manage our business and to bind our company, which it may delegate to our executive officers, the members of our company will have the right to consent to certain actions which we term "major decisions." Approval of the members owning a majority (greater than 50%) of the Units will be required before the board of managers may take any of the following actions:

(i) Amendment of our Operating Agreement or Certificate of Formation;
(ii) The conversion of our company to another type of entity organized within or without the State of Delaware, including without limitation, a limited partnership;
(iii) The merger, equity interest exchange, business combination or consolidation with any other person or entity, except a wholly owned subsidiary of our company, in which our company is not the surviving entity;
(iv) Any sale, exchange or other disposition of all or substantially all of the assets of our company with the intent to liquidate the company;
(v) Any decision to file a voluntary petition or initiate proceedings to have our company adjudicated insolvent, reorganized, liquidated, dissolved or to seek the appointment of a trustee, receiver or conservator or other similar official or to make any assignment for the general benefit of creditors of our company; or
(vi) Any decision to dissolve or liquidate our company.

Notwithstanding romanette (iii) above, prior approval of our members will not be required if our board of managers unanimously approves a merger with real estate investment trust ("REIT"), or an entity controlled by such REIT which is taxed as a partnership, and (a) such REIT has at least $100 million in real estate assets; (b) the securities received by our members will be securities of the REIT, registered under the Securities Act, and listed on a national securities exchange; and (c) the terms of the merger will not materially diminish the voting, economic or other rights of our members.

In addition to the approval of our members required with respect to the above items, approval of members owning more than 50% of the Class A Units of the company, which include the Offered Units, will be required before we create or authorize any new class or series of equity securities, or selling, issuing or granting additional equity securities, which are senior to the relative rights and preferences of our Class A Units, or the selling, issuing or granting of any securities exercisable for or convertible into equity securities senior to the relative rights and preferences of our Class A Units.

Fiduciary Duties and Indemnification

Our board of managers and our executive officers will owe fiduciary duties to our company and our members in the manner prescribed in the Delaware Limited Liability Company Act and applicable case law. Our board of managers is required to act in good faith and in a manner that it determines to be in our best interests. However, nothing in our Operating Agreement precludes our board of managers or executive officers or any affiliate of our managers or any of their respective officers, directors, employees, members or trustees from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our company nor any member shall have any right to participate in any manner in any profits or income earned or derived by our board of managers or any affiliate thereof or any of their respective officers, directors, employees, members or trustees, from or in connection with the conduct of any such other business venture or activity. Our board of managers, our executive officers, any affiliate of any of them, or any shareholder, officer, director, employee, partner, member or any person or entity owning an interest therein, may engage in or possess an interest in any other business or venture of any nature or description, provided that such activities do not compete with the business of the company or otherwise breach their agreements with the company; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our company.

Our board of managers or executive officers shall have no liability to our company or to any member for any claims, costs, expenses, damages, or losses suffered by our company which arise out of any action or inaction of any manager or executive officer if such manager or executive officer meets the following standards: (i) such manager or executive officer, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of our company, and (ii) such course of conduct did not constitute fraud, willful misconduct or gross negligence or any breach of fiduciary duty to our company or its members. These exculpation provisions in our Operating Agreement are intended to protect our board of managers and executive officers from liability when exercising their business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our board of managers, executive officers or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employment Agreements

Upon, or prior to, the initial closing of this offering, we expect to enter into employment agreements with each of Stevens M. Sadler and Christopher K. Sadler with respect to their respective positions as our President and Executive Vice President. Each of Messrs. Sadlers' employment agreements will have a four-year term, beginning on or immediately prior to the initial closing of the offering, with automatic one-year renewals unless earlier terminated, and will require the individual to devote his time and attention during normal business hours to the business and affairs of our company and our company's affiliates. Messrs. Sadlers' employment agreements provide that they shall not accept any director, trustee, officer or equivalent appointment for another business, civic, charitable or other organization without the approval of our board; provided, that, they may maintain their current positions with certain businesses, including affiliates of our company, for whom they act as managers, officers, directors or other equivalents.

The employment agreements provide for:

- an initial base salary of $180,000 for each of Messrs. Sadler, which will thereafter be subject to potential annual increases based on each executive's performance after review by our board of managers, including our independent manager who must approve any salary increase;
- Bonus compensation equivalent to a percentage of annual base salary, which percentage will be fixed on an annual basis by our board of managers, and subject to the approval of our independent manager. Any bonus compensation payable may be contingent on our company's meeting performance hurdles to be fixed by our board, with independent manager approval. Bonus compensation will be paid 25% in cash and 75% in equity compensation, which will consist of restricted Class B Units, subject to vesting and exercise terms to be determined by our board.

If the executive's employment is terminated by us without "cause" or by the executive for "good reason" (each as defined in the applicable employment agreement), the executive will be entitled to receive:

- accrued but unpaid salary and bonus compensation;
- Severance pay in the form of the continued payment of salary, at the rate in effect as of the date of termination and in accordance with the company's customary payroll practices, until the end of the calendar year in which termination occurs, provided that such payments must continue for at least six months.

The executive's right to receive the severance pay will be subject to the delivery of a release of claims in favor of the company.

If the executive's employment is terminated by us for "cause," or if the executive voluntarily terminates his or her employment without "good reason" the executive will be entitled to any accrued but unpaid salary. Further, is the executive's employment is terminated by us for "cause" then he shall be required to forfeit one half of all equity compensation he has received from our company.

In the event of the executive's death or disability, the executive (or designated beneficiary in the case of death) will be entitled to:

- accrued but unpaid salary and bonus compensation;
- any vested but unpaid benefits;
- any benefits payable under applicable benefit plans; and
- accelerated vesting of any outstanding equity awards (if so provided pursuant to the terms of the awards).

The employment agreements also contain confidentiality provisions that apply indefinitely and non-solicitation and non-competition provisions that will apply during the term of the executive's employment and for a period of twelve months (in the event of termination by us or by the employee during the term of the agreement).

Key Man Insurance

RMA owns key man life insurance policies of $1.5 million each on Stevens M. Sadler and Christopher K. Sadler. We anticipate becoming an additional insured and owner under these policies as of the closing of our acquisition of RMA, which is expected to occur concurrently with the initial closing of this offering.

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CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Our company has two classes of membership interests: (i) Class A (denominated as the Class A Units), of which there are 1,000,000 Class A Units authorized; and (ii) Class B (denominated as Class B Units), of which there are 20,000,000 Class B Units authorized.

Capitalization

Prior to the initial closing of this offering, Continuum Capital, LLC will be our only member owning 100 Class B Units. Stevens M. Sadler, as Continuum Capital, LLC's sole manager, will have voting and investment power with respect to such units. Continuum Capital, LLC is owned by Stevens M. Sadler's spouse and trusts for the benefit of his children.

Concurrent with the initial closing of this offering, we intend to acquire all of the membership interests of RMA, from Continuum Capital, LLC, a Virginia limited liability company, and Chesapeake Realty Advisors, LLC, a Virginia limited liability company, who we collectively refer to herein as our contributors. In exchange for their membership interests in RMA, each of our contributors will receive 625,000 Class B Units valued at $6,250,000 representing 50% each of the Class B Units in our company expected to be outstanding as of the initial closing of this offering. Following the closing of the contribution of RMA, Continuum Capital, LLC will own 625,100 Class B Units in us and Chesapeake Realty Advisors, LLC will own 625,000 Class B Units in us. If the minimum offering amount is sold, then Continuum Capital, LLC will own 41.67% of our total outstanding membership interests and Chesapeake Realty Advisors, LLC will own 41.66% of our total outstanding membership interests. Continuum Capital, LLC and Chesapeake Realty Advisors, LLC will own 35.72% and 35.71%, respectively, of the total outstanding membership interests of our company if the maximum offering amount is sold.

The value of the membership interests of our contributors in RMA was determined pursuant to the negotiations of the same between our dealer-manager, our contributors and us, and we have not received an independent appraisal or fairness opinion with respect to this contribution. As a result, the consideration we have agreed to pay for RMA may exceed its fair market value. Prior to closing the contribution of the membership interests of RMA to us, our independent, non-executive manager, will be required to review and approve this transaction.

The following table sets forth the projected aggregate ownership of each class of our issued and outstanding membership interests immediately following the initial closing, assuming we have issued the minimum offering amount:

	Class A		Class B		Total	
Owner/Address	Number of Units	Percent of Class	Number of Units	Percent of Class	Number of Units	Percent of Total Units
Investors	250,000	100%	0	0%	250,000	16.67%
Continuum Capital, LLC[1] Stevens M. Sadler President and Manager 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	625,100	50%	625,100	41.67%
Chesapeake Realty Advisors, LLC[2] Christopher K. Sadler Manager and Executive Vice President Nominee 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	625,000	50%	625,000	41.66%%
David L. Moore	0	0%	0	0%	0	0%

{00527131.2 }

Manager 8405 Sir Dinnadan Court North Chesterfield, VA 23237[3]						
TOTAL Officers/Managers	0	0%	1,250,100	100%	1,250,100	83.33%
AGGREGATE TOTAL	250,000	100%	1,250,100	100%	1,500,100	100%

[1]Continuum Capital, LLC is the record owner of the units set forth in this row. Stevens M. Sadler, President and Manager of our company is Continuum Capital, LLC's sole manager, and therefore will have voting and investment power with respect to any units owned by Continuum Capital, LLC. Continuum Capital, LLC is owned by Stevens M. Sadler's spouse and trusts for the benefit of his children.

[2]Chesapeake Realty Advisors, LLC is the record owner of the units set forth in this row. Christopher K. Sadler, Manager and Executive Vice President Nominee of our company, is Chesapeake Realty Advisors, LLC's sole manager and therefore will have voting and investment power with respect to any units owned by Chesapeake Realty Advisors, LLC. Chesapeake Realty Advisors, LLC is owned by Christopher K. Sadler's spouse and trusts for the benefit of his children.

Upon the completion of the offering, assuming we have issued the maximum offering amount, the following table sets forth the projected aggregate ownership of each class of our membership interests immediately following the completion of the offering:

	Class A		Class B		Total	
Owner	Number of Units	Percent of Class	Number of Units	Percent of Class	Number of Units	Percent of Total Units
Investors	499,997	100%	0	0%	499,997	28.57%
Continuum Capital, LLC[1] Stevens M. Sadler President and Manager 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	625,100	50%	625,100	35.72%
Chesapeake Realty Advisors, LLC[2] Christopher K. Sadler Manager and Executive Vice President Nominee 10710 Midlothian Turnpike, Suite 202 Richmond, Virginia 23235	0	0%	625,000	50%	625,000	35.71%
David L. Moore Manager 8405 Sir Dinnadan Court North Chesterfield, VA 23237	0	0%	0	0%	0	0%
TOTAL Officers/Managers	0	0%	1,250,100	100%	1,250,100	71.43%
AGGREGATE TOTAL	499,997	100%	1,250,100	100%	1,750,097	100%

[1]Continuum Capital, LLC is the record owner of the units set forth in this row. Stevens M. Sadler, President and Manager of our company is Continuum Capital, LLC's sole manager, and therefore will have voting and investment power with respect to any units owned by Continuum Capital, LLC. Continuum Capital, LLC is owned by Stevens M. Sadler's spouse and trusts for the benefit of his children.

[2]Chesapeake Realty Advisors, LLC is the record owner of the units set forth in this row. Christopher K. Sadler, Manager and Executive Vice President Nominee of our company, is Chesapeake Realty Advisors, LLC's sole manager and therefore will have voting and investment power with respect to any units owned by Chesapeake Realty Advisors, LLC. Chesapeake Realty Advisors, LLC is owned by Christopher K. Sadler's spouse and trusts for the benefit of his children.

Our board of managers may, from time to time, also cause membership interests to be issued to managers, officers, employees or consultants of our company or its affiliates as equity incentive compensation, which membership units will have all benefits, rights and preferences as our board of managers may designate as applicable to such membership interests. Our board of managers may adopt a plan of equity incentive compensation or may issue such equity incentive compensation outside of any plan. Recipients of such membership interests shall be required to agree to be bound by all of the provisions of our Operating Agreement.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST

Contribution Agreement

We have entered into a contribution agreement with our contributors pursuant to which, subject certain conditions, we will acquire 100% of the membership interests in RMA from our contributors in exchange for the issuance of 1,250,000 Class B Units in us (625,000 to each contributor) with a value of $10.00 per Class B Unit, or $12,500,000 in the aggregate ($6,250,000 each). We expect the contribution agreement to further provide that:

- our contributors will severally indemnify us for a period of one year with respect to (i) the breach of any representation, warranty, covenant or agreement made or to be performed by them contained in the contribution agreement and (ii) any undisclosed liability of RMA arising from or relating to the operation of RMA prior to our acquisition of RMA, for claims over $100,000 in the aggregate, subject to a cap equal to the total value of the Class B Units issued pursuant to the contribution agreement ($12,500,000) ; and

- we will indemnify our contributors for a period of one year with respect to the breach of any representation, warranty, covenant or agreement made or to be performed by us contained in the contribution agreement, for claims over $100,000 in the aggregate, subject to a cap equal to the total value of the Class B Units issued pursuant to the contribution agreement ($12,500,000).

The amount of Class B Units that we will issue to our contributors in exchange for the membership interests in RMA was determined pursuant to negotiations of our valuation and the valuation of RMA between our dealer manager, our contributors and us. We did not obtain independent third-party valuations or fairness opinions in connection with our contribution agreement. As a result, the consideration we have agreed to pay for RMA may exceed its fair market value. However, our independent non-executive manager has reviewed and approved our contribution agreement and the transactions contemplated thereby.

Our obligation to close on the acquisition of RMA is subject to the following closing conditions:

(i) the representations and warranties made by the contributors in the contribution agreement are true and correct as of the closing date of our acquisition of RMA;
(ii) each contributor shall have fulfilled its obligations under the contribution agreement and shall not be in breach of the contribution agreement; and
(iii) the contributors shall have executed and delivered assignments of their membership interests in RMA.

The "obligations" referenced in (ii) above relative to our obligation to close on the acquisition of RMA are: (a) our contributors must cause RMA to conduct its business only in the ordinary course of business and must cause RMA to use commercially reasonable efforts to (i) preserve intact the current organization of RMA, (ii) keep available the services of RMA's managers, officers, employees and agents, and (iii) maintain the relations and goodwill of the owners of RMA's managed properties, and RMA's creditors, employees and agents; and (b) notify us promptly in writing if the contributors have actual knowledge of any fact constituting or causing a breach of contributors' representations and warranties, or any fact that would be expected to cause a future breach of a representation or warranty of the contributors.

Our contributors obligation to close on contributing their interests in RMA to us is subject to the following closing conditions:

(i) the representations and warranties we have made in the contribution agreement are true and correct as of the closing date of our company's acquisition of RMA; and
(ii) we shall have fulfilled all obligations under the contribution agreement and shall not be in breach of the contribution agreement.

The "obligations" referenced in (ii) above relative to our contributors' obligation to close on our acquisition of RMA are that we must notify our contributors promptly in writing if the we have actual knowledge of any fact constituting or causing a breach of our representations and warranties, or any fact that would be expected to cause a future breach of a representation or warranty of us.

We may waive any of the closing conditions to our obligation to close on the acquisition of RMA. Our board of managers has sole discretion as to whether to waive closing conditions or not, and any such waiver would be subject to the approval of our independent manager. Our board of managers may waive the closing conditions to our obligation to close on the acquisition of RMA for any reason or for no reason at all. We anticipate that our board of managers would waive a closing condition to the acquisition of RMA if our board (including our independent manager) determines the unfulfilled closing condition would not materially adversely affect us or our business following the acquisition of RMA.

Additionally, our contribution agreement sets the closing date for our acquisition of RMA as the date of the initial closing of this offering. Therefore, while the initial closing is not a closing condition under our contribution agreement or an obligation of either party thereunder, we cannot close on our acquisition of RMA until we have achieved an initial closing. All conditions to our acquisition of RMA must be satisfied or waived prior to our initial closing, therefore, we anticipate that the initial closing and our acquisition of RMA will occur concurrently.

Stevens M. Sadler, our manager and President, is the sole manager of Continuum Capital, LLC and his wife and trusts for the benefit of his children are the members thereof. Christopher K. Sadler, our manager and Executive Vice President nominee, is the sole manager of Chesapeake Realty Advisors, LLC and his wife and trusts for the benefit of his children are the members thereof.

Ownership or Control of Properties Managed by RMA by Stevens M. Sadler and Christopher K. Sadler

Stevens M. Sadler and Christopher K. Sadler, our sole manager and President and manager and Executive Vice President nominee, respectively, directly or indirectly own interests in or control certain properties managed by RMA. In addition, Continuum Capital, LLC and Chesapeake Realty Advisors, LLC, our contributors, are respectively controlled by Stevens M. Sadler and Christopher K. Sadler. Therefore, the terms and provisions of the asset management agreements between RMA and the respective property owners of the properties described below do not reflect the result of arm's-length negotiations. Thus, such agreements may provide for more favorable or less favorable terms to RMA, and ultimately to our company, than would have been obtained were such property management agreements entered into with unaffiliated third parties. However, we do not believe this to be the case, and RMA's contracts with affiliated parties do not differ materially from those contracts entered into with unaffiliated parties.

Affiliates of RMA and us, which are controlled by Messrs. Sadler, are the counterparties to RMA's asset management contracts for (1) an office building located in Reading, Pennsylvania, (2) an office building located in North Charleston, South Carolina, (3) an office building in Orlando, Florida, (4) an office building in Greensboro, North Carolina, and (5) an office building in Kansas City, Missouri. The office buildings located in Reading, North Charleston, and Kansas City are owned by REVA Catalyst Fund, LLC which is managed by REVA Catalyst Manager, LLC, an entity wholly-owned by our contributors. Additionally, each of Messrs. Sadler owns a minority interest, less than one percent (1%), in REVA Catalyst Fund, LLC.

REVA HR-RFMD, DST owns the office buildings located in Orlando and Greensboro and has master leased such buildings to REVA HR-RFMD MT, LLC which has contracted with RMA to manage such properties. REVA HR-RFMD MT, LLC is controlled by Messrs. Sadler. Additionally, Real Estate Value Advisors, LLC, an entity wholly-owned by our contributors, currently owns 5.0% of the equity interests in REVA HR-RFMD, DST and the REVA Catalyst Fund, LLC owns 4.0% of the equity interests in REVA HR-RFMD, DST.

The properties for which RMA has contracted with affiliates to manage are marked with an asterisk on Appendix C.

Stevens M. Sadler owns a 29.19% tenant-in-common interest, and Christopher K. Sadler owns a 16.40% tenant-in-common interest, an office building located in North Charleston, South Carolina currently managed by RMA. Both interests were acquired in December 2010. This property is denoted by a double asterisk on Appendix C.

{00527131.2 }

Real Estate Value Advisors, LLC, which is wholly-owned by our contributors on an equal basis owns a 1.2598% tenant in common interest in, a portfolio of industrial properties managed by RMA and located in Lewisburg, Pennsylvania, which interest was acquired as part of a tenant in common syndication conducted in 2007. This property is denoted by a triple asterisk on Appendix C.

Obligations to Other Entities

Our managers and executive officers are involved in other businesses, including other commercial real estate businesses. Therefore conflicts of interest may exist between their obligations to such businesses and to us. In particular, Messrs. Sadler, who will be our executive officers and have principal responsibility for the day-to-day operations of our business, sponsor additional real estate related investments through our affiliates Real Estate Value Advisors, LLC and REVA Catalyst Manager, LLC. While the investments sponsored by these two entities are in the direct ownership of real property, rather than the management of real property, and therefore won't be directly competitive with our business, such activities could compete with us for the time and resources of Messrs. Sadler, who will have conflicts of interest in allocating management time amongst our company and other existing and future companies and businesses with which they may be associated in the future. Under our Operating Agreement, our managers are permitted to have outside business activities provided that they may not compete with our business. We believe our managers and executive officers have the capacity to discharge their responsibilities to our company notwithstanding participation in other present and future investment programs and projects.

Affiliated Transactions

Our company is permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, our managers, executive officers and their affiliates; provided, that, with respect to such transactions, they must (i) be approved by our independent manager and (ii) they must be on terms no less favorable to our company than those available from an independent third party in an arms-length transaction. Neither we nor our prospective subsidiary, RMA, have any outstanding loans or loan guarantees with any related party, and, as of the date of this Offering Circular, we do not have any intentions to enter into any such transactions.

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DESCRIPTION OF OFFERED SECURITIES

General

Our company is offering a minimum of $2,500,000 and a maximum of $4,999,970 of the Offered Units. The purchase price per Offered Unit is $10.00 and the minimum subscription is one thousand (1,000) Offered Units ($10,000); however, we can waive the minimum subscription in our sole discretion. As preferred units, the Offered Units are entitled to a preference, as described below and elsewhere herein, in the distribution of our cash flow. **While Class A Members are entitled to a preferred return, it is merely a preference as to distributions and not a guaranteed return. The receipt of this preferred return is predicated on our company having sufficient cash flow, in the sole judgment of our board of managers, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.** The Offered Units are also participating units because owners of the Offered Units will continue to receive distributions from our cash flow after having reached their preferred return threshold. *See* " – **Distributions.**"

We are also offering 999,994 Conversion Units concurrently with our offering of the Offered Units that may be issued upon our exercise of our right to convert Offered Units into Class B Units following the fifth anniversary of our initial closing. The actual amount of Class B Units issuable upon conversion of a Class A Unit will be determined in accordance with the formula set forth below in "– **Conversion to Class B Units**". The amount of Class B Units we are offering pursuant to this Offering Circular is a good faith estimate of the maximum number of Class B Units that we would issue upon the exercise of such conversion right. No additional consideration will be received by us upon the conversion of the Offered Units into the Conversion Units.

Class A Members will have the right to remove a manager for "good cause", which may be accomplished by the affirmative vote of a Supermajority of the Class A Members or the affirmative vote of the Supermajority of the members. We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties, a manager's criminal conviction under federal or state securities law, or any conviction of a felony under federal or state law.

Your executed subscription agreement will constitute your agreement to the terms of our Operating Agreement and will act as your counterpart signature page to our Operating Agreement. *See* – **"Description of Our Operating Agreement"** below for a detailed summary of terms of our Operating Agreement. Our Operating Agreement is attached as Appendix B to this Offering Circular. Our remaining members are called Class B Members. The aggregate number of authorized Class B Units is 20,000,000.

No member of our company, including the Class A Members, may demand a return of its capital contribution, except in the event of our redemption of the member's Class A Units. A member may only voluntarily withdraw from our company pursuant to a redemption or transfer of its Units. *See* "-**Redemption of Offered Units**" and "- **Transfer of Units and Restrictions on Transfer**."

Registrar, Paying Agent and Transfer Agent for our Offered Units

Duties

Registrar and Transfer Company will serve as the registrar, paying agent and transfer agent for our Offered Units. We will pay all fees charged by the transfer agent for transfers of our Offered Units except for special charges for services requested by the holder of a Class A Unit.

There will be no charge to our members for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our board, or a designee of our board, may act as the transfer agent and registrar until a successor is appointed.

Transfer of Units and Restrictions on Transfers

Our Units, including the Offered Units are subject to certain restrictions on transfer set forth in our Operating Agreement. Should a member, including any Class A Member, desire to transfer his, her or its Units, such member must first give notice to our board of managers of his, her or its intent to do so, which notice includes the number of Units proposed to be transferred and the identity of the proposed transferee (including the name and address of the proposed transferee). No transfer will be allowed if the board of managers determines that the transfer will (i) cause the assets of the company to become "plan assets" under ERISA, (ii) cause the company to violate any law, rule or regulation applicable to the company, including without limitation federal or state securities laws, or (iii) cause our company to become subject to the reporting requirements of the Securities Exchange Act of 1934. Our board of managers is provided with seven (7) days to object to any proposed transfer of the Units and its failure to respond within such seven-day period shall be deemed consent to the proposed transfer. Further, no transfers of our Units will be permitted without the express written consent of our board of managers until ninety (90) days after the final closing in this offering. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential. Subject to the foregoing transfer restrictions, we anticipate that sales of the Offered Units may occur from time to time following the final closing of this offering in negotiated transactions that may be facilitated, but are not required to be facilitated, by our dealer-manager. *See* "**ERISA CONSIDERATIONS**."

By transfer of Units in accordance with our Operating Agreement, each transferee of Units shall be admitted as a member with respect to the Units transferred when such transfer and admission are reflected in our books and records. Each transferee:

- automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our Operating Agreement;

- represents and warrants that the transferee has the right, power, authority and capacity to enter into our Operating Agreement; and

- gives the consents, waivers and approvals contained in our Operating Agreement.

We may, at our discretion, treat the nominee holder of a Unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Distributions

No distributions to purchasers of our Offered Units or Conversion Units are assured, nor is any return on, or of, a purchaser's investment guaranteed. Distributions are subject to our ability to generate positive cash flow from operations. All distributions are further subject to the discretion of our board of managers. It is possible that we may have cash available for distribution, but our board of managers could determine that the reservation, and not distribution, of such cash by our company would be in our best interest.

Cash Flow

We define "cash flow" as total cash revenues generated by our company, less expenses, including debt service, management fees and other operating expenses, and less any amounts set aside as reserves by our board of managers, in its sole discretion. Our board of managers, in its sole discretion, may determine from time to time that we have received sufficient cash flow to make a distribution. Notwithstanding the foregoing, we intend to, but are not obligated, to make distributions on a quarterly basis. If such a distribution is made, then the cash distributed shall be distributed in the following order and manner:

(A) To our Class A Members, in accordance with their percentage ownership of the Offered Units, until they have received aggregate distributions from cash flow resulting in an annual cumulative, non-compounding preferred return equal to 6% multiplied by (i) $10.00 and (ii) the number of Offered Units; and

(B) Following our Class A Members' receipt of aggregate distributions from cash flow equal to their annual cumulative, non-compounding preferred return, distributions of cash flow shall be made to the members of our company, in accordance with their percentage ownership of the company.

Any distributions paid to our Class A Members annually in excess of their cumulative preferred returns accrued for such year shall not be applied against or reduce the cumulative preferred returns to which the Class A Members are entitled for the following year.

Liquidating Distributions

Upon the dissolution of our company, our board of managers will convert all of our property to cash and then make the following distributions:

(A) such of our company's assets as necessary to satisfy all liabilities to creditors of our company which are not members of our company (whether by payment or making reasonable provision for payment);

(B) such of our company's assets as necessary to satisfy all liabilities to creditors of our company who are members (whether by payment or the making of reasonable provision for payment); and

(C) pay and distribute the remainder of our company's assets among all the members as follows:

(i) To our Class A Members, in accordance with their percentage ownership of the Offered Units, until they have received aggregate distributions from cash flow and liquidation distributions resulting in their annual 6% cumulative, non-compounding preferred returns; and

(ii) Following our Class A Members' receipt of aggregate distributions from cash flow and liquidation distributions resulting in their annual 6% cumulative, non-compounding preferred returns, liquidation distributions shall be made to the members of our company, in accordance with their percentage ownership of the company.

Basis for Distributions

Our company's ability, and our board of manager's decisions, to make distributions to our members will be based upon the consolidated operating results of our company and our subsidiaries. Although our board of managers has discretion over whether to make distributions to our members, our board of managers does not intend, and has no reason to withhold distributions from our members, except as may be necessary to fund reserves for our company, or our subsidiaries, as deemed appropriate by our board of managers or required by any financing arrangements we may enter into.

Redemption of Offered Units

We will be required to redeem up to one-third of the Offered Units purchased in the offering for cash on each of the third, fourth and fifth anniversaries of the initial closing of the offering, each of which we refer to herein as a "redemption date". The cash redemption price for the Offered Units will be $16.00 per Class A Unit on the third anniversary of the initial closing of the offering, $17.00 per Class A Unit on the fourth anniversary of the initial closing of the offering, and $18.00 per Class A Unit on the fifth anniversary of the initial closing of the offering. We will have no obligation to redeem Offered Units after the fifth anniversary of the initial closing of the offering. If requests for the redemption of more than one-third of the Offered Units purchased in the offering are received with respect to any redemption date, then we shall redeem Offered Units pro rata in accordance with the number of Offered Units each requesting Class A Member has tendered for redemption, which may result in Class A Members retaining fractional Offered Units. **While our company is required to redeem Offered Units as described above,**

we do not intend to establish a sinking fund to fund redemptions. Therefore, our ability to honor requests for redemption will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund redemptions.

Investors will be permitted to request redemption with respect to any particular redemption date beginning 120 days prior to the applicable redemption date and ending 30 days prior to the redemption date. We will provide written notice, which may include notice via electronic means, of each upcoming redemption date to investors.

Conversion to Class B Units

We shall have the right to convert any Offered Units remaining outstanding following the fifth anniversary of the initial closing of this offering into the Conversion Units, provided, however, that in order for us to convert the Offered Units, a closing price for our Class B Units must be available based upon trading of the Class B Units (a) on a national securities exchange, (b) through the OTC Bulletin Board or (c) though bid and ask prices established by a professional market maker making a market in the Class B Units. If we elect to convert the remaining Offered Units into Class B Units, each Class A Member whose Offered Units are being converted shall receive that number of Class B Units equaling $20.00 for each Class A Unit converted. The value of the Class B Units shall be established using the most recent closing price for the Class B Units. No additional consideration will be received by us upon the conversion of the Offered Units into the Conversion Units.

We must convert all of the Offered Units to Conversion Units if we elect to exercise our conversion right. Upon conversion of your Class A Units to Class B Units you will cease to be a Class A Member of the company and will become a Class B Member of the company. Class B Members of our company have the rights to distributions set forth above under "– **Distributions**" and the voting rights set forth below under "– **Description of Our Operating Agreement** – ***Members' Voting Rights.***" Class B Units will be subject to the same restrictions on transfer as the Offered Units as set forth below under "**– Transfers of our Offered Units and Restrictions on Transfer.**"

Our Class B Units have significantly different rights associated with them than do our Class A Units. Set forth below are the material differences between our Class B Units and the Offered Units:

- Class B Units do not have any right to preferred distributions from us;
- Class B Units do not have any rights to redemption;
- Class B Units do not include a purchase right for any additional security in us;
- Our board may issue securities senior to the Class B Units without the consent of members holding a majority of our units; and
- Our Class B Members do not have the right to vote separately as a class for the removal of a manager for good cause, but will be included with all other outstanding classes of our units permitted to vote on the removal of a manager.

Purchase Rights

Each Offered Unit will also entitle its holder to a right to purchase one Class B Unit. The Purchase Right may only be exercised either (a) within ten (10) days following the date on which the Offered Units associated with the Purchase Right are redeemed by the company; or (b) within ten (10) days following our conversion of the Offered Units into Class B Units. The Purchase Right associated with any Offered Unit shall expire on the earlier of (i) 5:00 PM Eastern Time on the tenth day following date of redemption of such Offered Units; or (ii) 5:00 PM Eastern Time on the tenth day following the date of our conversion of such Offered Units into Class B Units, if not exercised as of such date. Any exercise of the Purchase Right is subject to (a) the qualification of the Class B Units to be issued upon exercise of the Purchase Right as exempt from registration under Section 3(b) of the Securities Act or the determination by our counsel that another exemption or exception from registration under the Securities Act exists with respect to the issuance of the Class B Units issuable upon exercise of the Purchase Right, and (b) the registration or determination of an exemption from registration under applicable state securities laws for the Class B Units. Our Operating Agreement obligates us to use our commercially reasonable efforts to qualify, on or prior to each redemption date, at least that number of Class B Units that are issuable on each redemption date as exempt securities pursuant to Section 3(b) of the Securities Act and the regulations promulgated thereunder, including without limitation Regulation A, and to use our commercially reasonable efforts to register our Class B Units, or find an exemption from registration, in all applicable states. The exercise price for a Class B Unit which may be purchased pursuant to the exercise of a Purchase Right is $7.50 per Class B Unit. If you are exercising your Purchase Right as a result of a redemption of some, or all, of your Offered Units, you may apply a portion of the cash redemption price otherwise payable to you on the redemption date toward the payment of the exercise price, up to the total exercise price for any Class B Units being purchased pursuant to the Purchase Right.

If the minimum offering amount is sold, then there will be 250,000 Offered Units issued and outstanding, with corresponding rights to purchase 250,000 Class B Units, collectively. If the maximum offering amount is sold, then there will be 499,997 Offered Units issued and outstanding, with corresponding rights to purchase 499,997 Class B Units.

Underwriter Warrants

Our dealer-manager has the right, but not the obligation, to purchase Underwriter Warrants. An Underwriter Warrant may be purchased by our dealer-manager as of the initial closing of this offering and as of each subsequent closing, if any. An amount of our Class A Units equal to 4.6% of the number of Offered Units sold in the applicable closing will underlie each Underwriter Warrant. Therefore, if the minimum offering amount is sold, our dealer-manager will have the right to purchase Underwriter Warrants exercisable for 11,500 Class A Units, and if the maximum offering amount is sold, our dealer-manager will have the right to purchase Underwriter Warrants exercisable for 22,300 Class A Units.

The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The exercise period for all Underwriter Warrants will terminate at 5:00 p.m. Eastern Time on the date which is five (5) years immediately following the effective date of this offering. Further terms and conditions of the Underwriter Warrants will be set forth in a form of warrant mutually acceptable to the company and our dealer-manager. In accordance with FINRA Rule 5110(g)(1), the Underwriter Warrants may not be sold by the dealer-manager during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants by any person for a period of 180 days immediately following commencement of the offering, except as permitted by FINRA Rule 5110(g)(2).

Description of Our Operating Agreement

The following summary describes material provisions of our Operating Agreement, but it is not a complete description of our Operating Agreement. A copy of our Operating Agreement is enclosed with this Offering Circular as Appendix A.

Generally

Our company was formed as a Delaware limited liability company on January 22, 2013 pursuant to a Certificate of Formation filed with the Delaware Secretary of State and that certain Declaration of Operation of our company dated January 22, 2013 by and between our company and Continuum Capital, LLC as its sole original member. Our "Operating Agreement" refers to our company's Amended and Restated Limited Liability Company Agreement, which will be entered into on or before the initial closing of this offering and amends and restates the Declaration of Operation.

Management

Subject to our members' rights to consent to certain transactions as described below, the business and affairs of our company will be managed by, and all powers shall be exercised by, our board of managers. Our board of managers initially consisted solely of Stevens M. Sadler. As our initial manager and in accordance with the operating agreement, Stevens M. Sadler has appointed two (2) additional managers to our board, Christopher K. Sadler, his brother and David L. Moore, who is our non-executive independent manager. Our dealer-manager will have the right, from time to time, to designate one (1) individual to serve as a non-voting observer on our board of managers, which individual shall be subject to the prior written approval of our board of managers, which approval may not be unreasonably withheld.

An "independent manager", as used in this Offering Circular and our Operating Agreement, means a duly appointed or elected person or entity who: (a) does not receive, other than in his capacity as a member of a board of managers or directors or a board committee, any consulting, advisory or other compensatory fee from our company, any subsidiary of our company, or any affiliate or associate (as defined below) thereof and has not received any such fee within the last two years; and (b) does not have a "material business relationship" with our company or any of our affiliates or associates. For purposes of the above definition of "independent manager":

(1) the term "associate" means any person who is: (a) a corporation or other legal entity, other than our company or a majority-owned subsidiary of our company, of which the person in question is an officer, director, partner, or a direct or indirect, legal or beneficial owner of five percent (5%) or more of any class of equity securities; and (b) a trust or other estate in which the person in question has a substantial beneficial interest or for which the person in question serves as a trustee or in a similar capacity; and

(2) the term "material business relationship" means a business or professional relationship from which the independent manager derives gross revenue from our company, or any affiliate or associate of our company, that exceeds 5% of (a) the independent manager's annual gross revenue from all sources during either of the last two years; or (b) the independent manager's net worth on a fair market value basis.

Unless a manager resigns or is removed, our members have no right to elect a new manager to the board of managers. A manager may only be removed for "good cause," which may be accomplished only by the affirmative vote of either (i) the Supermajority of the Class A Members, or (ii) the Supermajority of the Members. We define "good cause" as willful misconduct, bad faith, gross negligence or breach of fiduciary duty by a manager in the performance of his duties, a manager's criminal conviction under federal or state securities law, or any conviction of a felony under federal or state law.

Our board of managers may delegate its authority and duties, subject to certain limitations, to officers of our company.

Our board of managers and executive officers will be indemnified by us and held harmless from liability to us or any member for any action or inaction as long as (i) such person determined, in good faith, that such action or inaction was in, or not opposed to, our best interests and (ii) such action or inaction did not constitute fraud, willful misconduct or gross negligence or any breach of such manager's or officer's fiduciary duties to our company.

Our board of managers is required by our Operating Agreement to use its reasonable efforts to carry out the objectives of our company, and to devote, and cause its affiliates to devote, such amounts of their time, skill and attention during normal business hours that our board of managers may deem necessary. However, our Operating Agreement does not prevent our board of managers from engaging in other business activities, in which our company will have no right to participate, provided that such business activities do not compete with the business of our company or otherwise breach such manager's agreements with our company.

Members' Voting Rights

Annual meetings of the members of our company shall be held each year within one hundred twenty (120) days after the close of the immediately preceding fiscal year of our company. Special meetings of our members for any purpose or purposes may be called at any time by our board of managers. Members owning in the aggregate not less than 20% of the membership interests in our company may request in writing that our board of managers call a special meeting. At special meetings, no business shall be transacted and no action shall be taken other than that stated in the notice to the members of our company announcing such special meeting. The presence of members holding at least a majority (greater than 50%) of our outstanding units eligible to vote as of the record date for any meeting shall constitute a quorum for such meeting.

The transactions described above in "**MANAGEMENT – Major Decision Rights**" will require the approval of a majority of the members present and voting at a meeting or a majority of the members as a whole acting by written consent. In addition, our members may remove a manager for "good cause" (as defined above) by the affirmative vote of either (i) the Supermajority of the Class A Members, or (ii) the Supermajority of the Members. In the event a manager is removed or resigns, a new manager may be elected by the members of our company owning a majority of our Units and voting in a meeting duly called and held with respect to the election of a new manager, or by written consent regarding the same.

Contributions

Our members' amounts invested in us, number and class of units of membership interest held, and percentage interest in our company (by class and in total) will be reflected in the books and records of our company. If you purchase Offered Units in this offering, you will make a cash investment of $10.00 per Offered Unit purchased and you will become a Class A Member of our company.

Our board of managers may, from time to time, cause membership interests to be issued to managers, employees or consultants of our company or its affiliates as equity incentive compensation, which membership units will have all benefits, rights and preferences as our board of managers may designate as applicable to such membership interests. Our board of managers may adopt a plan of equity incentive compensation or may issue such equity incentive compensation outside of any plan. Recipients of such membership interests shall be required to agree to be bound by all of the provisions of our Operating Agreement.

Warrants, Options and Other Rights to Purchase

Our board of managers shall have the right, in its sole and absolute discretion, to issue warrants, options or other rights to purchase Class B Units or other authorized securities of our company to any investor, person or entity as determined by our board of managers in its sole and absolute discretion, subject to the right of members holding a majority of our Units to consent to the authorization and issuance of any new series or class of membership interests in our company which are senior to the rights and preferences of Offered Units, upon such terms, including purchase or exercise price, as our board of managers may determine in its sole and absolute discretion.

Additional Members

Additional membership interests in our company may be offered and issued pursuant to a determination by our board of managers to do so. A new member's admission to our company will cause a pro rata reduction in each member's percentage ownership interest unless our board of managers determines otherwise.

Amendment

Our Operating Agreement may not be amended except with the consent of members holding a majority our Units. Notwithstanding the foregoing, amendment of any provision of our Operating Agreement which provides for the consent of the Supermajority of the Members, including but not limited to any amendment of the provisions relating to the election, removal and resignation of our managers, requires the consent of the Supermajority of the Members. However, no member shall be required, without his, her or its prior written consent to make any capital contribution in excess of the amount set forth in our Operating Agreement. Additionally, no amendment may be made to our Operating Agreement which would reduce or otherwise adversely affect the economic, voting or other rights of a class of our members without the consent of the holders of a majority of the Units of such class. Our board of managers may amend our Operating Agreement without the consent of our members to reflect changes validly made in the membership of our company and in capital contributions. Additionally, our board of managers, without the necessity of obtaining the consent of any of our members, may amend our Operating Agreement from time to time in each and every manner to comply with the then existing requirements of all laws, rules and regulations of the Internal Revenue Service. Any revision or amendment to company register by our transfer agent or board of managers pursuant to a valid issuance of membership interests pursuant to an offering or any transfer of membership interests consented to by our board of managers shall not constitute an amendment to our Operating Agreement.

ERISA CONSIDERATIONS

General

The following section sets forth certain consequences under ERISA and the Code, which a fiduciary of an "employee benefit plan" as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in us (such "employee benefit plans" and "plans" being referred to herein as "Benefit Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types that provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit sharing plans, "simplified employee pension plans", Keogh plans for self-employed individuals (including members), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in us, including the role an investment in us plays in the Benefit Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in us, must be satisfied that investment in us is a prudent investment for the Benefit Plan, that the investments of the Benefit Plan, including the investment in us, are diversified so as to minimize the risks of large losses and that an investment in us complies with the documents of the Benefit Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING OFFERED UNITS MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

Restrictions on Investments by Benefit Plan Investors

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Benefit Plan in an investment fund will result in the underlying assets of the investment fund being assets of the Benefit Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of an investment fund will not be plan assets of a Benefit Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (i.e., all "employee benefit plans" as defined in and subject to the fiduciary responsibility provisions of ERISA and all "plans" as defined in and subject to Section 4975 of the Code), and all entities that hold "plan assets" (each a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Benefit Plan is considered to hold plan assets only to the extent of the percentage of the Benefit Plan's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by Benefit Plan Investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the investment fund (determined by not including the investments of persons with discretionary authority or control over the assets of such investment fund, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons; provided, however that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing our assets to be "plan assets," our board of managers intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of membership interests in us, as of any given time (not including the investments of any person who provides investment advice for a fee (direct or indirect) with respect to our assets, and any entity (other than a benefit plan investor) that is directly or indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a company or other entity for which any manager of us is the managing member, general partner, investment advisor or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of our company). Furthermore, because the 25% test is ongoing, additional investments by benefit plan investors may be restricted.

Ineligible Purchasers

In general, Offered Units may not be purchased with the assets of a Benefit Plan if our board of managers, any broker-dealer, any of their respective affiliates or any of their respective employees either: (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Benefit Plan; or (c) is an employer maintaining or contributing to such Benefit Plan. A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Benefit Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in us are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR BOARD OF MANAGERS OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

REPORTS

We will furnish the following reports, statements, and tax information to each Class A Member:

Notification of Closing. We will notify all investors whose subscriptions have been accepted for the purchase of the Offered Units of the initial closing of the offering and the release of the proceeds therefrom from escrow either (a) via email within 24 hours of the initial closing of the offering if you have provided us with an email address, which email will be followed by notification via U. S. mail, or (b) via U.S. mail within five (5) business days if you did not provide an email address to us in your completed subscription agreement.

Tax Information. On or before January 31st of the year immediately following our fiscal year, which is currently July 1st through June 30th, we will send to each Class A Member such tax information as shall be reasonably required for federal and state income tax reporting purposes.

Membership Certificates. We do not anticipate issuing membership certificates representing Offered Units purchased in this offering to the Class A Members. However, we are permitted to issue membership certificates and may do so at the request of our transfer agent. The number of Offered Units held by each Class A Member, and each Class A Member's percentage of the aggregate outstanding Offered Units, will be maintained by us or our transfer agent in our company register.

INDEPENDENT AUDITORS

Our balance sheet as of September 30, 2013 has been audited by Keiter, Stephens, Hurst, Gary & Shreaves, P.C. independent certified public accountants, as set forth in their report thereon in Part F/S. Neither our statement of profit and loss and our statement of cash flows for the period from our inception through September 30, 2013 appearing in Part F/S of this Offering Circular, nor our pro forma financial statements as of September 30, 2013 and set forth in Part F/S showing the effects of our acquisition transactions and the closing of this offering as if they had occurred on September 30, 2013 have been audited or reviewed by Keiter, Stephens, Hurst, Gary & Shreaves, P.C. or any other independent accountant.

ADDITIONAL INFORMATION AND DOCUMENTS

We have filed with the SEC an Offering Statement under Regulation A of the Securities Act with respect to the Offered Units. This Offering Circular does not contain all the information set forth in the Offering Statement and the exhibits and schedules thereto. For further information with respect to our company and the Offered Units, reference is hereby made to the exhibits and schedules thereto. The Offering Statement can be inspected without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20459 and copies may be obtained at prescribed rates from the Public Reference Room of the SEC in Washington, D.C. Prospective investors may contact the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room. Further, if you would like a copy of any of the documents referred to in this Offering Circular as exhibits to the Offering Statement and not already included as Appendices to this Offering Circular, please contact us at:

ALLEGIANCY, LLC
10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235
Telephone: (866) 842-7545
Facsimile: (866) 842-7591
Email: steve@revacompanies.com
Attn: Stevens M. Sadler

Index to Financial Statements

ALLEGIANCY, LLC

REVA MANAGEMENT ADVISORS, LLC

ALLEGIANCY, LLC

Financial Statement

September 30, 2013

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Allegiancy, LLC

Report on the Financial Statement

We have audited the accompanying balance sheet of Allegiancy, LLC as of September 30, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allegiancy, LLC as of September 30, 2013, in accordance with accounting principles generally accepted in the United States.

Keiter

November 12, 2013
Glen Allen, Virginia

AUDITED BALANCE SHEET OF ALLEGIANCY, LLC AS OF SEPTEMBER 30, 2013

Assets

Cash	$ 1,000
Total assets	$ 1,000

Liabilities and Member's Equity

Member's equity	$ 1,000
Total liabilities and member's equity	$ 1,000

Notes to Financial Statements

1. Organization and Business:

Allegiancy, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on January, 22, 2013. The member of the Company, Continuum Capital, LLC (the "Member"), is a Delaware limited liability company.

The Company's principal business activity is to purchase, acquire, develop, hold or sell interests in real property.

Refer to the Company's operating agreement (the "Agreement") for more information.

2. Summary of Significant Accounting Policies:

Basis of Presentation: The Company prepares its financial statement in accordance with generally accepted accounting principles in the United States ("GAAP"). Defined terms used in the Notes to Financial Statement are as defined in the Operating Agreement. A summary of the significant accounting and reporting policies of the Company is presented below.

Credit Risk: Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash. The Company maintains its cash in financial institutions at levels that may periodically exceed federally-insured limits.

Subsequent Events: Management has evaluated subsequent events through November 12, 2013, the date the financial statements were available to be issued. Management has determined there are no subsequent events to be reported in the accompanying financial statements.

UNAUDITED PROFIT & LOSS STATEMENT OF ALLEGIANCY, LLC FOR THE PERIOD FROM INCEPTION (JANUARY 22, 2013) THROUGH SEPTEMBER 30, 2013

There was no activity during this period.

UNAUDITED STATEMENT OF CASH FLOWS OF ALLEGIANCY, LLC FOR THE PERIOD FROM INCEPTION (JANUARY 22, 2013) THROUGH SEPTEMBER 30, 2013

There was no activity for this period.

UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET OF ALLEGIANCY, LLC
AS OF SEPTEMBER 30, 2013

Assets	Allegiancy, LLC	Reva Management Advisors, LLC	Pro forma Adjustments		Pro forma
Current assets:					
Cash	$ 1,000	$ 70,705	$ -		$ 71,705
Restricted cash	-	1,732,500	-		1,732,500
Cash from capital raise	-	-	2,075,000	(1)	2,075,000
Notes receivable	-	1,720,314	(1,720,314)	(2)	-
Total current assets	1,000	3,523,519	354,686		3,879,205
Property and equipment, net	-	57,749	-		57,749
Other assets	-	1,200	-		1,200
Total assets	$ 1,000	$ 3,582,468	$ 354,686		$ 3,938,154

UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET OF ALLEGIANCY, LLC AS OF SEPTEMBER 30, 2013, CONTINUED

Liabilities and Members' Equity	Allegiancy, LLC	Reva Management Advisors, LLC	Pro forma Adjustments		Pro forma
Current liabilities:					
Line of Credit	$ -	$ 1,000,000	$ (1,000,000)	(2)	$ -
Deposits	-	1,732,500	-		1,732,500
Current portion of note payable	-	10,246	-		10,246
Total current liabilities	-	2,742,746	(1,000,000)		1,742,746
Note payable, net of current maturities	-	22,465	-		22,465
Total liabilities	-	2,765,211	(1,000,000)		1,765,211
Members' equity					
Members' equity	1,000	817,257	(720,314)	(2)	97,943
Class A preferred units	-	-	2,500,000	(1)	2,500,000
Class B common units	-	-	-		-
Syndication costs	-	-	(425,000)	(1)	(425,000)
Total members' equity	1,000	817,257	1,354,686		2,172,943
Total liabilities and members'	$ 1,000	$ 3,582,468	$ 354,686		$ 3,938,154

Note: This consolidated pro forma Balance Sheet presents Allegiancy LLC's Regulation A Offering as if it had occurred on March 31, 2013 and the concurrent acquisition of Reva Management Advisors, LLC. All amounts on this consolidated pro forma balance sheet are unaudited.

(1) Estimated minimum proceeds from the Class A preferred units from the Regulation A offering, net of syndication costs of $425,000.

(2) Notes receivable consist primarily of related party receivables. $1 million of the related party receivables was collected and used to pay off the line of credit prior to close. The line of credit was paid in full as of October 4, 2013. There will be no cash or property consideration for the remaining related party receivables as they will be forgiven prior to close.

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS OF ALLEGIANCY, LLC
FOR THE PERIOD FROM JANUARY 1, 2013 to SEPTEMBER 30, 2013

Unaudited Consolidated Pro Forma Statement of Operations
For the period from January 1, 2013 to September 30, 2013

	Allegiancy, LLC	Reva Management Advisors, LLC	Pro forma Adjustments	Pro forma Consolidated
Revenue	$ -	$ 911,686	$ -	$ 911,686
Cost of revenue	-	276,601	-	276,601
Gross profit	-	635,085	-	635,085
Operating expenses	-	570,028	-	570,028
Operating income	-	65,057	-	65,057
Other income (expense):	-	(22,718)	-	(22,718)
Net income (loss)	$ -	$ 42,339	$ -	$ 42,339

Note: This consolidated pro forma Statement of Operations presents the results of operations of Allegiancy, LLC and REVA Management Advisors, LLC for the period from January 1, 2013 to September 30, 2013 as if the transaction had occurred as of January 1, 2013. Amounts on this consolidated pro forma Statement of Operations are unaudited.

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS OF ALLEGIANCY, LLC
FOR THE YEAR ENDED DECEMBER 31, 2012

Unaudited Consolidated Pro Forma Statement of Operations
For the year ended December 31, 2012

	Allegiancy, LLC	Reva Management Advisors, LLC	Pro forma Adjustments	Pro forma Consolidated
Revenue	$ -	$ 1,522,062	$ -	$ 1,522,062
Cost of revenue	-	657,037	-	657,037
Gross profit	-	865,025	-	865,025
Operating expenses	-	487,957	-	487,957
Operating income	-	377,068	-	377,068
Other income (expense):	-	(25,862)	-	(25,862)
Net income (loss)	$ -	$ 351,206	$ -	$ 351,206

Note: This consolidated pro forma Statement of Operations presents the results of operations of Allegiancy, LLC and REVA Management Advisors, LLC for the period from January 1, 2012 to December 31, 2012 as if the transaction had occurred as of January 1, 2012. Amounts on this consolidated pro forma Statement of Operations are unaudited.

REVA MANAGEMENT ADVISORS, LLC

HISTORICAL UNAUDITED FINANCIAL STATEMENTS

UNAUDITED BALANCE SHEET OF REVA MANAGEMENT ADVISORS, LLC AS OF DECEMBER 31, 2010

Assets

Current Assets:	
Cash	$ 19,140
Restricted cash	2,088,377
Total current assets	2,107,517
Due from related parties	1,288,939
Total assets	$ 3,396,456

Liabilities and Members' Equity

Line of credit	$ 710,000
Accounts payable	683
Payroll liabilities	1,564
Deposits	2,088,377
Total liabilities	2,800,624
Members' equity	595,832
	$ 3,396,456

UNAUDITED STATEMENT OF PROFIT & LOSS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

Statement of Operations
Year Ended December 31, 2010

Revenues:	
Administrative fees	$ 215,396
Management fees	966,669
Other income	87,129
Total revenues	1,269,194
Expenses:	
Management fees	854,888
Operating expenses	114,110
Total expenses	968,998
Other income (expense):	
Interest income	23,368
Interest expense	(23,172)
Total other income	196
Net income	$ 300,392

UNAUDITED STATEMENT OF CHANGES IN MEMBERS' EQUITY OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

Statement of Changes in Members' Equity
Year Ended December 31, 2010

Balance, beginning of year	$	695,440
Member distributions		(400,000)
Net income		300,392
Balance, end of year	$	595,832

UNAUDITED STATEMENT OF CASH FLOWS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 300,392
Adjustments to reconcile net income to net cash from operations:	
Changes in operating assets and liabilities:	
Accounts payable	(414,211)
Payroll liabilities	1,564
Net cash used by operating activities	(112,255)
Cash flows from financing activities:	
Payments to related parties	(387,765)
Proceeds from related parties	391,382
Payments on note payable	(710,000)
Proceeds from line of credit	710,000
Capital distributions	(400,000)
Net cash used by financing activities	(396,383)
Net decrease in cash	(508,638)
Cash, beginning of year	527,778
Cash, end of year	$ 19,140
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 23,172

REVA MANAGEMENT ADVISORS, LLC

Notes to Financial Statements

1. Organization and Business:

REVA Management Advisors, LLC (the "Company") is a fee-based asset management company providing services to commercial real estate owners. The Company offers clients a full range of services from strategic plan development and implementation to tactical oversight of daily operations. Fees are governed by a written management agreement signed with each client and range from portfolio management fees based on a percentage of gross revenues to event-driven fees based on property level activities like leasing, construction or financing. The Company principally conducts its business from its Richmond, Virginia headquarters.

The Company derives virtually all of its revenues from the management of commercial office buildings and that income is impacted by property level operating performance as well as overall real estate market performance. The company does not experience any significant seasonality to its revenues.

2. Summary of Significant Accounting Policies:

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash includes the deposits received from commercial real estate owners for future disbursements.

Accounts Receivable: Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2010, no allowance for uncollectible accounts was considered necessary.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to credit risk consist principally of short term trade receivables and, potentially, short term loans made to clients. Concentration of risk with respect to trade receivables is limited due to the number of contracts and the priority of payments stipulated therein.

As of December 31, 2010, there are no outstanding loans to clients. Instruments on the balance sheet which potentially subject the Company to credit risk include related party notes. These demand notes are annually renewable short term instruments and are callable at the Company's discretion.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2007 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Deposits: The Company has on deposit cash advanced principally by clients for future disbursements. These funds are restricted in use for designated purposes and are not available for the general use of the Company.

Revenue Recognition: The Company records property management fee revenue as property management and advisory services are provided to customers in accordance with the terms of customer contracts. The Company bills and collects from customers the amounts stipulated in the customer management contracts and records revenue earned as administrative fee or management fee revenue. Certain management services provided by the Company are outsourced to third parties. These costs are recorded as management fee expenses in the accompanying statement of operations. The Company recognizes revenue in accordance with Accounting Standard Codification 605-45-45.

Marketing Expenses: The Company expenses marketing costs as they are incurred. Marketing expense amounted to $16,080 for 2010.

3. Line of Credit:

The Company had a line of credit with a bank with a maximum available amount of $1,000,000. The line carried interest at the rate of 3.25% per year. The line of credit is collateralized by certain depository accounts. The line will mature on March 19, 2011 and can be renewed annually. Outstanding borrowings as of December 31, 2010 were $710,000.

4. Commitments and Contingencies:

From time to time, the Company is involved in litigation that it considers to be in the normal course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

5. Related Party Transactions:

Loan to Chesapeake Realty Advisors, LLC: This advance has been made to a member of the Company and is recorded as an asset. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at December 31, 2010, a total of $442,460 is due on demand.

Loan to Continuum Capital, LLC: This advance has been made to a member of the Company and is recorded as an asset. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at December 31, 2010, a total of $655,305 is due on demand.

Due from a related party: This advance has been made to an affiliated entity to fund joint operational infrastructure and is recorded as an asset for the Company. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at December 31, 2010, a total of $191,173 is due on demand.

UNAUDITED BALANCE SHEET OF REVA MANAGEMENT ADVISORS, LLC AS OF DECEMBER 31, 2011

Statement of Financial Condition
December 31, 2011

Assets

Current assets:	
Cash	$ 14,418
Restricted cash	1,778,309
Total current assets	1,792,727
Property and equipment, net	51,242
Due from related parties	1,464,563
Total assets	$ 3,308,532

Liabilities and Members' Equity

Current liabilities:	
Current portion of note payable	$ 9,753
Line of credit	789,903
Deposits	1,778,309
Total current liabilities	2,577,965
Note payable, net of current maturities	40,030
Total liabilities	2,617,995
Members' equity	690,537
	$ 3,308,532

UNAUDITED STATEMENT OF PROFIT & LOSS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2011 THROUGH DECEMBER 31, 2011

Statement of Operations

Year Ended December 31, 2011

Revenues:	
Administrative fees	$ 622,564
Management fees	822,206
Other income	19,462
Total revenues	1,464,232
Expenses:	
Administrative fees	56,030
Management fees	575,464
Selling fees	374,133
Operating expenses	333,825
Total expenses	1,339,452
Other income (expense):	
Interest income	10,734
Interest expense	(42,938)
Total other expense	(32,204)
Net income	$ 92,576

See Accompanying Notes

{00527131.2 }

UNAUDITED STATEMENT OF CHANGES IN MEMBERS' EQUITY OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2011 THROUGH DECEMBER 31, 2011

Statement of Changes in Members' Equity
Year Ended December 31, 2011

Balance, beginning of year	$	595,833
Member contributions		654,682
Member distributions		(652,554)
Net income		92,576
Balance, end of year	$	690,537

See Accompanying Notes

UNAUDITED STATEMENT OF CASH FLOWS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2011 THROUGH DECEMBER 31, 2011

Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 92,576
Adjustments to reconcile net income to net cash from operations:	
Depreciation	2,697
Changes in operating assets and liabilities:	
Accounts payable	(682)
Payroll liabilities	(1,564)
Net cash provided by operating activities	93,027
Cash flows from investing activities:	
Purchase of property and equipment	(53,939)
Net cash used in investing activities	(53,939)
Cash flows from financing activities:	
Payments to related parties	(179,072)
Proceeds from related parties	3,548
Payments on notes payable	(1,817)
Proceeds from notes payable	51,500
Proceeds from line of credit	79,903
Capital contributions	654,682
Capital distributions	(652,554)
Net cash used in financing activities	(43,810)
Net decrease in cash	(4,722)
Cash, beginning of year	19,140
Cash, end of year	$ 14,418
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 42,938
Supplemental disclosure of noncash investing and financing transactions:	
Acquisition of equipment with issuance of notes payable	$ 53,939
Total non-cash transactions	$ 53,939

{00527131.2 }

REVA MANAGEMENT ADVISORS, LLC

Notes to Financial Statements

1. Organization and Business:

REVA Management Advisors, LLC (the "Company") is a fee-based asset management company providing services to commercial real estate owners. The Company offers clients a full range of services from strategic plan development and implementation to tactical oversight of daily operations. Fees are governed by a written management agreement signed with each client and range from portfolio management fees based on a percentage of gross revenues to event-driven fees based on property level activities like leasing, construction or financing. The Company principally conducts its business from its Richmond, Virginia headquarters.

The Company derives virtually all of its revenues from the management of commercial office buildings and that income is impacted by property level operating performance as well as overall real estate market performance. The company does not experience any significant seasonality to its revenues.

2. Summary of Significant Accounting Policies:

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash includes the deposits received from commercial real estate owners for future disbursements.

Accounts Receivable: Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2011, no allowance for uncollectible accounts was considered necessary.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to credit risk consist principally of short term trade receivables and, potentially, short term loans made to clients. Concentration of risk with respect to trade receivables is limited due to the number of contracts and the priority of payments stipulated therein.

As of December 31, 2011, there are no outstanding loans to clients. Instruments on the balance sheet which potentially subject the Company to credit risk include related party notes. These demand notes are annually renewable short term instruments and are callable at the Company's discretion.

2. Summary of Significant Accounting Policies, Continued:

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2008 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Deposits: The Company has on deposit cash advanced principally by clients for future disbursements. These funds are restricted in use for designated purposes and are not available for the general use of the Company.

Revenue Recognition: The Company records property management fee revenue as property management and advisory services are provided to customers in accordance with the terms of customer contracts. The Company bills and collects from customers the amounts stipulated in the customer management contracts and records revenue earned as administrative fee or management fee revenue. Certain management services provided by the Company are outsourced to third parties. These costs are recorded as management fee expenses in the accompanying statement of operations. The Company recognizes revenue in accordance with Accounting Standard Codification 605-45-45.

Marketing Expenses: The Company expenses marketing costs as they are incurred. Marketing expense amounted to $110 for 2011.

3. Property and Equipment:

Property and equipment consisted of the following at December 31, 2011:

Vehicles	$ 53,939
	53,939
Less: accumulated depreciation	2,697
	$ 51,242

Depreciation expense amounted to $2,697 for the year ended December 31, 2011.

4. Line of Credit:

The Company had a line of credit with a bank with a maximum available amount of $1,000,000. The line carried interest at the rate of 3.25% per year. The line of credit was collateralized by certain depository accounts. The line will mature on March 19, 2012 and can be renewed annually. Outstanding borrowings were $789,903 as of December 31, 2011.

5. Notes Payable:

The Company's notes payable consisted of the following at December 31, 2011:

Notes payable to credit corporation, secured by automotive equipment, payable in aggregate monthly installments of $924, including interest of 2.90%, maturing in October 2016.	$ 49,783
Total	49,783
Less current portion	9,753
Long-term portion	$ 40,030

5. Notes Payable, Continued:

The scheduled maturities of the Company's notes payable consisted of the following at December 31, 2011:

Year Ending December 31,	Amount
2012	$ 9,754
2013	10,022
2014	10,322
2015	10,630
2016	9,055
	$ 49,783

6. Commitments and Contingencies:

From time to time, the Company is involved in litigation that it considers to be in the normal course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

7. Related Party Transactions:

Loan to Chesapeake Realty Advisors, LLC: This advance has been made to a member of the Company and is recorded as an asset. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at December 31, 2011, a total of $531,584 is due on demand.

Loan to Continuum Capital, LLC: This advance has been made to a member of the Company and is recorded as an asset. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at December 31, 2011, a total of $745,354 is due on demand.

Due from related party: This advance has been made to an affiliated entity to fund joint operational infrastructure and is recorded as an asset for the Company. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at December 31, 2011, a total of $187,625 is due on demand.

UNAUDITED BALANCE SHEET OF REVA MANAGEMENT ADVISORS, LLC AS OF DECEMBER 31, 2012

Statement of Financial Condition
December 31, 2012

Assets

Current assets:	
Cash	$ 202,617
Restricted cash	1,359,637
Total current assets	1,562,254
Property and equipment, net	46,342
Due from related parties	1,690,314
Total assets	$ 3,298,910

Liabilities and Members' Equity

Current liabilities:	
Current portion of note payable	$ 10,022
Line of credit	1,000,000
Deposits	1,359,637
Total current liabilities	2,369,659
Note payable, net of current maturities	30,008
Total liabilities	2,399,667
Members' equity	899,243
	$ 3,298,910

{00527131.2 }

UNAUDITED STATEMENT OF PROFIT & LOSS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 31, 2012

Statement of Operations
Year Ended December 31, 2012

Revenues:	
Administrative fees	$ 730,783
Management fees	767,283
Other income	23,996
Total revenues	1,522,062
Expenses:	
Management fees	357,037
Selling fees	300,000
Operating expenses	487,957
Total expenses	1,144,994
Other income (expense):	
Interest income	2,630
Interest expense	(28,492)
Total other income	(25,862)
Net income	$ 351,206

See Accompanying Notes

UNAUDITED STATEMENT OF CHANGES IN MEMBERS' EQUITY OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 31, 2012

Statement of Changes in Members' Equity
Year Ended December 31, 2012

Balance, beginning of year	$	690,537
Member distributions		(142,500)
Net income		351,206
Balance, end of year	$	899,243

UNAUDITED STATEMENT OF CASH FLOWS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 31, 2012

Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 351,206
Adjustments to reconcile net income to net cash from operations:	
Depreciation	4,900
Net cash provided by operating activities	356,106
Cash flows from financing activities:	
Payments to related parties	(225,750)
Proceeds from line of credit	210,097
Payments on notes payable	(9,754)
Capital distributions	(142,500)
Net cash used in financing activities	(167,907)
Net increase in cash	188,199
Cash, beginning of year	14,418
Cash, end of year	$ 202,617
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 28,492

REVA MANAGEMENT ADVISORS, LLC

Notes to Financial Statements

1. Organization and Business:

REVA Management Advisors, LLC (the "Company") is a fee-based asset management company providing services to commercial real estate owners. The Company offers clients a full range of services from strategic plan development and implementation to tactical oversight of daily operations. Fees are governed by a written management agreement signed with each client and range from portfolio management fees based on a percentage of gross revenues to event-driven fees based on property level activities like leasing, construction or financing. The Company principally conducts its business from its Richmond, Virginia headquarters.

The Company derives virtually all of its revenues from the management of commercial office buildings and that income is impacted by property level operating performance as well as overall real estate market performance. The company does not experience any significant seasonality to its revenues.

2. Summary of Significant Accounting Policies:

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash includes the deposits received from commercial real estate owners for future disbursements.

Accounts Receivable: Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2012, no allowance for uncollectible accounts was considered necessary.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to credit risk consist principally of short term trade receivables and, potentially, short term loans made to clients. Concentration of risk with respect to trade receivables is limited due to the number of contracts and the priority of payments stipulated therein.

As of December 31, 2012, there are no outstanding loans to clients. Instruments on the balance sheet which potentially subject the Company to credit risk include related party notes. These demand notes are annually renewable short term instruments and are callable at the Company's discretion.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2009 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Deposits: The Company has on deposit cash advanced principally by clients for future disbursements. These funds are restricted in use for designated purposes and are not available for the general use of the Company.

Revenue Recognition: The Company records property management fee revenue as property management and advisory services are provided to customers in accordance with the terms of customer contracts. The Company bills and collects from customers the amounts stipulated in the customer management contracts and records revenue earned as administrative fee or management fee revenue. Certain management services provided by the Company are outsourced to third parties. These costs are recorded as management fee expenses in the accompanying statement of operations. The Company recognizes revenue in accordance with Accounting Standard Codification 605-45-45.

Marketing Expenses: The Company expenses marketing costs as they are incurred. Marketing expense amounted to $3,075 for 2012.

3. Property and Equipment:

Property and equipment consisted of the following at December 31, 2012:

Vehicles	$ 53,939
	53,939
Less: accumulated depreciation	7,597
	$ 46,342

Depreciation expense amounted to $4,900 for the year ended December 31, 2012.

4. Line of Credit:

The Company had a line of credit with a bank with a maximum available amount of $1,000,000. The line carried interest at the rate of 3.25% per year. The line of credit was collateralized by certain depository accounts. The line will mature on March 19, 2013 and can be renewed annually. Outstanding borrowings were $1,000,000 as of December 31, 2012.

5. Notes Payable:

The Company's notes payable consisted of the following at December 31, 2012:

Notes payable to credit corporation, secured by automotive equipment, payable in aggregate monthly installments of $924, including interest of 2.90%, maturing in October 2016.	$ 40,030
Total	40,030
Less current portion	10,022
Long-term portion	$ 30,008

5. Notes Payable, Continued:

The scheduled maturities of the Company's notes payable consisted of the following at December 31, 2012:

Year Ending December 31,	Amount
2013	10,022
2014	10,322
2015	10,630
2016	9,056
	$ 40,030

6. Commitments and Contingencies:

From time to time, the Company is involved in litigation that it considers to be in the normal course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

7. Related Party Transactions:

Loan to Chesapeake Realty Advisors, LLC: This advance has been made to a member of the Company and is recorded as an asset. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at December 31, 2012, a total of $586,584 is due on demand.

Loan to Continuum Capital, LLC: This advance has been made to a member of the Company and is recorded as an asset. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at December 31, 2012, a total of $745,354 is due on demand.

Due from related party: This advance has been made to an affiliated entity to fund joint operational infrastructure and is recorded as an asset for the Company. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at December 31, 2012, a total of $282,626 is due on demand.

Loan to Real Estate Value Advisors, LLC: This category is introduced to clarify the Due from Related Party account to specifically note that an advance has been made to an affiliated entity to fund transaction expenses on property acquisitions and syndications where RMA will be the awarded the management contract. The note is recorded as an asset for RMA and bears interest at prevailing rates as dictated by the Internal Revenue Service and at year end 2012, a total of $75,750 is due on demand.

UNAUDITED BALANCE SHEET OF REVA MANAGEMENT ADVISORS, LLC AS OF SEPTEMBER 30, 2013

Statement of Financial Condition
September 30, 2013

Assets

Current assets:	
Cash	$ 70,705
Restricted cash	1,732,500
Total current assets	1,803,205
Property and equipment, net	57,749
Other assets:	
Prepaid expense	1,200
Due from related parties	1,720,314
Total other assets	1,721,514
Total assets	$ 3,582,468

Liabilities and Members' Equity

Current liabilities:	
Current portion of note payable	$ 10,246
Line of credit	1,000,000
Deposits	1,732,500
Total current liabilities	2,742,746
Note payable, net of current maturities	22,465
Total liabilities	2,765,211
Members' equity	817,257
	$ 3,582,468

{00527131.2 }

UNAUDITED STATEMENT OF PROFIT & LOSS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2013 THROUGH SEPTEMBER 30, 2013

Statement of Operations
For the Nine Months Ended September 30, 2013

Revenues:	
Administrative fees	$ 249,751
Management fees	651,606
Other income	10,329
Total revenues	911,686
Expenses:	
Administrative fees	7,344
Management fees	269,257
Operating expenses	570,028
Total expenses	846,629
Other income (expense):	
Interest income	12
Interest expense	(22,730)
Total other expense	(22,718)
Net income	$ 42,339

{00527131.2 }

UNAUDITED STATEMENT OF CHANGES IN MEMBERS' EQUITY OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2013 THROUGH SEPTEMBER 30, 2013

Statement of Changes in Members' Equity
For the Nine Months Ended September 30, 2013

Balance, beginning of year	$	899,243
Member distributions		(124,325)
Net income		42,339
Balance, end of year	$	817,257

{00527131.2 }

UNAUDITED STATEMENT OF CASH FLOWS OF REVA MANAGEMENT ADVISORS, LLC FOR THE PERIOD FROM JANUARY 1, 2013 THROUGH SEPTEMBER 30, 2013

Statement of Cash Flows
For the Nine Months Ended September 30, 2013

Cash flows from operating activities:	
Net income	$ 42,339
Changes in operating assets and liabilities:	
Prepaid expense	(1,200)
Security deposits, net	-
Net cash provided by operating activities	41,139
Cash flows from investing activities:	
Purchase of property and equipment	(11,406)
Cash flows from financing activities:	
Payments to related parties	(30,000)
Payments on notes payable	(7,320)
Capital distributions	(124,325)
Net cash used in financing activities	(161,645)
Net increase in cash	(131,912)
Cash, beginning of year	202,617
Cash, end of year	$ 70,705
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 22,730

REVA MANAGEMENT ADVISORS, LLC

Notes to Financial Statements

1. Organization and Business:

REVA Management Advisors, LLC (the "Company") is a fee-based asset management company providing services to commercial real estate owners. The Company offers clients a full range of services from strategic plan development and implementation to tactical oversight of daily operations. Fees are governed by a written management agreement signed with each client and range from portfolio management fees based on a percentage of gross revenues to event-driven fees based on property level activities like leasing, construction or financing. The Company principally conducts its business from its Richmond, Virginia headquarters.

The Company derives virtually all of its revenues from the management of commercial office buildings and that income is impacted by property level operating performance as well as overall real estate market performance. The company does not experience any significant seasonality to its revenues.

2. Summary of Significant Accounting Policies:

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash includes the deposits received from commercial real estate owners for future disbursements.

Accounts Receivable: Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At September 30, 2013, no allowance for uncollectible accounts was considered necessary.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to credit risk consist principally of short term trade receivables and, potentially, short term loans made to clients. Concentration of risk with respect to trade receivables is limited due to the number of contracts and the priority of payments stipulated therein. As of September 30, 2013, there are no outstanding loans to clients. Instruments on the balance sheet which potentially subject the Company to credit risk include related party notes. These demand notes are annually renewable short term instruments and are callable at the Company's discretion.

2. Summary of Significant Accounting Policies, Continued:

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2010 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Deposits: The Company has on deposit cash advanced principally by clients for future disbursements. These funds are restricted in use for designated purposes and are not available for the general use of the Company.

Revenue Recognition: The Company records property management fee revenue as property management and advisory services are provided to customers in accordance with the terms of customer contracts. The Company bills and collects from customers the amounts stipulated in the customer management contracts and records revenue earned as administrative fee or management fee revenue. Certain management services provided by the Company are outsourced to third parties. These costs are recorded as management fee expenses in the accompanying statement of operations. The Company recognizes revenue in accordance with Accounting Standard Codification 605-45-45.

Marketing Expenses: The Company expenses marketing costs as they are incurred. Marketing expense amounted to $1,498 for the nine months ended September 30, 2013.

3. Property and Equipment:

Property and equipment consisted of the following at September 30, 2013:

Office equipment	$ 11,407
Vehicles	53,939
	65,346
Less: accumulated depreciation	7,597
	$ 57,749

4. Line of Credit:

The Company had a line of credit with a bank with a maximum available amount of $1,000,000. The line carried interest at the rate of 3.25% per year. The line of credit was collateralized by certain depository accounts. The line will mature on March 19, 2014 and can be renewed annually. Outstanding borrowings were $1,000,000 as of September 30, 2013.

5. Notes Payable:

The Company's notes payable consisted of the following at September 30, 2013:

Notes payable to credit corporation, secured by automotive equipment, payable in aggregate monthly installments of $924, including interest of 2.90%, maturing in October 2016.	$ 32,711
Total	32,711
Less current portion	10,246
Long-term portion	$ 22,465

5. Notes Payable, Continued:

The scheduled maturities of the Company's notes payable consisted of the following at September 30, 2013:

See Accompanying Notes to Financial Statements

2013	$	2,703
2014		10,322
2015		10,630
2016		9,056
	$	32,711

6. Commitments and Contingencies:

From time to time, the Company is involved in litigation that it considers to be in the normal course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

7. Related Party Transactions:

Loan to Chesapeake Realty Advisors, LLC: This advance has been made to a member of the Company and is recorded as an asset. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at September 30, 2013, a total of $391,633 is due on demand.

Loan to Continuum Capital, LLC: This advance has been made to a member of the Company and is recorded as an asset. The loan bears interest at prevailing rates as dictated by the Internal Revenue Service and, at September 30, 2013, a total of $392,931 is due on demand.

Loan to Real Estate Value Advisors, LLC: This category is introduced to clarify the Due from Related Party account to specifically note that an advance has been made to an affiliated entity to fund transaction expenses on property acquisitions and syndications where RMA will be the awarded the management contract. The note is recorded as an asset for RMA and bears interest at prevailing rates as dictated by the Internal Revenue Service and at September 30, 2013, a total of $935,750 is due on demand.

APPENDIX A

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

[SEE ATTACHED]

APPENDIX B

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

Class A Units of Membership Interest
In
Allegiancy, LLC

This Subscription Agreement relates to my agreement to purchase ____ Class A Units of Membership Interest (the "Offered Units") to be issued by Allegiancy, LLC, a Delaware limited liability company (the "Company"), for a purchase price of $10.00 per Offered Unit ($10,000 (1,000 Offered Units) minimum purchase), for a total purchase price of $_____________ ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Circular for the sale of the Offered Units, dated ____________, 201__, and all exhibits and supplements thereto (collectively, the "Circular"). Simultaneously with the execution and delivery hereof, I am either (i) transmitting a check for my Subscription Price payable to the order of "SunTrust Bank as Escrow Agent for ALLEGIANCY, LLC," to Moloney Securities Co., Inc. ("Moloney Securities"), who will forward the check to SunTrust Bank as escrow agent for the Company in accordance with the procedures set forth above, or (ii) making a wire transfer (pursuant to the instructions set forth above) in the amount of my Subscription Price and attaching my completed wiring instructions for my transfer to this Subscription Agreement; or (iii) authorizing withdrawal on the closing date of my purchase of Offered Units of my Subscription Price from a securities account held in my name with Moloney Securities. I understand that if I wish to purchase Offered Units, I must complete this Subscription Agreement and submit the applicable Subscription Price.

In order to induce the Company to accept this Subscription Agreement for the Offered Units and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement:

1. My primary state of residence/business is: ______________________________.

2. My date of birth is: ___________________________________(Individuals only).

3. PLEASE INITIAL BELOW, ALL THAT APPLY (must have at least one initialed):

I have a net worth of at least $500,000;

or

I have a gross annual income of at least $150,000 and a net worth of at least $250,000.

and, **solely if you are a resident of California or Iowa, please initial below**

______ My investment in the Company does not constitute more than 10% of my aggregate net worth.

And, **solely if you are a resident of Kentucky, please initial below**

______ My investment in the Company does not constitute more than 10% of my liquid net worth[2].

[2] As used in this Subscription Agreement, "liquid net worth" means that portion of your aggregate net worth that can be readily converted into cash. Liquid net worth equals your liquid assets, including cash, cash equivalents and marketable securities, less your liabilities that are not tied to specific assets (such as car or home loans).

______ In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), the beneficiary, the fiduciary account or the person who directly or indirectly supplied the funds for the purchase of our Offered Units (if that person is the fiduciary) meets one of the foregoing standards.

4. In the case of sales to fiduciary accounts, please complete Exhibit A attached to this Subscription Agreement.

5. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever, and to the extend no accepted, unused funds transmitted herewith shall be returned to the undersigned in full, with any interest accrued thereon.

6. My overall commitment to investments that are not readily marketable is not disproportionate to my individual net worth, and my investment in the Offered Units will not cause such overall commitment to become excessive. I can bear and am willing to accept the economic risk of losing my entire investment, as well as any liquidity, in the Offered Units.

7. All information that I have provided to the Company herein concerning my suitability to invest in the Offered Units is complete, accurate and correct as of the date of my signature on the last page of this Subscription Agreement unless amended prior to acceptance of any subscription.

8. I have received a copy of the Circular. I have reviewed the Certificate of Formation and the Amended and Restated Limited Liability Company Agreement of the Company attached to the Circular (as well as all other exhibits attached thereto) and agree to be bound as a member of the Company by the terms of such agreement. I understand that if my subscription is accepted, then my executed signature page to this Subscription Agreement shall be deemed my executed signature page to the Company's Amended and Restated Limited Liability Company Agreement.

9. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to its choice of law provisions, except as to the type of registration of ownership of Offered Units, which shall be construed in accordance with the state of principal residence of the subscribing investor.

10. I hereby agree to indemnify, defend and hold harmless the Company, its affiliates and all of their directors, partners, members, managers, shareholders, officers, employees, affiliates and advisors, from any and all damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) that they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of the untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished to any of the foregoing in connection with this transaction.

11. I hereby acknowledge and agree that: (a) I may not transfer or assign this Subscription Agreement, or any interest herein, and any purported transfer shall be void; (b) this Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the sale of the Offered Units and may be amended, modified or terminated only by a writing executed by all parties (except as provided herein with respect to rejection of this Subscription Agreement by the Company); (c) within two (2) days after receipt of a written request from the Company, I agree to provide such information and to execute and deliver such documents as may be necessary to comply with any and all laws and regulations to which the Company is subject; and (d) my representations and warranties set forth herein shall survive the sale of the Offered Units pursuant to this Subscription Agreement.

12. I am not making this investment in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

By making the foregoing representations you have not waived any right of action you may have under federal or state securities law. Any such waiver would be unenforceable. The company will assert your representations regarding your receipt of the Offering Circular and your compliance with our suitability standards in any subsequent litigation regarding such subject matter.

EXECUTION

THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY REGISTERED ABOVE.

Executed this ___ day of _____________ 20 __ .

X ______________________________________

Signature (Investor, or authorized signatory)

Title:

X ______________________________________

Joint Signature (Investor, or authorized signatory)

Title:

SUBSCRIPTION ACCEPTED

Allegiancy, LLC
a Delaware limited liability company

By: ______________________
Its: Manager

Dated:

Exhibit A

Please check the appropriate statement.

The Offered Units are not being purchased by or on behalf of:

(a) an employee benefit plan (as defined in Section 3(3) of the Employment Retirement Insurance Security Act of 1974 ("ERISA")), whether or not it is subject to Title I of ERISA;

(b) a plan described in Section 4975 of the Internal Revenue Code of 1986 (the "Code");

(c) an entity whose underlying assets include plan assets by reason of a plan's investment in such entity (including but not limited to an insurance company general account); or

(d) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Department of Labor Regulations Section 2510.3-101 (29 C.F.R. Section 2510.3-101) (categories (a) through (d) collectively, an "ERISA Entity").

The Offered Units are being purchased by or on behalf of an ERISA Entity and I:

(a) further represent and warrant that its purchase and holding of Offered Units either does not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or is eligible for coverage under one or more statutory or administrative exemptions from the prohibited transaction rules of ERISA and the Code; and

(b) agree to provide to the Company, promptly upon request, all additional information that the Company determines to be reasonably necessary in order to determine whether the undersigned meets the suitability standards for ownership of the Offered Units.

Executed this ___ day of_____________ 20 ___.

X ___________________________________

Signature (Investor, or authorized signatory)

Title:

X ___________________________________

Joint Signature (Investor, or authorized signatory)

Title:

APPENDIX C

TABLE OF RMA'S PORTFOLIO UNDER MANAGEMENT

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	Term of Asset Management Agreement	Property Management Fee[3]	Asset Management Fee[4]	Leasing Commissions[5]	Construction Management Fee[6]	Selling Commission[7]	Financing Fee[8]	Property Management Agreement	Term of Property Management Agreement	Property Management Fee[9]	Leasing Commissions[10]	Construction Management Fee[11]	Additional Fees
Office Building Reading, PA (REVA Catalyst 645 Penn, LP)*	Commenced November 23, 2012; Expires November 23, 2013 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	6% (min $4,500/month)	N/A	New Lease: 7.5% Renewal/ Renegotiation: 5%	5% of any amount expended in a calendar year	1%	1%	Yes	Commenced July 1, 2011; Expires December 31, 2012 – shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	2.0%: Monthly Management Fee $1,000: Monthly Administrative Fee $200: Monthly Travel Fee	N/A	2% of the total amount of construction costs Reimbursement of direct expenses related to the construction coordination (i.e., telephone, postage, travel and meals)	Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties

[1] These are monthly fees which RMA currently receives for its management of the properties set forth in the table.
[2] These are monthly fees which RMA currently pays in turn to third parties for management of the properties set forth in the table.
[3] A monthly fee based on gross revenues of the property.
[4] A monthly fee based on gross revenues of the property.
[5] A one-time fee calculated by multiplying the fee percentage by the total minimum monthly rent or base rent due for the term of the lease.
[6] A fee based on the total cost or amount expended for construction or repair of the property.
[7] A one-time fee based on the gross sales price of the property.
[8] A one-time fee based on the principal amount of any loan procured for the property.
[9] A monthly fee based on gross revenues of the property.
[10] A monthly fee based on gross revenues of the property.
[11] A fee based on the total cost or amount expended for construction or repair of the property.

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	Term of Asset Management Agreement	Property Management Fee[3]	Asset Management Fee[4]	Leasing Commissions[5]	Construction Management Fee[6]	Selling Commission[7]	Financing Fee[8]	Property Management Agreement	Term of Property Management Agreement	Property Management Fee[9]	Leasing Commissions[10]	Construction Management Fee[11]	Additional Fees
Office Building Greenville, SC	Commence January 1, 2013; Expires January 1, 2014 – annual renewal	6% (min $2,000/month)	N/A	New Lease: 4% if solely due to efforts of manager; 6% if a co-broker is used Renewal/ Renegotiation: 4%	5%	3%	1.5%	Yes	Commenced February 1, 2009 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.25%: Monthly Management Fee	N/A	N/A	Personnel Fees: 8% of gross monthly salary of real estate mgr (at the time of signing $72,000) as approved annually by property mgr. Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Office Building Greensboro, NC	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	Up to 4%	N/A	New Lease: 6% Renewal/ Renegotiation: 4%	5% of expenses up to $25,000 spent in a calendar year; 4% of any amount over $25,000 and up to $50,000; 3% of any amount in excess of $50,000	Up to 1.5%	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Office Building North Charleston, SC**	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	6%	N/A	New Lease: 6% Renewal/ Renegotiation: 4%	5% of expenses in a calendar year	1%	1%	Yes	Commenced December 5, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee 1.0%: Monthly Administrative Fee Min. $750/month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	**Term of Asset Management Agreement**	**Property Management Fee[3]**	**Asset Management Fee[4]**	**Leasing Commissions[5]**	**Construction Management Fee[6]**	**Selling Commission[7]**	**Financing Fee[8]**	**Property Management Agreement**	**Term of Property Management Agreement**	**Property Management Fee[9]**	**Leasing Commissions[10]**	**Construction Management Fee[11]**	**Additional Fees**
Office Building Richmond, VA	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	5%	N/A	New Lease: 6% Renewal/ Renegotiation: 4%	5% of expenses up to $25,000 spent in a calendar year; 4% of any amount over $25,000 and up to $50,000; 3% of any amount in excess of $50,000	Up to 1.5%	N/A	Yes	Commenced April 17, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee $19,920: Annual Personnel Fees (Reimbursement of 20% of a $75,000 property manager + 32.8% burden rate on the pass through) Min. of $3,250/month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Accounting System Fees: $3,500 flat fee if property manager sets up accounting services prior to 90 days from the effective date $2,400/month accounting services fee Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Warehouse/ Flex Lewisberry, PA (6 Buildings)***	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	4%	N/A	New Lease: 6% Renewal/ Renegotiation: 4%	5% of expenses up to $25,000 spent in a calendar year; 4% of any amount over $25,000 and up to $50,000; 3% of any amount in excess of $50,000	Up to 1.5%	N/A	Yes	Commenced April 27, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	2%: Monthly Management Fee	5% of the aggregate amount of the lease payments w/o a co-operating broker & 6% of the aggregate amount of the lease payments split shared equally between mgr. and co-operating broker	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Renewal Fee: 2% of the Aggregate amount of the lease payments paid at rent commencement & In the event another broker is representing the tenant, said broker will be offered an additional 2% Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties Estoppel Certificate Fees: $100 per tenant to coordinate execution and delivery if estoppel certificate Due Diligence Fees: $1,000 to coordinate due diligence on sale or refinance Personnel Fees:

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	Term of Asset Management Agreement	Property Management Fee[3]	Asset Management Fee[4]	Leasing Commissions[5]	Construction Management Fee[6]	Selling Commission[7]	Financing Fee[8]	Property Management Agreement	Term of Property Management Agreement	Property Management Fee[9]	Leasing Commissions[10]	Construction Management Fee[11]	Additional Fees
													-60% of the salary for property mgr. (not to exceed $23,040/yr) -100% of part-time building engineer's salary (not to exceed $19,200/yr) -100% of part-time administrator (not to exceed $16,800/yr)
Office Building North Charleston, SC (RCF Ashley Center, LLC)*	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	4%	2%	New Lease: 1% Renewal/ Renegotiation: N/A	5% of any amount expended in a calendar year	1%	1%	Yes	Commenced December 5, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee 1.0%: Monthly Administrative Fee Min. $2,000/month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Office Building Orlando, FL (REVA HR-RFMD, DST)*	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	4%	N/A	New Lease: 1% Renewal/ Renegotiation: ½%	5% of any amount expended in a calendar year	1%	1%	Yes	Commenced November 1, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee	N/A	N/A	Monthly Maintenance Personnel Salaries: -Maintenance Technician: Annual cost of $14,040 ($1,170/month) -Additional Maintenance personnel $50/man hour, $75/ overtime hour Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Office Building Greensboro, NC (REVA HR-RFMD, DST)*	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause;	4%	N/A	New Lease: 1% Renewal/ Renegotiation: ½%	5% of any amount expended in a calendar year	1%	1%	Yes	Commenced April 17, 2012 and shall continue unless terminated by either the property	1.5%: Monthly Management Fee 0.85%: Monthly Administrative Fee	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of	Accounting System Fees: $3,500 flat fee if property manager sets up accounting services prior to 90 days from the effective date $2,450/month accounting services fee

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	**Term of Asset Management Agreement**	**Property Management Fee[3]**	**Asset Management Fee[4]**	**Leasing Commissions[5]**	**Construction Management Fee[6]**	**Selling Commission[7]**	**Financing Fee[8]**	**Property Management Agreement**	**Term of Property Management Agreement**	**Property Management Fee[9]**	**Leasing Commissions[10]**	**Construction Management Fee[11]**	**Additional Fees**
	manager may terminate upon uncured default by owners								manager or manager upon 30 days prior written notice	Min. of $3,250/month		$50,000 (construction costs must exceed $5,000)	Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties
Warehouse/ Flex (7 buildings) Greensboro, NC and Industrial/ Flex (7 buildings) Winston-Salem, NC	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	5%	N/A	New Lease: 6% Renewal/ Renegotiation: 4%	5% of expenses up to $25,000 spent in a calendar year; 4% of any amount over $25,000 and up to $50,000; 3% of any amount in excess of $50,000	Up to 1.5%	N/A	Yes	Commenced April 17, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	1.5%: Monthly Management Fee 0.85%: Monthly Administrative Fee Min. of $3,250/ month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000	Accounting System Fees: $3,500 flat fee if property manager sets up accounting services prior to 90 days from the effective date $2,450/month accounting services fee
Office Building Greensboro, NC	Commenced January 1, 2013; Expires January 1, 2014 – annual renewal; owners may terminate for cause; manager may terminate upon uncured default by owners	4%	2%	New Lease: 6% Renewal/ Renegotiation: 4%	4% of any amount expended in a calendar year	1%	1% if no outside loan broker involved; ½% otherwise	Yes	Commenced April 17, 2012 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	0.75%: Monthly Management Fee 0.50%: Monthly Administrative Fee Min. of $4,250/ month	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	Personnel Fees: Reimbursement for 60% of real estate mgr's salary & 60% of the overhead items related to the real estate mgr. (i.e., social security, medicare, FUTA, SUTA, Health Insurance) Accounting System Fees: $3,500 flat fee if property manager sets up accounting services prior to 90 days from the effective date $3,750/month accounting services fee Payroll Costs: Reimbursement of all approved payroll costs incurred by Mgr in the performance of its duties

	Asset Management Agreement Fees Receivable[1]							Property Management Agreement Fees Payable[2]					
Property Type/ Location	**Term of Asset Management Agreement**	**Property Management Fee[3]**	**Asset Management Fee[4]**	**Leasing Commissions[5]**	**Construction Management Fee[6]**	**Selling Commission[7]**	**Financing Fee[8]**	**Property Management Agreement**	**Term of Property Management Agreement**	**Property Management Fee[9]**	**Leasing Commissions[10]**	**Construction Management Fee[11]**	**Additional Fees**
Medical Office (2 Buildings) Lawrencevill e, GA	Commenced on July 1, 2013; Expires July 1, 2014; annual renewal;; owners may terminate for cause and manager may terminate upon uncured default by owners	6%	N/A	New Lease and Renewal or Renegotiation: 1%	5% of any amount (including fees for professional services) which is expended in any calendar year for construction or repair of the Property.	1%	1%	Yes	Commenced November 9, 2011 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	Greater of $1,500 or 5% per mother	N/A	0% for hard costs less than $20,000; 5% of hard costs for projects of $20,001 - $100,000; to be negotiated for projects with hard costs in excess of $100,000	N/A
Office Building Kansas City, MO (REVA Catalyst Fund, LLC)*	Commenced on January 1, 2013; Expires January 1, 2014; annual renewal; owners may terminate for cause and manager may terminate upon uncured default by owners	6%	N/A	New Lease and Renewal or Renegotiation: 1%	5% of any amount (including fees for professional services) which is expended in any calendar year for construction or repair of the Property.	1%	1%	Yes	Commenced January 1, 2013 and shall continue unless terminated by either the property manager or manager upon 30 days prior written notice	Greater of $750/month or 2%; provided that fee is $500 per month while building is vacant	N/A	4% of expenses up to $25,000, 3% of any amount over $25,000 and up to $50,000, 2% of any amount in excess of $50,000 (construction costs must exceed $5,000)	N/A

* Properties marked with an asterisk are owned by affiliates of REVA Management Advisors, LLC. The affiliate owners are denoted in parentheses below the property location.

** The Property marked with a double-asterisk is 29.19% owned by Stevens M. Sadler and 16.40% owned by Christopher K. Sadler.

*** The Property marked with a triple-asterisk is 1.2598% owned by Real Estate Value Advisors, LLC, an affiliate of us, which is owned by Stevens M. Sadler and Christopher K. Sadler on an equal basis.

PART III – EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(1)(a)	Form of Sales Agency Agreement by and between Moloney Securities Co., Inc. and us.***
(1)(b)	Form of Participating Dealer Agreement.***
(1)(c)	Form of Underwriter Warrant.***
(2)(a)	Certificate of Formation of the issuer.***
2(b)	Amended and Restated Limited Liability Company Agreement of the issuer.*
(4)	Form of Purchaser Questionnaire and Subscription Agreement.**
(6)(a)	Equity Contribution Agreement by and among Continuum Capital, LLC, Chesapeake Realty Advisors, LLC, and us.***
(6)(b)	Form of Employment Agreement by and between Stevens M. Sadler and us.***
(6)(c)	Form of Employment Agreement by and between Christopher K. Sadler and us.***
(6)(d)	Transfer Agent Agreement by and between Registrar and Transfer Company and us.****
(9)	Escrow Agreement by and among SunTrust Bank, Moloney Securities Co., Inc., and us.****
(10)(a)	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.***
(10)(b)	Consent of Moloney Securities, Inc., as underwriter.***
(10)(c)	Consent of Kaplan, Voekler, Cunningham & Frank, PLC*****
(11)	Opinion of Kaplan Voekler Cunningham & Frank, PLC regarding legality of the Offered Units.***

* Set forth in the Offering Circular as Appendix A
** Set forth in the Offering Circular as Appendix B
*** Previously Filed
**** To be filed by Amendment.
*****Included with the legal opinion provided pursuant to Item (11)

Exhibit (1)(a)

Form of Sales Agency Agreement by and between Moloney Securities Co., Inc. and Us

[Previously Filed]

Exhibit 1(b) – Form of Participating Dealer Agreement

[Previously Filed]

Exhibit 1(c)

Form of Underwriter Warrant

[Previously Filed]

Exhibit (2)(a)

Certificate of Formation of Allegiancy, LLC

[Previously Filed]

Exhibit (2)(b)

Amended and Restated Limited Liability Company Agreement of Allegiancy, LLC

[Enclosed as Appendix A to the Offering Circular]

Exhibit (4)

Form of Purchaser Questionnaire and Subscription Agreement

[Enclosed as Appendix B to the Offering Circular]

Exhibit (6)(a)

Equity Contribution Agreement by and among Continuum Capital, LLC, Chesapeake Realty Advisors, LLC, and us.

[Previously Filed]

Exhibit (6)(b)

Form of Employment Agreement by and between Stevens M. Sadler and us.

[Previously Filed]

Exhibit (6)(c)

Form of Employment Agreement by and between Christopher K. Sadler and us.

[Previously Filed]

Exhibit 6(d)

Transfer Agent Agreement by and between Registrar and Transfer Company and us

[To Be Filed by Amendment]

Exhibit (9)

Escrow Agreement by and among SunTrust Bank, Moloney Securities Co., Inc., and us.

[To Be Filed by Amendment]

Exhibit 10(a)

Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

[See Attached]

Exhibit 10(b)

Consent of Moloney Securities, Inc., as underwriter.

[Previously Filed]

Exhibit (11)

Opinion of Kaplan Voekler Cunningham & Frank, PLC regarding legality of the Offered Units.

[Previously Filed]

SIGNATURES

The issuer has duly caused this Amendment No. 4 to its offering statement on Form 1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia on December __, 2013.

ALLEGIANCY, LLC,
a Delaware limited liability company

By: 
Stevens M. Sadler, Manager


Stevens M. Sadler
Manager and President (Chief Executive Officer and Chief Financial Officer)


Christopher K. Sadler
Manager

ORIGINAL SIGNATURE PAGE

SIGNATURES

The issuer has duly caused this Amendment No. 4 to its offering statement on Form 1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia on December __, 2013.

ALLEGIANCY, LLC,
a Delaware limited liability company

By: 
Stevens M. Sadler, Manager


Stevens M. Sadler
Manager and President (Chief Executive Officer and Chief Financial Officer)


Christopher K. Sadler
Manager